Randstad USA
2015 South Park Place
Legal Department
Atlanta, Georgia 30339

randstad
work solutions™

RECEIVED
2008 MAR 27 A 8:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 26, 2008

[redacted]

08001512

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since July 17, 2006, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

John P. Kelly
Deputy General Counsel

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

Enclosures

cc: Stef Witteveen (w/o enclosures)
Marianne Scholten (w/o enclosures)

3/28

770.937.7000 Tel
770.916.0791 Fax

www.us.randstad.com

ɿr randstad holding

RECEIVED
2008 MAR 27 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

Second quarter results - Continued strong growth; revenue up 24% and net income up 33%

Highlights second quarter 2006

- Diluted EPS* up 36% from &euro 0.47 to &euro 0.64; the EBITA** margin improved to 4.7% from 4.3%
- Organic revenue growth*** amounted to 19%; organic revenue growth per working day increased to 22% compared to 20% in Q1 2006
- 62% growth in Germany; continued high organic revenue growth in Germany at 36%
- Further recovery of profitability in North America; EBITA margin doubled from 1.6% to 3.2%
- Gross margin pressure in mass-customized the Netherlands; additional measures to further increase productivity initiated
- Efficiency increased; operating expenses amounted to 16.2% of revenue compared to 17.1% in Q2 2005

Outlook third quarter 2006

- Diluted EPS is expected to be at least &euro 0.84, an increase of at least 31% versus the &euro 0.64 of Q3 2005

According to Ben Noteboom, CEO Randstad Holding: "For the ninth quarter in succession, we have grown by double digits and increased our market share. Much of this growth is organic, which is a testimony to the strength of our concepts. Our growth shows no signs of slowing down through the quarter. Our investments in 8% more outlets and 13% more people are paying off. Through the tireless efforts of our people, we keep reaching new clients every day. The global market for our services is developing rapidly, and given our current performance we have every reason to believe we will continue to increase our market share."

In € million	**Q2 2006**	Q2 2005	*% change*	**Ytd 2006**	Ytd 2005	*% change*
Revenue	**1,988.0**	1,605.4	*24%*	**3,801.7**	3,014.8	*26%*
Organic growth			*19%*			*21%*
Gross margin	**20.8%**	21.3%		**20.8%**	21.0%	
Operating expenses	**321.9**	274.4	*17%*	**638.0**	529.4	
Operating expenses as % of revenue	**16.2%**	17.1%		**16.8%**	17.6%	
EBITA **	**93.6**	68.4	*37%*	**157.3**	104.5	*51%*
EBITA margin	**4.7%**	4.3%		**4.1%**	3.5%	
Net income	**72.2**	54.1	*33%*	**120.3**	81.8	*47%*
In €						
Diluted EPS before amortization of other intangible assets and impairment goodwill	**0.64**	0.47	*36%*	**1.07**	0.71	*51%*

* definition: diluted EPS before amortization of other intangible assets and impairment goodwill
** EBITA: operating profit before amortization other intangible assets and impairment goodwill
*** organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments

Summary of Group financial performance in Q2

Revenue
Revenue growth and underlying trends remained strong across our markets. Total revenue amounted to &euro 1,988.0 million in Q2 2006, an increase of 24% compared to Q2 2005. Organic revenue growth was 19%. Q2 2006 had on average 1.6 working days less than Q2 2005 and corrected for the lower number of working days both total revenue growth and organic revenue growth were approximately 3% higher.

In Germany revenue increased 62% and we clearly strengthened our leading position. Organic revenue growth in Germany continued to be exceptionally strong (+36%). Revenue growth at the acquired companies Bindan and Teccon is above expectations.

Our North American business delivered 11% organic revenue growth and was well ahead of the market.

The segment interim professionals, recruitment & selection performed well. Revenue increased 76% in total and organic growth amounted to 30%. This segment now comprises 6% of total revenue versus 4% in Q2 last year. Specialty revenue amounted to 30.5% of total revenue.

Revenue growth was positively impacted by the balance of acquisitions and disposals of group companies (5%). The currency impact was negligible.

Gross profit
The gross margin amounted to 20.8% compared to a normalized level of 21.0% in Q2 2005. As stated last year, in Q2 2005 the gross profit included a positive one-off of around &euro 5 million or 0.3%. In general, the gross margin reflects the ongoing trend of changes in the business mix. We also continued to see price pressure in the large account segment. Corrected for last year's one-off the gross margin in The Netherlands decreased from 24.2% to 23.5%. The Dutch gross margin is impacted by mix shifts, amongst others caused by strong growth in lower margin/high productivity specialties such as payrolling and call centers and renewed contracts in the large account segment. Several initiatives have been initiated to improve gross margins. We have also taken measures to further improve productivity and to reduce relative cost levels. Compared to last year the gross margin increased amongst others in Belgium and France. At group level normalized gross profit per average FTE increased 8%.

Operating expenses
Operating expenses as a percentage of revenue came down to 16.2% from 17.1% in Q2 2005. This efficiency improvement was reached despite our continued investments to capture future growth. Capacity was expanded which is visible in 189 extra outlets and 1,770 additional FTEs. With that the number of outlets and corporate employees is respectively 8% and 13% higher than a year ago. The roll-out of specialty units has continued and at 518 we have passed our initial goal of 500. Total operating expenses increased by 17% from &euro 274.4 million to &euro 321.9 million. The organic increase in operating expenses was 11%.

EBITA
In the second quarter of 2006 EBITA increased by 37% to &euro 93.6 million versus &euro 68.4 million in Q2 2005. On an organic basis EBITA increased by 33%. The EBITA margin improved from 4.3% to 4.7%.

Net income
Net income amounted to &euro 72.2 million, an improvement of 33% compared to Q2 2005. Net finance costs, including dividend on preferred shares, amounted to &euro 2.3 million. The effective tax rate was 18.5% (Q2 2005 17%).

Cash flow and balance sheet
In Q2 2006 the free cash flow amounted to &euro 85.6 million negative, versus &euro 44.4 million negative in Q2 2005. The cash outflow is partly related to the normal seasonal pattern in operating working capital, which includes payments of holiday allowances in several countries. We also incurred higher tax payments in line with our tax planning. Capital expenditure was &euro 15.7 million comparable to the &euro 16.2 million of last year. The moving average of days sales outstanding (DSO) improved to 52 in Q2 2006 from 53 in Q2 2005. The net cash position excluding preferred shares was &euro 30.8 million at the end of the quarter versus &euro 59.4 million at the end of Q2 2005. In June we signed for a new &euro 650 million syndicated credit facility. We used favorable credit market circumstances to refinance early, which resulted in lower rates and more flexibility.

Second quarter by segment

Mass-customized Europe and Asia: strong top-line growth and investments for expansion

Organic revenue growth amounted to 20%. Including our European and Asian acquisitions and transfers to in-house, total growth amounted to 23%. Growth remained strong in the Netherlands, while our German business experienced another record quarter. The decrease in gross margin is mainly attributable to the Netherlands due to mix shifts, ongoing pressure in the large contract segment and the absence of last years &euro 5 million one-off. The latter had a positive impact on gross margin and EBITA margin of approximately 0.5% in the mass-customized segment in Q2 2005. In combination with investments in the distribution network and new services we experienced a limited decline in the EBITA margin compared to Q2 2005. We have a clear focus on improving gross margins, while productivity in the Dutch business is expected to increase in the coming quarters.

Mass-customized and in-house services North America: solid improvement in profitability

Our North American businesses outperformed the market with organic revenue growth of 11%. The majority of growth in North America is still coming from larger clients. Canada delivered another very strong performance. The sale as per 31 March 2006 of PL Services, which delivered support services to independently owned staffing companies, had a negative impact on gross margin of approximately 0.9%. Revenue growth, productivity improvements and savings implemented in 2005 were the main drivers behind the doubling of the EBITA margin from 1.6% to 3.2%.

In-house services Europe: 31% revenue growth and 87% growth in EBITA
Organic revenue growth was 24% in Q2 2006. Total growth was 31% including transfers from mass-customized to in-house. The number of in-house locations has grown from 446 to 491, which is the main reason behind the 10% increase in operating expenses. EBITA increased from &euro 6.1 million to &euro 11.4 million while the EBITA margin improved from 3.6% to 5.1%.

Interim professionals, recruitment & selection: another strong quarter
Organic revenue growth of interim professionals, recruitment & selection was 30% in Q2 2006. Including the acquisitions of Martin Ward Anderson in the UK and NL, Teccon in Germany and EmmayHR in India total revenue increased by 76% to &euro 123.4 million in Q2 2006 compared to &euro 70.2 million in Q2 2005. This segment now comprises 6% of total company revenue versus 4% in Q2 2005. The gross margin improved to 28.4% compared to 27.1% in Q2 2005. Acquisitions had a positive effect on the gross margin.

Positive gross margin developments in the existing business stemming from amongst others growing recruitment fees, lower idle time and healthy pricing, were offset by a negative effect of the lower number of working days. In several segments, such as IT, Finance and Engineering, scarcity is increasing. The EBITA margin increased to 8.3% from 7.0% in Q2 2005.

Other developments

Tax
The Dutch government has the ambition to further reduce the Dutch corporate income tax rate, to 25.5%, as per 1 January 2007. Current rates are 29.6% for 2006 and 29.1% for 2007. The German government has announced plans to reduce the corporate income tax rate as per 1 January, 2008.

Besides reduced future tax payments, corporate tax rate reductions can have an impact on the valuation of deferred tax assets and deferred tax liabilities. Revaluation of deferred tax assets will result in one-off charges but not have any cash impact. This would occur in case of a reduction in the corporate tax rate in Germany. Revaluation of deferred tax liabilities will lead to one off benefits in the income statement as well as reduced future tax payments. This would occur in case of a corporate tax rate reduction in the Netherlands. Each percentage point corporate tax rate reduction in the Netherlands below the current rate of 29.1% for 2007 will lead to an immediate release from our deferred tax liabilities of about &euro 10 million and a similar positive cash impact in the future.

We expect the Dutch tax reduction to be enacted in Q4 2006. If so we will record a one off release in the same quarter. With respect to the possible reduction in Germany, it is uncertain at this stage if the German plan will be enacted or how it will be financed.

Excluding the possible gain, related to the possible corporate tax rate reduction in the Netherlands, we still expect an effective tax rate in 2006 of 18.5%. For 2007 we expect the effective tax rate to be in the range of 24-26%. As communicated earlier, for 2008 and 2009 we expect the effective tax rate to be in between 20-30%. As stated in Q1 2006, the cash tax rate for 2006 is expected to be in the range of 20-25%. For the years 2007 and 2008 we expect it to remain within this range. For the period beyond 2008 we expect that the cash tax rate will approach but should not or not materially exceed the average tax rate.

Outlook Q3 2006
Given current market trends we expect diluted EPS before amortization of other intangibles and impairment goodwill to amount to at least &euro 0.84, an increase of at least 31% versus the &euro 0.64 of Q3 2005. Q3 2006 will have on average 1 working day less than Q3 2005.

Financial calendar 2006-2007

Publication third quarter results 2006	October 27, 2006
Analyst days	November 22/23, 2006
Publication fourth quarter and full year results 2006	February 15, 2007
Publication first quarter results 2007	April 25, 2007
General Meeting of Shareholders	May 8, 2007
Publication second quarter results 2007	July 25, 2007

Issue of ordinary shares
In the period from July 28, 2006 up to and including August 10, 2006, 60,966 ordinary shares Randstad Holding nv (nominal value &euro 0.10) will be issued and granted to the executive board members in relation to the medium term bonus system 2004-2007.

Conference call
Today, at 13.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 712 13 04 and for participants from the UK +44 (20) 7138 0816. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is:

http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended June 30 2006	2005	Change 2006/2005	Six months ended June 30 2006	2005	Change 2006/2005
Revenue	**1,988.0**	1,605.4	24%	**3,801.7**	3,014.8	26%
Cost of services	**1,575.2**	1,263.3	25%	**3,011.8**	2,382.3	26%
Gross profit	**412.8**	342.1	21%	**789.9**	632.5	25%
Selling expenses	**224.7**	190.5		**444.2**	367.9	
General and administrative expenses	**97.2**	83.9		**193.8**	161.5	
Total operating expenses	**321.9**	274.4	17%	**638.0**	529.4	21%
Operating profit	**90.9**	67.7	34%	**151.9**	103.1	47%
Dividend preferred shares	**-1.8**	-2.1		**-3.6**	-4.3	
Financial income and expenses	**-0.5**	-0.5		**-0.7**	-0.3	
Net finance costs	**-2.3**	-2.6		**-4.3**	-4.6	
Income before taxes	**88.6**	65.1		**147.6**	98.5	
Taxes on income	**-16.4**	-11.0		**-27.3**	-16.7	
Net income	**72.2**	54.1	33%	**120.3**	81.8	47%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- basic earnings per ordinary share	**0.62**	0.47		**1.04**	0.71	
- diluted earnings per ordinary share	**0.62**	0.47		**1.03**	0.71	
- diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**0.64**	0.47		**1.07**	0.71	
Margin						
Gross margin	**20.8%**	21.3%		**20.8%**	21.0%	
EBITDA margin	**5.3%**	4.9%		**4.7%**	4.1%	
EBITA margin	**4.7%**	4.3%		**4.1%**	3.5%	
Operating margin	**4.6%**	4.2%		**4.0%**	3.4%	
Net margin	**3.6%**	3.4%		**3.2%**	2.7%	

Information by segment
(unaudited)

In millions €	2006	2005	% change 2006/2005	% organic * growth	In % of revenue 2006	in % of revenue 2005
	Three months ended June 30					
Revenue						
Mass-customized Europe and Asia	**1,322.5**	1,078.3	23%	20%		
Mass-customized North America	**263.1**	243.6	8%	11%		
In-house services Europe	**223.2**	169.9	31%	24%		
In-house services North America	**62.8**	49.3	27%	13%		
Interim professionals, recruitment & selection	**123.4**	70.2	76%	30%		
Eliminations	**-7.0**	-6.1				
Total revenue	**1,988.0**	1,605.4	24%	19%		
Gross profit						
Mass-customized Europe and Asia	**287.9**	243.5	18%	15%	**21.8%**	22.6%
Mass-customized North America	**50.9**	49.2	3%	11%	**19.3%**	20.2%
In-house services Europe	**31.8**	24.6	28%	23%	**14.2%**	14.6%
In-house services North America	**7.6**	5.6	36%	20%	**12.1%**	11.4%
Interim professionals, recruitment & selection	**35.0**	19.0	84%	29%	**28.4%**	27.1%
Eliminations	**-0.4**	0.0				
Total gross profit	**412.8**	342.1	21%	16%	**20.8%**	21.3%
EBITA **						
Mass-customized Europe and Asia	**68.5**	59.4	15%	15%	**5.2%**	5.5%
Mass-customized North America	**7.8**	3.4	129%	200%	**3.0%**	1.4%
In-house services Europe	**11.4**	6.1	87%	77%	**5.1%**	3.6%
In-house services North America	**2.6**	1.3	100%	90%	**4.1%**	2.6%
Interim professionals, recruitment & selection	**10.2**	4.9	108%	40%	**8.3%**	7.0%
Corporate	**-6.9**	-6.7				
Total EBITA	**93.6**	68.4	37%	33%	**4.7%**	4.3%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions €	2006	2005	% change 2006/2005	% organic * growth	In % of revenue 2006	in % of revenue 2005
	Six months ended June 30					
Revenue						
Mass-customized Europe and Asia	**2,511.7**	2,025.5	24%	21%		
Mass-customized North America ***	**523.5**	461.9	13%	12%		
In-house services Europe	**415.5**	314.4	32%	26%		
In-house services North America ***	**117.6**	90.4	30%	7%		
Interim professionals, recruitment & selection	**245.6**	132.9	85%	39%		
Eliminations	**-12.2**	-10.3				
Total revenue	**3,801.7**	3,014.8	26%	21%		
Gross profit						
Mass-customized Europe and Asia	**543.8**	449.6	21%	17%	**21.7%**	22.2%
Mass-customized North America ***	**102.3**	92.0	11%	12%	**19.5%**	19.9%
In-house services Europe	**59.3**	45.2	31%	27%	**14.3%**	14.4%
In-house services North America ***	**13.7**	10.3	33%	9%	**11.6%**	11.4%
Interim professionals, recruitment & selection	**71.6**	35.7	101%	43%	**29.2%**	26.9%
Eliminations	**-0.8**	-0.3				
Total gross profit	**789.9**	632.5	25%	18%	**20.8%**	21.0%
EBITA **						
Mass-customized Europe and Asia	**111.4**	94.3	18%	19%	**4.4%**	4.7%
Mass-customized North America ***	**14.2**	4.4	223%	315%	**2.7%**	1.0%
In-house services Europe	**19.0**	9.1	109%	101%	**4.6%**	2.9%
In-house services North America ***	**3.8**	2.2	73%	44%	**3.2%**	2.4%
Interim professionals, recruitment & selection	**21.7**	6.3	244%	156%	**8.8%**	4.7%
Corporate	**-12.8**	-11.8				
Total EBITA	**157.3**	104.5	51%	47%	**4.1%**	3.5%

- * Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
- ** EBITA: operating profit before amortization other intangible assets and impairment goodwill.
- *** Due to streamlining of processes, the amount of transfers in Q1, 2006 from mass-customized to in-house services North America has retroactively been changed in Q2, 2006. This change has no impact on the total figures for North America in Q1, Q2 and Q2, 2006.

Information by geography
(unaudited)

In millions €	Three months ended June 30					
	2006	2005	% change 2006/2005	% organic * growth	**In % of revenue 2006**	in % of revenue 2005
Revenue						
Netherlands	**696.8**	586.5	19%	19%		
Germany	**304.4**	187.5	62%	36%		
Belgium/Luxembourg	**218.0**	192.0	14%	13%		
France	**130.5**	117.3	11%	11%		
Spain	**121.9**	102.8	19%	19%		
United Kingdom	**56.6**	42.8	32%	4%		
Italy	**64.8**	46.0	41%	41%		
Other European counties	**53.3**	37.4	43%	42%		
North America	**325.9**	293.1	11%	11%		
Asia	**15.8**	-				
Total revenue	**1,988.0**	1,605.4	24%	19%		
Gross profit						
Netherlands	**163.9**	146.8	12%	11%	**23.5%**	25.0%
Germany	**76.5**	47.5	61%	34%	**25.1%**	25.3%
Belgium/Luxembourg	**41.4**	36.2	14%	11%	**19.0%**	18.9%
France	**18.8**	16.1	17%	17%	**14.4%**	13.7%
Spain	**19.7**	16.7	18%	18%	**16.2%**	16.2%
United Kingdom	**12.1**	7.8	55%	-1%	**21.4%**	15.2%
Italy	**11.1**	8.7	28%	28%	**17.1%**	18.9%
Other European countries	**9.4**	7.5	25%	27%	**17.6%**	20.1%
North America	**58.5**	54.8	7%	11%	**18.0%**	18.7%
Asia	**1.4**	-			-	-
Total	**412.8**	342.1	21%	16%	**20.8%**	21.3%

Information by geography
(unaudited)

In millions €	Six months ended June 30					
	2006	2005	% change 2006/2005	% organic * growth	**In % of revenue 2006**	in % of revenue 2005
Revenue						
Netherlands	**1,352.7**	1,107.2	22%	22%		
Germany	**562.8**	342.0	65%	38%		
Belgium/Luxembourg	**419.5**	365.6	15%	14%		
France	**245.0**	213.1	15%	15%		
Spain	**232.3**	193.9	20%	20%		
United Kingdom	**113.5**	84.6	34%	4%		
Italy	**120.3**	86.9	38%	38%		
Other European counties	**98.4**	69.2	42%	41%		
North America	**641.1**	552.3	16%	11%		
Asia	**16.1**	-				
Total revenue	**3,801.7**	3,014.8	26%	21%		
Gross profit						
Netherlands	**318.5**	272.9	17%	16%	**23.5%**	24.6%
Germany	**137.8**	83.5	65%	37%	**24.5%**	24.4%
Belgium/Luxembourg	**80.2**	68.7	17%	14%	**19.1%**	18.8%
France	**35.2**	29.4	20%	20%	**14.4%**	13.8%
Spain	**37.4**	31.2	20%	20%	**16.1%**	16.1%
United Kingdom	**24.9**	15.4	62%	0%	**21.9%**	18.2%
Italy	**20.3**	16.0	27%	27%	**16.9%**	18.4%
Other European countries	**17.9**	13.1	37%	36%	**18.2%**	18.9%
North America	**116.0**	102.3	13%	11%	**18.1%**	18.5%
Asia	**1.7**	-			-	-
Total	**789.9**	632.5	25%	18%	**20.8%**	21.0%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	June 30, 2006	June 30, 2005	December 31, 2005
Property, plant and equipment	**108.2**	85.7	99.3
Intangible assets	**259.4**	84.2	111.3
Deferred income tax assets	**350.7**	355.2	339.7
Financial receivables	**5.2**	4.7	4.9
Non-current assets	**723.5**	529.8	555.2
Trade and other receivables	**1,385.2**	1,169.1	1,289.3
Income tax receivables	**9.4**	9.0	3.2
Cash and cash equivalents	**384.3**	278.4	453.8
Current assets	**1,778.9**	1,456.5	1,746.3
Total assets	**2,502.4**	1,986.3	2,301.5
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**389.9**	384.7	384.7
Reserves	**149.8**	-28.0	139.9
Shareholders' equity	**551.3**	368.3	536.2
Minority interest	**1.3**	-	-
Group equity	**552.6**	368.3	536.2
Preferred shares	**165.8**	165.8	165.8
Borrowings	**190.1**	130.4	130.5
Deferred income tax liabilities	**355.6**	372.7	357.4
Provisions	**35.2**	37.5	34.6
Non-current liabilities	**746.7**	706.4	688.3
Trade and other payables	**965.9**	770.8	899.0
Income tax liabilities	**38.7**	3.3	27.9
Borrowings	**163.4**	88.6	117.3
Provisions	**35.1**	48.9	32.8
Current liabilities	**1,203.1**	911.6	1,077.0
Total equity and liabilities	**2,502.4**	1,986.3	2,301.5

Consolidated cash flow statement
(unaudited)

	Three months ended June 30		Six months ended June 30	
In millions €	**2006**	2005	**2006**	2005
Net income	**72.2**	54.1	**120.3**	81.6
Taxes on income	**16.4**	11.0	**27.3**	16.7
Net finance costs	**2.3**	2.6	**4.3**	4.6
Operating profit	**90.9**	67.7	**151.9**	103.1
Depreciation property, plant and equipment	**8.3**	6.8	**15.8**	13.4
Amortization software	**3.1**	2.9	**6.3**	5.8
Amortization other intangible assets	**2.7**	0.7	**5.4**	1.4
Share-based payments	**1.1**	2.5	**2.1**	3.0
Provisions	**-2.1**	-3.3	**-3.4**	-2.8
Income taxes paid	**-33.5**	-10.2	**-45.9**	-11.5
Cash flow from operations before operating working capital	**70.5**	67.1	**132.2**	112.4
Trade and other receivables	**-75.2**	-98.7	**-67.4**	-81.7
Trade and other payables	**-57.4**	5.3	**3.6**	-2.5
Operating working capital	**-132.6**	-93.4	**-63.8**	-84.2
Net cash flow from operating activities	**-62.1**	-26.3	**68.4**	28.2
Purchases of property, plant and equipment	**-14.6**	-12.5	**-23.9**	-19.0
Purchases of software	**-1.1**	-3.7	**-3.1**	-7.6
Acquisition of subsidiaries	**-8.6**	-2.2	**-124.3**	-2.2
Financial receivables	**-0.2**	0.3	**-0.2**	0.3
Disposal of property, plant and equipment	**1.0**	-	**1.0**	-
Disposal of subsidiaries	**-**	-	**1.0**	-
Net cash flow from investing activities	**-23.5**	-18.1	**-149.5**	-28.5

Free cash flow	**-85.6**	-44.4	**-81.1**	-0.3
Re-issue of purchased ordinary shares	**-**	-	**1.0**	0.8
Issue of ordinary shares	**1.3**	-	**1.3**	-
Proceeds from non-current borrowings	**-**	-	**59.7**	-
Financing	**1.3**	-	**62.0**	0.8
Financial income and expenses received / (paid)	**0.2**	-0.1	**0.4**	0.5
Dividend paid on ordinary shares	**-90.7**	-76.2	**-90.7**	-76.2
Dividend paid on preferred shares B	**-8.4**	-8.6	**-8.4**	-8.6
Reimbursement to financiers	**-98.9**	-84.9	**-98.7**	-84.3
Net cash flow from financing activities	**-97.6**	-84.9	**-36.7**	-83.5
Net decrease in cash, cash equivalents and current borrowings	**-183.2**	-129.3	**-117.8**	-83.6
Cash, cash equivalents and current borrowings at begin of period	**402.9**	322.7	**336.5**	279.4
Net decrease in cash, cash equivalents and current borrowings	**-183.2**	-129.3	**-117.8**	-83.6
Translation gains / (losses)	**1.2**	-3.6	**2.2**	-5.8
Cash, cash equivalents and current borrowings at end of period	**220.9**	189.8	**220.9**	189.8

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2006	2005
Value at April 1	**579.8**	375.3
Net income for the period	**72.2**	54.1
Translation differences	**-12.4**	12.6
Total recognized income	**59.8**	66.7
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**1.1**	2.5
Issue of ordinary shares	**1.3**	-
Value at June 30	**551.3**	368.3

In millions €	2006	2005
Value at January 1	**536.2**	338.6
Movements in the period:		
Net income for the period	**120.3**	81.8
Translation differences	**-18.9**	20.1
Total recognized income	**101.4**	101.9
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**2.1**	3.0
Issue of ordinary shares	**1.3**	-
Re-issue of purchased ordinary shares	**1.0**	0.6
Value at June 30	**551.3**	368.3

Accounting policies
In these quarterly financial statements we have applied the accounting policies as included in our annual report 2005. IAS 34 'Interim Financial Reporting' has not been applied in the preparation of these financial statements.

Key ratios
(unaudited)
In millions €

Balance sheet	June 30, 2006	June 30, 2005
Operating working capital *	**422.9**	402.6
Borrowings (excluding preferred shares)	**353.5**	219.0
Net cash (excluding preferred shares)	**30.8**	59.4

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses (unaudited)	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Personnel expenses	**221.4**	186.8	**436.5**	361.9
Depreciation property, plant and equipment	**8.3**	6.8	**15.8**	13.4
Amortization software	**3.1**	2.9	**6.3**	5.8
Amortization other intangible assets and impairment goodwill	**2.7**	0.7	**5.4**	1.4
Other operating expenses	**86.4**	77.2	**174.0**	146.9
Total operating expenses	**321.9**	274.4	**638.0**	529.4

EPS calculation
(unaudited)

Net income for ordinary shareholders	**72.2**	54.1	**120.3**	81.5
Amortization other intangible assets and impairment goodwill (after taxes)	**1.8**	0.5	**3.5**	1.0
Net income before amortization other intangible assets and impairment goodwill	**74.0**	54.6	**123.8**	82.5
Basic EPS	**0.62**	0.47	**1.04**	0.71
Diluted EPS	**0.62**	0.47	**1.03**	0.71
Diluted EPS before amortization other intangible assets and impairment goodwill	**0.64**	0.47	**1.07**	0.71
Average number of ordinary shares outstanding (mln)	**115.7**	115.4	**115.6**	115.4
Average diluted number of ordinary shares outstanding (mln)	**116.4**	115.9	**116.3**	115.9

For more information
Bart Gianotten/ Frans Cornelis
Telephone
+31 (0)20 569 56 23

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randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad acquires HR Services division from Getronics

Randstad Holding nv announces that it has reached agreement with Getronics about its intention to take over their HR Services division (PinkRoccade HR Services). Both parties have signed a letter of intent to that effect on August 16, 2006.

In line with its strategy Randstad has seen relevant growth in its HR solutions business, which provides clients with services in the field of HR consulting, assessment services, outplacement services, and personnel and salary administration. This acquisition supports further growth in this important segment of the HR services market.

The transaction involves employees (approximately 200), technology, know-how and the client contract base. The revenue of this division in 2006 is expected to amount to approximately € 32 million. The intended purchase price is € 65 million. The deal is projected to be closed in Q4 2006, and it is expected to have no material effect on Randstad's earnings per share for 2006 (eps before amortization other intangibles).

PinkRoccade HR Services is already a large player in the Dutch market for salary administration and processing services. With the acquisition by Randstad it has the potential to obtain a leading position in this market. This can be reached through volume growth and further product development. To realize this, Randstad expects to invest € 10 to € 15 million to further develop and integrate this division.

"This deal strengthens our market position in HR services, specifically in personnel and salary administration services. It is a great addition to our range of HR services. With our new colleagues, we trust we can keep growing this business further, making it a corner stone of our HR solutions portfolio," says Jacques van den Broek, member of the executive board of Randstad Holding.

'We are pleased to have found a solid partner with an excellent market standing in Randstad Holding,' stated Klaas Wagenaar, CEO of Getronics. 'Following this, we will continue to build a strong go-to-market relationship with our new strategic partner.' The works councils of both parties will be involved in the process, and the transaction is still subject to the decision from the Dutch competition authority that a license is not required.

About Getronics
With some 25,000 employees in 30 countries and approximate revenues of €2.6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our clients' mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ('GTN'). For further information about Getronics, visit www.getronics.com.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

randstad holding

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

Randstad completes purchase HR Services division Getronics

Randstad Holding nv has completed its purchase of the HR Services division from Getronics as announced on August 17, 2006. The Dutch competition authority, which still had to agree to the acquisition, has given its approval.

In line with its strategy Randstad has seen relevant growth in its HR solutions business. This purchase supports further growth in this important segment of the HR services market.

About Getronics
With some 25,000 employees in 30 countries and approximate revenues of € 2.6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our clients' mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ('GTN'). For further information about Getronics, visit www.getronics.com.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see www.randstad.com.

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randstad holding

RECEIVED
2008 MAR 27 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Record quarter; revenue up 21% and net income up 42%

Highlights third quarter 2006

- Diluted EPS* up by 42% to € 0.92 from € 0.65
- Group organic revenue** growth remained strong and reached 18%
- EBITA*** up 45% to € 134.7 million, with an EBITA margin of 6.2% compared to 5.2% in Q3 2005
- Ongoing outperformance in key market Germany; 71% growth of which 44% organic
- Ongoing outperformance in North America; 8% organic growth and EBITA margin more than doubled
- Focus on profitability led to an improved gross margin of 24.2% in The Netherlands versus 23.5% in the last quarter

Outlook fourth quarter 2006

- Diluted EPS, excluding one-off positive tax effects, is expected to amount to at least € 0.90.

"Today, we can report the best quarterly results in the history of our company" says Ben Noteboom, CEO Randstad Holding. "We now expect to reach our main strategic target for 2007, an EBITA margin of 5-6%, by 2006 already. In the past quarter we experienced again strong organic growth. We were able to further optimize our productivity, also in the Netherlands. In Germany, we had another quarter with excellent growth. We are expanding by entering new geographic areas, by adding specialties, and by extending the range of services we can deliver to our clients. The addition of PinkRoccade HR Services to our HR Solutions business is a good example. We have again been able to increase our client list, and we will keep investing further to enable our future growth."

In € million	Q3 2006	Q3 2005	change	Ytd 2006	Ytd 2005	change
Revenue	2,169.0	1,787.1	21%	5,959.5	4,801.9	24%
EBITA	134.7	93.2	45%	292.0	197.7	48%
Net income	105.5	74.5	42%	225.8	156.3	44%
Diluted EPS (in €)	0.92	0.65	42%	1.99	1.36	46%

* definition: diluted EPS before amortization of other intangible assets and impairment goodwill
** organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments
*** EBITA: operating profit before amortization other intangible assets and impairment goodwill

Summary of Group financial performance in Q3

Revenue
Revenue totaled € 2,169.0 million in Q3 2006, up by 21% compared to € 1,787.1 million in Q3 2005. The underlying organic growth was solid at 18%. On average Q3 2006 had 1 working day less than Q3 2005 and corrected for this both total revenue growth and organic revenue growth were approximately 2% higher. We came out at or above market growth in the vast majority of markets where we operate. Acquisitions added 4% to the growth and the currency effect was minus 1%. In Germany revenue increased by 71%, further strengthening our leading position. Organic growth in Germany amounted to 44%. In The Netherlands organic revenue growth was in line with the market at 16% (or 18% when corrected for working day effects). As communicated in July, we prioritize profitability, through focus on gross margin and cost control, rather than market share. Our North American business delivered 8% organic growth and was well ahead of the markets. We observe that at group level growth rates improved in September when compared to August.

Gross profit
In Q3 2006 the gross margin improved to 21.1% compared to 20.9% in Q3 2005. In the Netherlands we made good progress. The Dutch gross margin increased sequentially from 23.5% to 24.2% and was only fractionally below the 24.3% reached in Q3 2005. The effects from our recent initiatives become clearly visible. In Germany the gross margin was stable at 25.4%. We realized gross margin increases in Belgium and France and in selected smaller markets such as Denmark, Poland and Portugal. At group level normalized gross profit per average FTE, a key metric in steering our business, increased by 7%.

In € million	Q3 2006	Q3 2005	change	Ytd 2006	Ytd 2005	change
Revenue	2,169.0	1,787.1	21%	5,959.5	4,801.9	24%
Organic change			18%			20%
Gross profit	457.7	374.3	22%	1,247.1	1,006.8	24%
Operating expenses	323.0	281.1	15%	955.1	809.1	18%
EBITA	134.7	93.2	45%	292.0	197.7	48%
Amortization other intangbles and impairment goodwill	2.6	0.8		8.0	2.2	
Operating profit	132.1	92.4	43%	284.0	195.5	45%
Net income	105.5	74.5	42%	225.8	156.3	44%
Diluted EPS (in €)	0.92	0.65	42%	1.99	1.36	46%
Gross margin	21.1%	20.9%		20.9%	21.0%	
Operating expenses as % revenue	14.9%	15.7%		16.0%	16.9%	
EBITA margin	6.2%	5.2%		4.9%	4.1%	

Operating expenses

In the prevailing healthy business climate we kept investing to capture future growth. Capacity was expanded which is visible in 227 extra outlets (+105 organic) and 2,050 additional FTEs (+1,130 organic) compared to Q3 2005. This implies that the number of outlets and employees is respectively 9% (+5% organic) and 15% (+8% organic) higher than a year ago. Operating expenses excluding amortization goodwill and other intangibles grew by 15%. The organic increase in operating expenses was 10%. The expenses in Q3 2006 contained one-off charges of approximately € 4 million. Operating expenses as a percentage of revenue came down from 15.7% in Q3 2005 to 14.9% in Q3 2006. This productivity improvement is based, amongst other factors, on more efficient use of our branches.

EBITA

In the third quarter of 2006 EBITA increased by 45% to € 134.7 million compared to € 93.2 million in Q3 2005. On an organic basis EBITA increased by 40%. The EBITA margin improved from 5.2% % to 6.2%.

Net income

Net income amounted to € 105.5 million, an improvement of 42% compared to Q3 2005. Net finance costs, including dividend on preferred shares, amounted to € 2.7 million. Like in the past 2 quarters, the effective tax rate was 18.5% (Q3 2005 17%).

Cash flow and balance sheet

In Q3 2006 the free cash flow amounted to € 129.3 million, versus € 76.9 million in Q3 2005. Capital expenditure was € 11.5 million. The moving average of days sales outstanding (DSO) improved to 52 in Q3 2006 from 53 in Q3 2005. Main contributors to this improvement were Italy and Yacht NL. The net cash position excluding preferred shares was € 134.0 million at the end of the quarter versus € 137.6 million at the end of Q3 2005.

Third quarter by segment

Mass-customized Europe and Asia: strong top-line growth and improving profitability

The organic revenue growth amounted to 18%. Including acquisitions and transfers to in-house total growth amounted to 21%. We maintained high growth levels in The Netherlands and Germany and saw some acceleration in Spain and Scandinavia. The gross margin increased from 22.0% in Q3 2005 to 22.2% in Q3 2006. We experienced some positive effects from the measures we took in our Dutch business and also benefited from positive mix shifts, such as the high growth in Germany. The EBITA margin reached a healthy 7.0% compared to 6.5% in Q3 2005..

Mass-customized and in-house services North America: solid improvement in profitability

Our North American businesses outperformed the market with organic growth of 8%. The sale of PL Services had a negative impact on the gross margin of 0.9%, as in the last quarter. In our mass-customized business we experienced solid productivity gains as we generated higher volume with less people. Profitability of in-house services also clearly improved. Not only did we gain new clients but also more business at existing clients. This stimulates productivity. Canada delivered another very strong performance. The EBITA margin for our combined North American businesses more than doubled from 1.6% to 3.5%..

In-house services Europe: 33% revenue growth and 85% growth in EBITA

Organic revenue growth of 31% was realized in Q3 2006. The gross margin improved from 13.7% to 14.1% while the EBITA margin reached 6.0% compared to 4.3% in Q3 2005. Growth was well spread across our different geographies. We had strong contributions from countries such as Germany, Belgium, Italy, Spain and the UK. Another example of the success of the concept is Poland. We

introduced this concept at the end of last year and now operate from 7 locations.

Interim professionals, search & selection: continued strong growth
Organic revenue growth of interim professionals, search & selection was 35% in Q3 2006. Including acquisitions, revenue increased by 82% to € 129.5 million. We continue to see strong growth in IT, Finance and Engineering but also in other competences such as Legal and Marketing & Communications. The gross margin increased from 28.7% to 29.0%. The gross margin was negatively impacted by the fact that there was 1 working day less (which especially effects our Dutch and German businesses) and by lower margins on freelancers. This was outweighed by positive effects from growth in higher segments, more recruitment fees (including contributions from our acquisitions in the UK and India), pricing and reduced idle time. The EBITA margin was stable at 8.6%. Scarcity is a topic in areas like IT, Finance and Engineering but also provides opportunities. With targeted campaigns, which include personal development plans at Yacht NL, we successfully recruited Finance and IT specialists in order to meet strong demand and to enable further growth.

Other developments

In October 2006 we completed the purchase of PinkRoccade HR Services. This purchase clearly strengthens our Dutch HR Solutions offering. PinkRoccade HR Services is among the leading players in HR administration and payroll processing in The Netherlands.

In September we started a greenfield operation in Tokyo, Japan. With a team of 10 consultants we are targeting the market for finance professionals. We intend to expand our presence over time.

We have reclassified our stake in Talent Shanghai, which was acquired in May 2006, from group companies to (non-consolidated) associates. Adjustments to the Q2 2006 statements are marginal; revenues minus € 11.2 million and no impact on Group profit.

We expect that the decision of the Dutch Government to reduce the corporate income tax rate to 25.5% as per January 1, 2007, will be ratified in Q4 2006. This will lead to an immediate release from our deferred tax liabilities of about € 35 million and a similar positive cash impact in the future. In Spain the corporate tax rate will most likely be reduced from 35% to 30% in 2 steps, with the first step on January 1, 2007. These reductions may lead to a non-cash charge of € 6 million in Q4 2006. Plans from the German government to reduce the corporate tax rate still seem to be in the early stages.

Outlook Q4 2006
Given current market trends we expect diluted EPS before amortization other intangibles and impairment goodwill (and before the positive balance of tax one-offs) to amount to at least € 0.90, an increase of at least 29% versus a comparable figure of € 0.70 in Q4 2005. The fourth quarter of 2006 will have on average 1 working day less than Q4 2005. We anticipate hitting our 5-6% EBITA target, originally set for the year 2007, one year early.

Financial calendar 2006-2007

Analyst days	November 22/23, 2006
Publication fourth quarter and full year results 2006	February 15, 2007
Publication first quarter results 2007	April 25, 2007
General Meeting of Shareholders	May 8, 2007
Publication second quarter results 2007	July 25, 2007

Conference call
Today, at 14.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 712 13 04 and for participants from the UK +44 (20) 7138 0816. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is:

http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of

operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

	Three months ended September 30			Nine months ended September 30		
In millions €	2006	2005	Change 2006/2005	2006	2005	Change 2006/2005
Revenue	2,169.0	1,787.1	21%	5,959.5	4,801.9	24%
Cost of services	1,711.3	1,412.8	21%	4,712.4	3,795.1	24%
Gross profit	457.7	374.3	22%	1,247.1	1,006.8	24%
Selling expenses	225.4	197.6		669.5	565.5	
General and administrative expenses	100.2	84.3		293.6	245.8	
Total operating expenses	325.6	281.9	16%	963.1	811.3	19%
Operating profit	132.1	92.4	43%	284.0	195.5	45%
Dividend preferred shares	-1.8	-2.2		-5.4	-6.5	
Financial income and expenses	-0.9	-0.4		-1.6	-0.7	
Net finance costs	-2.7	-2.6		-7.0	-7.2	
Income before taxes	129.4	89.8		277.0	188.3	
Taxes on income	-23.9	-15.3		-51.2	-32.0	
Net income	105.5	74.5	42%	225.8	156.3	44%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- Basic earnings per ordinary share	0.91	0.65		1.95	1.36	
- Diluted earnings per ordinary share	0.91	0.64		1.94	1.35	
- Diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	0.92	0.65		1.99	1.36	
Margins						
Gross margin	21.1%	20.9%		20.9%	21.0%	
EBITDA margin	6.8%	5.8%		5.5%	4.7%	
EBITA margin	6.2%	5.2%		4.9%	4.1%	
Operating margin	6.1%	5.2%		4.8%	4.1%	
Net margin	4.9%	4.2%		3.8%	3.3%	

Information by segment
(unaudited)

In millions €	Three months ended September 30 2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
Revenue						
Mass-customized Europe and Asia	**1,461.9**	1,212.8	21%	18%		
Mass-customized North America	**251.6**	258.6	-3%	6%		
In-house services Europe	**269.8**	202.7	33%	31%		
In-house services North America	**64.5**	47.5	36%	18%		
Interim professionals, search & selection	**129.5**	71.2	82%	35%		
Eliminations	**-8.3**	-5.7				
Total revenue	**2,169.0**	1,787.1	21%	18%		
Gross profit						
Mass-customized Europe and Asia	**325.2**	266.6	22%	18%	**22.2%**	22.0%
Mass-customized North America	**49.5**	54.1	-9%	3%	**19.7%**	20.9%
In-house services Europe	**38.0**	27.7	37%	35%	**14.1%**	13.7%
In-house services North America	**7.6**	5.8	31%	12%	**11.8%**	12.2%
Interim professionals, search & selection	**37.5**	20.4	84%	31%	**29.0%**	28.7%
Eliminations	**-0.1**	-0.3				
Total gross profit	**457.7**	374.3	22%	18%	**21.1%**	20.9%
EBITA**						
Mass-customized Europe and Asia	**101.7**	79.2	28%	24%	**7.0%**	6.5%
Mass-customized North America	**8.5**	3.4	150%	276%	**3.4%**	1.3%
In-house services Europe	**16.1**	8.7	85%	83%	**6.0%**	4.3%
In-house services North America	**2.7**	1.5	80%	53%	**4.2%**	3.2%
Interim professionals, search & selection	**11.1**	6.1	82%	50%	**8.6%**	8.6%
Corporate	**-5.4**	-5.7				
Total EBITA	**134.7**	93.2	45%	40%	**6.2%**	5.2%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions €	Nine months ended September 30 2006	2005	Change 2006/2005	Organic change *	Margins 2006	Margins 2005
Revenue						
Mass-customized Europe and Asia	**3,962.4**	3,238.3	22%	20%		
Mass-customized North America	**775.1**	720.5	8%	10%		
In-house services Europe	**685.3**	517.1	33%	29%		
In-house services North America	**182.1**	137.9	32%	11%		
Interim professionals, search & selection	**375.1**	204.1	84%	37%		
Eliminations	**-20.5**	-16.0				
Total revenue	**5,959.5**	4,801.9	24%	20%		
Gross profit						
Mass-customized Europe and Asia	**868.5**	716.2	21%	17%	**21.9%**	22.1%
Mass-customized North America	**151.8**	146.1	4%	9%	**19.6%**	20.3%
In-house services Europe	**97.3**	72.9	33%	30%	**14.2%**	14.1%
In-house services North America	**21.3**	16.1	32%	10%	**11.7%**	11.7%
Interim professionals, search & selection	**109.1**	56.1	94%	39%	**29.1%**	27.5%
Eliminations	**-0.9**	-0.6				
Total gross profit	**1,247.1**	1,006.8	24%	18%	**20.9%**	21.0%
EBITA**						
Mass-customized Europe and Asia	**213.1**	173.5	23%	21%	**5.4%**	5.4%
Mass-customized North America	**22.7**	7.8	191%	299%	**2.9%**	1.1%
In-house services Europe	**35.1**	17.8	97%	93%	**5.1%**	3.4%
In-house services North America	**6.5**	3.7	76%	48%	**3.6%**	2.7%
Interim professionals, search & selection	**32.8**	12.4	165%	104%	**8.7%**	6.1%
Corporate	**-18.2**	-17.5				
Total EBITA	**292.0**	197.7	48%	43%	**4.9%**	4.1%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by geographical area
(unaudited)

In millions €	Three months ended September 30					
	2006	2005	Change 2006/2005	Organic change *	**Margins 2006**	Margins 2005
Revenue						
Netherlands	**763.3**	662.0	15%	16%		
Germany	**373.9**	219.1	71%	44%		
Belgium/Luxembourg	**249.6**	218.8	14%	14%		
France	**141.4**	131.2	8%	8%		
Spain	**131.8**	110.9	19%	19%		
United Kingdom	**66.2**	48.4	37%	10%		
Italy	**61.0**	45.9	33%	33%		
Other European counties	**60.7**	44.7	36%	36%		
North America	**316.1**	306.1	3%	8%		
Asia	**5.0**	-				
Total revenue	**2,169.0**	1,787.1	21%	18%		
Gross profit						
Netherlands	**184.5**	161.1	15%	14%	**24.2%**	24.3%
Germany	**94.8**	55.7	70%	42%	**25.4%**	25.4%
Belgium/Luxembourg	**43.7**	36.0	21%	18%	**17.5%**	16.4%
France	**20.1**	18.1	11%	11%	**14.2%**	13.8%
Spain	**21.0**	18.4	14%	14%	**15.9%**	16.6%
United Kingdom	**14.1**	8.9	58%	5%	**21.3%**	18.4%
Italy	**10.0**	7.7	30%	30%	**16.4%**	16.7%
Other European countries	**11.5**	8.5	35%	35%	**18.9%**	19.1%
North America	**57.1**	59.9	-5%	4%	**18.1%**	19.6%
Asia	**0.9**	-			**18.0%**	-
Total	**457.7**	374.3	22%	18%	**21.1%**	20.9%

Information by geographical area
(unaudited)

In millions €	Nine months ended September 30					
	2006	2005	Change 2006/2005	Organic change *	**Margins 2006**	Margins 2005
Revenue						
Netherlands	**2,116.0**	1,769.2	20%	20%		
Germany	**936.7**	561.1	67%	41%		
Belgium/Luxembourg	**669.1**	584.4	14%	14%		
France	**386.4**	344.3	12%	12%		
Spain	**364.1**	304.8	19%	19%		
United Kingdom	**179.7**	133.0	35%	6%		
Italy	**181.3**	132.8	37%	37%		
Other European counties	**159.1**	113.9	40%	39%		
North America	**957.2**	858.4	12%	10%		
Asia	**9.9**	-				
Total revenue	**5,959.5**	4,801.9	24%	20%		
Gross profit						
Netherlands	**503.0**	434.0	16%	15%	**23.8%**	24.5%
Germany	**232.6**	139.2	67%	39%	**24.8%**	24.8%
Belgium/Luxembourg	**123.9**	104.7	18%	15%	**18.5%**	17.9%
France	**55.3**	47.5	16%	16%	**14.3%**	13.8%
Spain	**58.4**	49.6	18%	18%	**16.0%**	16.3%
United Kingdom	**39.0**	24.3	60%	1%	**21.7%**	18.3%
Italy	**30.3**	23.7	28%	28%	**16.7%**	17.8%
Other European countries	**29.4**	21.6	36%	35%	**18.5%**	19.0%
North America	**173.1**	162.2	7%	9%	**18.1%**	18.9%
Asia	**2.1**	-			**21.2%**	-
Total	**1,247.1**	1,006.8	24%	18%	**20.9%**	21.0%

* Organic change is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions €	September 30 2006	September 30 2005	December 31, 2005
Property, plant and equipment	110.6	90.4	99.3
Intangible assets	252.8	82.2	111.3
Deferred income tax assets	350.0	337.9	339.7
Financial receivables	12.8	4.7	4.9
Non-current assets	726.2	515.2	555.2
Trade and other receivables	1,476.6	1,266.8	1,289.3
Income tax receivables	4.4	8.9	3.2
Cash and cash equivalents	384.9	392.7	453.8
Current assets	1,865.9	1,668.4	1,746.3
Total assets	2,592.1	2,183.6	2,301.5
Equity and liabilities			
Issued capital	11.6	11.6	11.6
Share premium	393.2	384.7	384.7
Reserves	255.6	49.6	139.9
Shareholders' equity	660.4	445.9	536.2
Preferred shares	165.8	165.8	165.8
Borrowings	190.1	130.5	130.5
Deferred income tax liabilities	343.5	373.0	357.4
Provisions	40.4	38.3	34.6
Non-current liabilities	739.8	707.6	688.3
Trade and other payables	1,049.0	852.6	899.0
Income tax liabilities	45.3	4.7	27.9
Borrowings	60.8	124.6	117.3
Provisions	36.8	48.2	32.8
Current liabilities	1,191.9	1,030.1	1,077.0
Total equity and liabilities	2,592.1	2,183.6	2,301.5

Consolidated cash flow statement
(unaudited)

In millions €	Three months ended September 30 2006	Three months ended September 30 2005	Nine months ended September 30 2006	Nine months ended September 30 2005
Net income	105.5	74.5	225.8	156.3
Taxes on income	23.9	15.3	51.2	32.0
Net finance costs	2.7	2.6	7.0	7.2
Operating profit	132.1	92.4	284.0	195.5
Depreciation property, plant and equipment	8.2	6.7	24.0	20.1
Amortization software	4.9	2.9	11.2	8.7
Amortization other intangible assets	2.6	0.8	8.0	2.2
Share-based payments	1.2	1.3	3.3	4.3
Provisions	2.9	1.0	-0.5	-1.8
Income taxes (paid) / received	-25.8	3.6	-71.7	-7.9
Cash flow from operations before operating working capital	126.1	108.7	258.3	221.1
Trade and other receivables	-87.6	-97.2	-157.4	-178.9
Trade and other payables	102.7	79.0	104.2	76.5
Operating working capital	15.1	-18.2	-53.2	-102.4
Net cash flow from operating activities	141.2	90.5	205.1	118.7
Purchases of property, plant and equipment	-10.6	-14.0	-34.5	-33.0
Purchases of software	-0.9	-2.5	-4.0	-10.1
Acquisition of subsidiaries and associates	-22.0	-	-146.3	-2.2
Financial receivables	-0.9	0.2	-1.1	0.5
Disposals of property, plant and equipment	0.5	2.7	1.5	2.7
Disposal of subsidiaries	-	-	1.0	-
Net cash flow from investing activities	-33.9	-13.6	-183.4	-42.1
Re-issue of purchased ordinary shares	-	1.4	1.0	2.2
Issue of ordinary shares	0.1	-	1.4	-
Proceeds/(repayments) from non-current borrowings	-0.1	-	59.6	-
Financing	-	1.4	62.0	2.2
Financial income and expenses (paid) / received	-0.3	-0.1	0.1	0.4
Dividend paid on ordinary shares	-	-	-90.7	-76.2
Dividend paid on preferred shares B	-	-	-8.4	-8.6
Reimbursement to financiers	-0.3	-0.1	-99.0	-84.4
Net cash flow from financing activities	-0.3	1.3	-37.0	-82.2
Net increase / (decrease) in cash, cash equivalents and current borrowings	107.0	78.2	-15.3	-5.6
Cash, cash equivalents and current borrowings at begin of period	216.4	189.8	336.5	279.4
Net increase / (decrease) in cash, cash equivalents and current borrowings	107.0	78.2	-15.3	-5.6
Translation gains / (losses)	0.7	0.1	2.9	-5.7
Cash, cash equivalents and current borrowings at end of period	324.1	268.1	324.1	268.1
Free cash flow	129.3	76.9	167.0	78.8

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	2006	2005
Value at July 1	**551.3**	368.3
Movements in the period:		
Net income for the period	**105.5**	74.5
Translation differences	**2.3**	0.4
Total recognized income	**107.8**	74.9
Share-based payments	**1.2**	1.3
Re-issue of purchased ordinary shares	**-**	1.4
Issue of ordinary shares	**0.1**	-
Value at September 30	**660.4**	445.9

In millions €	2006	2005
Value at January 1	**536.2**	338.8
Movements in the period:		
Net income for the period	**225.8**	156.3
Translation differences	**-16.6**	20.5
Total recognized income	**209.2**	176.8
Dividend paid on ordinary shares	**-90.7**	-76.2
Share-based payments	**3.3**	4.3
Re-issue of purchased ordinary shares	**1.0**	2.2
Issue of ordinary shares	**1.4**	-
Value at September 30	**660.4**	445.9

Accounting policies

In these quarterly financial statements the accounting policies as included in our annual report 2005 are applied.
The following during 2006 acquired companies have been included in the YTD Q3 consolidated figures: Bindan GmbH & Co KG, Teccon GmbH & Co KG, Gamma Dienstverlening bv, Galilei nv and TeamHR Limited. Talent Shanghai Co. is not included as a consolidated company in the YTD Q3 figures (in Q2 this company was consolidated; Q2 figures have been adjusted for comparison purposes).

Free cash flow: net cash flow from operating and investing activities excluding acquisition and disposal of subsidiaries and associates.

Key ratios
(unaudited)
In millions €

Balance sheet	September 30, 2006	September 30, 2005
Operating working capital *	433.0	420.7
Borrowings (excluding preferred shares)	250.9	255.1
Net cash (excluding preferred shares)	134.0	137.6

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up total operating expenses	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Personnel expenses	221.1	191.9	657.3	553.8
Depreciation property, plant and equipment	8.2	6.7	24.0	20.1
Amortization software	4.9	2.9	11.2	8.7
Other operating expenses	88.8	79.6	262.6	226.5
Operating expenses	323.0	281.1	955.1	809.1
Amortization other intangible assets and impairment goodwill	2.6	0.8	8.0	2.2
Total operating expenses	325.6	281.9	963.1	811.3

EPS calculation

	2006	2005	2006	2005
Net income for ordinary shareholders	105.5	74.5	225.8	156.3
Amortization other intangible assets and impairment goodwill (after taxes)	1.8	0.6	5.3	1.6
Net income before amortization other intangible assets and impairment goodwill	107.3	75.1	231.1	157.9
Basic EPS	0.91	0.65	1.95	1.36
Diluted EPS	0.91	0.64	1.94	1.35
Diluted EPS before amortization other intangible assets and impairment goodwill	0.92	0.65	1.99	1.36
Average number of ordinary shares outstanding (mln)	115.8	115.5	115.7	115.4
Average diluted number of ordinary shares outstanding (mln)	116.4	116.0	116.4	115.9

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randstad holding

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

RECEIVED
2008 MAR 27 A 8:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Two-day analyst & investor conference in Brussels

Randstad Holding is currently hosting a two-day analyst & investor conference at the head office of Randstad Belgium. On Wednesday the 22nd analysts and investors were presented with an overview of the Belgian operations. Site visits to a Randstad branch as well as an in-house outlet were organized. This part of the event was aimed at gaining better understanding of Randstad's working methods. No new material financial details were disclosed.

Today's program includes presentations on Randstad's North American and German operations, Martin Ward Anderson's search & selection business, the interim professionals business of Yacht The Netherlands, as well as on Randstad's progress in HR solutions. The rationale and effectiveness of Randstad's tax structure will also be explained.

This morning, CEO Ben Noteboom will give an update on the progress towards meeting Randstad's strategic targets. Given the proven track record of the strategy and the wide range of existing growth opportunities within that strategy, we do not plan to change this strategy. CFO Robert-Jan van de Kraats, who has recently been appointed vice-chairman of the Executive Board of Randstad Holding, will continue this session. He will elaborate on Randstad's profitability targets. We target an EBITA margin of 5-6% through the cycle. Added to this strategic target is the acknowledgement that while we strive for an average EBITA margin of 5-6% through the cycle, this bracket could be surpassed somewhat in good years and in a downturn this margin should not fall below 4%.

Guidance for Q4 2006 has not changed. We are optimistic and expect EPS before amortization of other intangibles and impairment goodwill to amount to at least € 0.90, an increase of at least 29% versus a comparable figure of € 0.70 in Q4 2005. This guidance is excluding the positive balance of tax one-offs (The Netherlands approx. € 35 million positive and Spain approx. 6 million negative) that we expect in Q4 2006. Furthermore we continue to investigate how to prepare for potential corporate tax rate reductions in Germany. Analysts and investors should be reminded that in Q4 2005 the gross profit included positive non-recurring items amounting to € 10 million.

Webcast Today, at 8.45 CET, Randstad Holding will host a real time audio webcast of the presentations of Ben Noteboom and Robert-Jan van de Kraats. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com/.

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randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad sells Spanish logistics and parcel delivery unit

Randstad Holding nv announces it has sold the logistics, parcel delivery and meter reading activities of Umano Servicios Integrales (USI) to Grupo Antares.

This business, with a revenue of approximately € 23 million in 2006, was part of Grupo Umano. The acquisition of Grupo Umano in 2000 propelled Randstad into the number 2 position in the Spanish staffing market.

The sale of USI is in line with Randstad's policy to focus on its service offerings in staffing, search & selection and HR services.

The impact on net income at Group level is considered non-material.

For more information see also www.randstad.es.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, Otter-Westelaken and Profcore. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad expands F1 partnership with AT&T Williams

Randstad Holding nv is pleased to announce that it has entered into a three year sponsorship agreement with the AT&T Williams team.

Following a successful partnership year in 2006, notably in Germany, Spain, Turkey and Asia, Randstad will increase its sponsorship of the team and become an on-car sponsor. Starting 2007, the Randstad logo will be clearly visible on the nose of the new FW29 racecar.

"As a fast growing company and the number three HR services provider in the world, global brand recognition is of increasing importance, particularly in Randstad's growth markets," says Ben Noteboom, CEO Randstad Holding. "Our expanded partnership with the AT&T Williams team will help ensure our employees are supported by a brand that is more and more recognized worldwide."

"We always acknowledge that our achievements are born out of the commitment and tenacity of the people in our team. We share with Randstad a core belief in the teamwork and excellence of our workforce," states Sir Frank Williams, founder of AT&T Williams. "We are delighted to increase our association with Randstad and assist them in communicating the message that people form the foundation of success."

Success in Formula One requires the commitment of a talented team performing at the best of their ability. This is consistent with Randstad's ability to attract, coach and retain the best people for its global client base. Currently, over 300,000 people are placed in employment by Randstad every day, managed and coordinated by Randstad's consultants in 2,637 global branches.

Randstad is well positioned to partner with AT&T Williams as it is active in 12 of the 17 countries visited on the race calendar. The agreement will ensure year-round global exposure at the Grand Prix. With a total television audience of around 850 million people per year, Formula One will further strengthen its international brand appeal.


PETROBRAS
RBS
randstad
TATA

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North

America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com/.

randstad holding

RECEIVED
2008 MAR 27 A 8:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

2006 a record year: revenue up 23% to EUR 8.2 billion and net income up 49%

Highlights full year 2006

- All 20 countries contributed to very strong revenue growth of 23% (19% organic growth[1])
- EBITA[2] margin up from 4.5% to 5.3%; 2007 EBITA margin target of 5-6% reached a year early
- Diluted EPS[3] up by 47% to € 3.17 compared to € 2.15 in 2005
- Dividend proposal of € 1.25, an increase of 49% compared to last year's € 0.84

Highlights fourth quarter 2006

- Group organic revenue growth remained strong and reached 18%
- Diluted EPS up by 49% to € 1.18 from € 0.79. Adjusted for non-recurring tax gains of € 22.7 million (compared to a gain of € 10.5 million in Q4 2005) diluted EPS increased by 41% to € 0.99 from € 0.70
- Strong momentum maintained across all European markets
- Continued outperformance of market in North America (6% organic growth) combined with high EBITA growth

Outlook first quarter 2007

- Diluted EPS is expected to amount to at least € 0.53, an increase of at least 23% compared to € 0.43 in Q1 2006

"As a result of our fast growth, 2006 has been a record year in Randstad's history" says Ben Noteboom, CEO Randstad Holding. "We have captured the global number three position in HR services. Highlights include important growth in geographies where we have a recent presence like Poland and Asia, and being the largest job creator in Germany. Our innovative in-house concept keeps gaining market share in all markets, while we made significant progress with interim professionals and HR solutions. Our 15,380 employees put an average 312,300 people to work each day, which means that we put 50% more people to work than 4 years ago. Our focus on people, concepts, execution and branding is working well. We face the future with confidence."

In € million	Q4 2006	Q4 2005	*change*	FY 2006	FY 2005	*change*
Revenue	**2,226.6**	1,836.6	*21%*	**8,186.1**	6,638.5	*23%*
EBITA	**144.1**	101.4	*42%*	**436.1**	299.1	*46%*
Net income	**134.5**	85.6	*57%*	**360.3**	241.9	*49%*
Diluted EPS (in €)	**1.18**	0.79	*49%*	**3.17**	2.15	*47%*

1) Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments
2) EBITA: operating profit before amortization other intangible assets and impairment goodwill
3) Definition: diluted EPS before amortization other intangible assets and impairment goodwill

Summary of Group financial performance

Revenue

Revenue growth remained strong throughout the quarter. Revenue totaled € 2,226.6 million in Q4 2006, up by 21% compared to € 1,836.6 million in Q4 2005. Organic growth was solid and amounted to 18%. Acquisitions added close to 5% to the growth while currencies had a negative impact of slightly more than 1%. On average Q4 2006 had 1 working day less than Q4 2005. Organic growth per working day was 19%, compared to 20% in Q3 2006.

For the full year growth was double digit in all countries we operate in with the exception of North America and Portugal, which had growth of just below 10%. In 2006, revenue increased by 23% to € 8,186 million, while organic growth was significant with 19%. We

had strong growth in all our segments. Within this high growth environment we still managed to increase specialty revenue to 30.1% of total revenue compared to 28.4% in 2005. The 30% target was initially set for 2007.

We note that in 2006, the worldwide staffing market has grown substantially. We also gained market share across our segments and markets. An important development is that in a developed market like the Netherlands, with a relatively higher penetration of flexwork, substantial growth rates have continued. This is certainly also due to the growth of new service concepts in addition to the traditional staffing services. The other significant factor is the job creation potential that is demonstrated in the German market. These developments clearly show the added value of flexibility for the labor markets. This fits with a trend from focus on "job security" towards "work security", which is beneficial for our activities in the field of secondment of interim professionals. Another trend is towards increasing the efficiency of HR factors for production processes in western economies. This plays a major role in maintaining employment in industrial sectors. The rapid growth of our in-house concept is directly linked to this trend. Finally, the HR services industry is moving from a role as "processor" to a role of "facilitator". This is where we can add value with our search & selection and HR solutions services. All in all, growth potential is significant.

In € million	Q4 2006	Q4 2005	*growth*	*organic growth*	FY 2006	FY 2005	*growth*	*organic growth*
Revenue	**2,226.6**	1,836.6	*21%*	*18%*	**8,186.1**	6,638.5	*23%*	*19%*
Gross profit	**483.5**	398.4	*21%*	*16%*	**1,730.6**	1,405.2	*23%*	*18%*
Operating expenses	**339.4**	297.0	*14%*	*8%*	**1,294.5**	1,106.1	*17%*	*11%*
EBITA	**144.1**	101.4	*42%*	*37%*	**436.1**	299.1	*46%*	*43%*
Amortization other intangibles and impairment goodwill	**4.5**	6.0			**12.5**	8.2		
Operating profit	**139.6**	95.4	*46%*		**423.6**	290.9	*46%*	
Net income	**134.5**	85.6	*57%*		**360.3**	241.9	*49%*	
Diluted EPS (in €)	**1.18**	0.79	*49%*		**3.17**	2.15	*47%*	
Diluted EPS (in €) ex tax gain	**0.99**	0.70	*41%*		**2.98**	2.06	*45%*	
Gross margin	**21.7%**	21.7%			**21.1%**	21.2%		
Operating expenses as % revenue	**15.2%**	16.2%			**15.8%**	16.7%		
EBITA margin	**6.5%**	5.5%			**5.3%**	4.5%		

Gross profit
Gross margins are improving in various countries including the Netherlands, Belgium, France, Italy, and some smaller markets. In Q4 2006 the gross profit increased 21% to € 483.5 million, while the gross margin of 21.7% was equal to the gross margin in Q4 2005. Gross profit included prior year related releases of social security accruals of close to € 2 million, primarily in the Netherlands.

In Q4 2005 gross profit included one-offs of in total € 10 million. The acquisition of the Dutch HR administration and payroll processing company PinkRoccade HR Services had a positive impact on group gross margin of 0.2%. Excluding these items the Q4 2006 gross margin was up 0.3% for the group and 0.9% in the Netherlands, when compared to Q4 2005.

For the full year our gross margin was almost flat at 21.1% (21.2% in 2005). In the first part of the year gross margin declined but in Q4 2006 we saw further proof of the improvement that started in Q3 2006. Gross profit per average corporate FTE, a key performance indicator, increased by 8% in 2006.

Operating expenses
In Q4 2006 we continued to invest to capture future growth. Capacity was expanded which is visible in 259 extra outlets (+135 organic) and 1,950 additional FTEs (+1,060 organic) compared to Q4 2005. As a result, the number of outlets and employees is respectively 11% (+6% organic) and 15% (+8% organic) higher than a year ago. Personnel costs also included additional accruals for variable pay while marketing costs increased on the back of additional pushes in several countries. Operating expenses excluding amortization other intangibles and impairment goodwill grew by 14%, of which 8% organic. Operating expenses as a percentage of revenue were reduced from 16.2% in Q4 2005 to 15.2% in Q4 2006.

For full year 2006 operating expenses as a percentage of revenue were 15.8%, compared to 16.7% in 2005. This efficiency improvement is based, amongst other factors, on higher productivity per FTE and more efficient use of our branch network.

EBITA
In the fourth quarter of 2006 EBITA increased by 42% to € 144.1 million compared to € 101.4 million in Q4 2005. On an organic basis EBITA increased by 37%. The EBITA margin improved from 5.5% to 6.5%.

Our focus on the combination of revenue growth ahead of market and improving returns is paying off. For the full year EBITA grew by 46% to a level of € 436.1 million, compared to € 299.1 million in 2005, while the EBITA margin improved to 5.3% from 4.5%. With this strong performance we achieved our 2007 EBITA margin target of 5-6% a year early.

Net income
In Q4 2006, net income amounted to € 134.5 million, an improvement of 57% compared to € 85.6 million in Q4 2005. Net profit included a non-recurring tax gain of € 22.7 million. Randstad's tax structure enabled the company to benefit significantly from the further downward adjustment of the corporate income tax rate in the Netherlands. This gain was somewhat reduced by the effects from a corporate income tax rate adjustment in Spain and an adjustment following a year-end assessment of all our deferred tax assets. Net finance costs, including dividend on preferred shares, amounted to € 2.2 million in Q4 2006.

For the full year 2006, net income amounted to € 360.3 million, a record in the history of our company.

Cash flow and balance sheet
Cash flow was solid. In Q4 2006 the free cash flow amounted to € 183.0 million, versus € 101.5 million in Q4 2005. For the full year 2006 free cash flow amounted to € 350.0 million, almost double the figure of € 180.3 million in 2005. The improvement chiefly stems from increased operating results, a reduction in days sales outstanding (DSO) and flat capital expenditure. Our continued focus on working capital paid off. The moving average of DSO improved by another day, to 52 in Q4 2006 from 53 in Q4 2005. Full year capital expenditure amounted to € 61.8 million, compared to € 62.0 million in 2005. We continued to invest in our house style, office refurbishment, and IT. However, IT investments were lower than in the previous year as the majority of investments for the new Dutch front/back office system were done in 2005.

Out of our free cash flow we spent € 219.2 million on acquisitions, such as Bindan and Teccon in Germany, Team4U in India, PinkRoccade HR Services in the Netherlands and a 47% stake in Talent Shanghai in China. The net cash position excluding preferred shares was € 250.3 million at the end of 2006 versus € 206.0 million at the end of 2005.

Fourth quarter by segment

Mass-customized Europe and Asia: strong top-line growth and improving profitability
Market conditions remained positive and based on strong execution we generated solid growth. The organic revenue growth amounted to 21%. Notwithstanding the fact Q4 2005 was already very strong, we maintained high growth levels in our 2 largest markets; the Netherlands and Germany. Furthermore, based on own strength we saw some acceleration in Belgium, France, Spain, Portugal, and Scandinavia. Underlying gross margin trends are positive, a clear difference compared to the trend in the first two quarters of 2006. EBITA increased by 29% to € 108.9 million while the EBITA margin reached a healthy 7.3% compared to 6.8% in Q4 2005.

Mass-customized and in-house services North America: solid improvement in profitability
With 6% organic growth our North American businesses outperformed a market that has been slowing overall. The focus provided by the clear segmentation between mass-customized and in-house enables continued gain of market share. Our Canadian operations also turned in another strong performance. The sale of PL Services had a negative impact on the combined North American gross margin of 0.9%, as in the previous quarter. Continued growth in large accounts and wage increases which were not fully passed on to clients also caused some gross margin pressure. On the back of solid productivity gains profitability improved significantly. The EBITA margin for our combined North American businesses increased from 2.4% to 3.3%. From Q2 2005 until Q4 2006 the average number of corporate employees has come down from 2,400 to 2,120. In December the number of FTEs increased again as we started with our earlier announced plan to open 70 units (each consisting of 2 consultants) within existing branches to gain further traction in the mid-market.

In-house services Europe: 42% revenue growth and EBITA more than doubled
The in-house concept again proved to be a very effective offering for our large industrial clients. Revenue growth continued to be very strong. Organic revenue growth amounted to 20% in Q4 2006, while total growth including transfers from mass-customized was 42%. Growth was well spread across our different geographies. Both in Germany and Belgium we opened our 100th in-house outlet. In total we now operate from 549 in-house locations. The gross margin improved from 13.9% to 14.4%. EBITA more than doubled from € 9.0 million to € 18.9 million while the EBITA margin reached 6.5% compared to 4.4% in Q4 2005. All regions where we offer in-house services contributed to the improved profitability.

Interim professionals, search & selection: continued strong growth
Organic revenue growth of interim professionals, search & selection was 26% in Q4 2006. Including acquisitions, revenue increased by 70% to € 142.9 million. We continue to see strong growth in secondment. We had strong performance in large segments such as IT and Finance (Yacht NL) and Engineering (including Germany) but also in other competences such as Legal and Marketing & Communications. The gross margin increased from 27.1% to 30.5%, a reflection of growth in higher segments, more recruitment fees (including contributions from our acquisitions in the UK and India), pricing and reduced idle time. The EBITA margin increased from 7.7% to 9.7%. Scarcity is a topic in areas like IT, Finance and Engineering but not to the extent that it is limiting growth across the

board. We continue to see many opportunities to keep adding to the number of interim professionals employed while there is also scope for improvement in recruitment.

Other developments
As of 2 March 2007, the Randstad Holding ordinary share will be promoted from the Euronext Midkap Index (AMX) to the leading AEX Index of 25 most traded stocks on Euronext Amsterdam. We welcome this change as it can lead to more visibility for candidates and clients, and further improvement in liquidity for investors.

The potential upcoming corporate income tax rate reductions in Germany will have a positive influence on the future weighted applicable tax rate and on future cash flow. This reduction will also lead to a non-cash and non-recurring charge to the income statement in the quarter that the plan will be formally enacted in the magnitude of € 1 million to € 2 million for each percentage point reduction in the German corporate income tax rate.

In December 2006 we divested a small business in Spain, which did not fit our portfolio, as it was mainly active in parcel delivery, logistics and meter reading rather then staffing. 2006 revenue of this business was approximately € 23 million. Revenue of our total Spanish operations amounted to € 498 million in 2006.

Outlook Q1 2007
We started the year well. Growth remains very robust across our European operations. We see limited growth in North America at the moment while growth in Asia is strong. Given these market trends, we expect diluted EPS before amortization other intangibles and impairment goodwill to amount to at least € 0.53, an increase of at least 23% versus a comparable figure of € 0.43 in Q1 2006. We expect the effective tax rate to amount to 26% in 2007 compared to 18.5% in 2006. We also note that the first quarter of 2007 will have on average 1 working day less than Q1 2006.

Financial calendar

Publication annual report on website (electronic version)	March 12, 2007
Publication annual report (printed version)	March 19, 2007
Publication first quarter results 2007	April 25, 2007
General Meeting of Shareholders	May 8, 2007
Publication second quarter results 2007	July 25, 2007
Publication third quarter results 2007	October 24, 2007
Publication fourth quarter and annual results 2007	February 14, 2008

Conference call
Today, at 9.00 CET, Randstad Holding will host a press conference at our headquarters in Diemen. At 13.00 CET, we will host a video webcast and conference call for analysts. The dial in number is +31 (0)20 712 13 04 and for participants from the UK +44 (20) 7138 0816 . You can watch the analyst conference through real time video webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm

Additional information
The full-year figures (figures for the twelve months ended December 31, figures YTD) included in this press release are derived from but reflect only parts of the financial statements 2006. On the financial statements 2006 of Randstad Holding nv an auditor's opinion was issued, dated February 13, 2007. The financial statements 2006 have not been published yet and are not yet adopted by the Annual General Meeting of shareholders.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, àcquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The

Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
Q4 unaudited

	Three months ended December 31			Twelve months ended December 31		
In millions of €	**2006**	2005	Change 2006/2005	**2006**	2005	Change 2006/2005
Revenue	**2,226.6**	1,836.6	21%	**8,186.1**	6,638.5	23%
Cost of services	**1,743.1**	1,438.2	21%	**6,455.5**	5,233.3	23%
Gross profit	**483.5**	398.4	21%	**1,730.6**	1,405.2	23%
Selling expenses	**241.1**	206.1		**910.6**	771.6	
General and administrative expenses	**102.8**	96.9		**396.4**	342.7	
Total operating expenses	**343.9**	303.0	13%	**1,307.0**	1,114.3	17%
Operating profit	**139.6**	95.4	46%	**423.6**	290.9	46%
Dividend preferred shares	**-1.8**	-1.9		**-7.2**	-8.4	
Financial income and expenses	**-0.4**	-0.1		**-2.0**	-0.8	
Net finance costs	**-2.2**	-2.0		**-9.2**	-9.2	
Income before taxes	**137.4**	93.4		**414.4**	281.7	
Taxes on income	**-2.9**	-7.8		**-54.1**	-39.8	
Net income	**134.5**	85.6	57%	**360.3**	241.9	49%
Earnings per share attributable to the ordinary shareholders of Randstad Holding nv (expressed in € per ordinary share):						
- Basic earnings per ordinary share	**1.16**	0.74		**3.11**	2.10	
- Diluted earnings per ordinary share	**1.15**	0.74		**3.10**	2.09	
- Diluted earnings per ordinary share before amortization other intangible assets and impairment goodwill	**1.18**	0.79		**3.17**	2.15	
Margin						
Gross margin	**21.7%**	21.7%		**21.1%**	21.2%	
EBITDA margin	**7.1%**	6.1%		**5.9%**	5.1%	
EBITA margin	**6.5%**	5.5%		**5.3%**	4.5%	
Operating margin	**6.3%**	5.2%		**5.2%**	4.4%	
Net margin	**6.0%**	4.7%		**4.4%**	3.6%	

Information by segment
unaudited

In millions of €	2006	2005	Change 2006/2005	Organic growth *	Margins 2006	Margins 2005
	Three months ended December 31					
Revenue						
Mass-customized Europe and Asia	**1,493.0**	1,231.8	21%	21%		
Mass-customized North America	**248.1**	272.1	-9%	3%		
In-house services Europe	**288.9**	203.7	42%	20%		
In-house services North America	**65.4**	50.5	30%	18%		
Interim professionals, search & selection	**142.9**	84.2	70%	26%		
Eliminations	**-11.7**	-5.7				
Total revenue	**2,226.6**	1,836.6	21%	18%		
Gross profit						
Mass-customized Europe and Asia	**345.2**	285.9	21%	16%	**23.1%**	23.2%
Mass-customized North America	**46.6**	55.5	-16%	-2%	**18.8%**	20.4%
In-house services Europe	**41.6**	28.3	47%	28%	**14.4%**	13.9%
In-house services North America	**7.5**	6.3	19%	8%	**11.5%**	12.5%
Interim professionals, search & selection	**43.6**	22.8	91%	35%	**30.5%**	27.1%
Eliminations	**-1.0**	-0.4				
Total gross profit	**483.5**	398.4	21%	16%	**21.7%**	21.7%
EBITA **						
Mass-customized Europe and Asia	**108.9**	84.3	29%	26%	**7.3%**	6.8%
Mass-customized North America	**8.2**	6.5	26%	65%	**3.3%**	2.4%
In-house services Europe	**18.9**	9.0	110%	90%	**6.5%**	4.4%
In-house services North America	**2.0**	1.1	82%	59%	**3.1%**	2.2%
Interim professionals, search & selection	**13.8**	6.5	112%	65%	**9.7%**	7.7%
Corporate	**-7.7**	-6.0				
Total EBITA	**144.1**	101.4	42%	37%	**6.5%**	5.5%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by segment

In millions of €	2006	2005	Change 2006/2005	Organic growth *	Margins 2006	Margins 2005
	Twelve months ended December 31					
Revenue						
Mass-customized Europe and Asia	**5,455.4**	4,470.1	22%	20%		
Mass-customized North America	**1,023.2**	992.6	3%	8%		
In-house services Europe	**974.2**	720.8	35%	25%		
In-house services North America	**247.5**	188.4	31%	12%		
Interim professionals, search & selection	**518.0**	288.3	80%	34%		
Eliminations	**-32.2**	-21.7				
Total revenue	**8,186.1**	6,638.5	23%	19%		
Gross profit						
Mass-customized Europe and Asia	**1,213.7**	1,002.1	21%	17%	**22.2%**	22.4%
Mass-customized North America	**198.4**	201.6	-2%	6%	**19.4%**	20.3%
In-house services Europe	**138.9**	101.2	37%	28%	**14.3%**	14.0%
In-house services North America	**28.8**	22.4	29%	10%	**11.6%**	11.9%
Interim professionals, search & selection	**152.7**	78.9	94%	38%	**29.5%**	27.4%
Eliminations	**-1.9**	-1.0				
Total gross profit	**1,730.6**	1,405.2	23%	18%	**21.1%**	21.2%
EBITA **						
Mass-customized Europe and Asia	**322.0**	257.8	25%	25%	**5.9%**	5.8%
Mass-customized North America	**30.9**	14.3	116%	190%	**3.0%**	1.4%
In-house services Europe	**54.0**	26.8	101%	89%	**5.5%**	3.7%
In-house services North America	**8.5**	4.8	77%	50%	**3.4%**	2.5%
Interim professionals, search & selection	**46.6**	18.9	147%	90%	**9.0%**	6.6%
Corporate	**-25.9**	-23.5				
Total EBITA	**436.1**	299.1	46%	43%	**5.3%**	4.5%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.
** EBITA: operating profit before amortization other intangible assets and impairment goodwill.

Information by geographical area
unaudited

In millions of €	Three months ended December 31					
	2006	2005	Change 2006/2005	Organic growth *	**Margins 2006**	Margins 2005
Revenue						
The Netherlands	**796.2**	688.4	16%	15%		
Germany	**370.7**	226.7	64%	39%		
Belgium/Luxembourg	**254.5**	210.8	21%	20%		
France	**145.8**	124.9	17%	17%		
Spain	**133.9**	110.3	21%	21%		
United Kingdom	**69.3**	51.3	35%	8%		
Italy	**71.9**	54.8	31%	31%		
Other European counties	**64.3**	46.7	38%	38%		
North America	**313.5**	322.6	-3%	6%		
Asia	**6.5**	0.1	-	-		
Total revenue	**2,226.6**	1,836.6	21%	18%		
Gross profit						
The Netherlands	**205.1**	175.8	17%	12%	**25.8%**	25.5%
Germany	**92.8**	58.2	59%	32%	**25.0%**	25.7%
Belgium/Luxembourg	**49.7**	41.0	21%	18%	**19.5%**	19.4%
France	**20.2**	17.2	17%	17%	**13.9%**	13.8%
Spain	**21.9**	18.5	18%	18%	**16.4%**	16.8%
United Kingdom	**14.3**	8.7	64%	7%	**20.6%**	17.0%
Italy	**12.6**	8.5	48%	48%	**17.5%**	15.5%
Other European countries	**11.8**	8.6	37%	37%	**18.4%**	18.3%
North America	**54.1**	61.8	-12%	0%	**17.3%**	19.2%
Asia	**1.0**	0.1	-	-	-	-
Total	**483.5**	398.4	21%	16%	**21.7%**	21.7%

Information by geographical area

In millions of €	Twelve months ended December 31					
	2006	2005	Change 2006/2005	Organic growth *	**Margins 2006**	Margins 2005
Revenue						
The Netherlands	**2,912.2**	2,457.6	18%	18%		
Germany	**1,307.4**	787.8	66%	40%		
Belgium/Luxembourg	**923.6**	795.2	16%	16%		
France	**532.2**	469.2	13%	13%		
Spain	**498.0**	415.1	20%	20%		
United Kingdom	**249.0**	184.3	35%	7%		
Italy	**253.2**	187.6	35%	35%		
Other European counties	**223.4**	160.6	39%	39%		
North America	**1,270.7**	1,181.0	8%	9%		
Asia	**16.4**	0.1	-	-		
Total revenue	**8,186.1**	6,638.5	23%	19%		
Gross profit						
The Netherlands	**708.1**	609.8	16%	14%	**24.3%**	24.8%
Germany	**325.4**	197.4	65%	37%	**24.9%**	25.1%
Belgium/Luxembourg	**173.6**	145.7	19%	16%	**18.8%**	18.3%
France	**75.5**	64.7	17%	17%	**14.2%**	13.8%
Spain	**80.3**	68.1	18%	18%	**16.1%**	16.4%
United Kingdom	**53.3**	33.0	62%	3%	**21.4%**	17.9%
Italy	**42.9**	32.2	33%	33%	**16.9%**	17.1%
Other European countries	**41.2**	30.2	36%	36%	**18.4%**	18.8%
North America	**227.2**	224.0	1%	7%	**17.9%**	19.0%
Asia	**3.1**	0.1	-	-		-
Total	**1,730.6**	1,405.2	23%	18%	**21.1%**	21.2%

* Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.

Consolidated balance sheet

In millions of €	December 31, 2006	December 31, 2005
Assets		
Property, plant and equipment	**117.1**	99.3
Intangible assets	**324.2**	111.3
Deferred income tax assets	**329.0**	339.7
Financial assets and associates	**11.9**	4.9
Non-current assets	**782.2**	555.2
Trade and other receivables	**1,443.0**	1,289.3
Income tax receivables	**6.1**	3.2
Cash and cash equivalents	**346.5**	453.8
Current assets	**1,795.6**	1,746.3
Total assets	**2,577.8**	2,301.5
Equity and liabilities		
Issued capital	**11.6**	11.6
Share premium	**404.6**	384.7
Reserves	**374.1**	139.9
Shareholders' equity	**790.3**	536.2
Preferred shares	**165.8**	165.8
Borrowings	**-**	130.5
Deferred income tax liabilities	**298.9**	357.4
Provisions	**49.4**	34.6
Non-current liabilities	**514.1**	688.3
Trade and other payables	**1,095.7**	899.0
Income tax liabilities	**48.4**	27.9
Borrowings	**96.2**	117.3
Provisions	**33.1**	32.8
Current liabilities	**1,273.4**	1,077.0
Total equity and liabilities	**2,577.8**	2,301.5

Consolidated cash flow statement
Q4 unaudited

	Three months ended December 31		Twelve months ended December 31	
In millions of €	2006	2005	2006	2005
Net income	**134.5**	85.6	**360.3**	241.9
Taxes on income	**2.9**	7.8	**54.1**	39.8
Net finance costs	**2.2**	2.0	**9.2**	9.2
Operating profit	**139.6**	95.4	**423.6**	290.9
Depreciation property, plant and equipment	**8.3**	6.0	**32.3**	26.1
Amortization software	**4.6**	5.3	**15.8**	14.0
Amortization other intangible assets	**3.5**	1.2	**11.5**	3.4
Impairment goodwill	**1.0**	4.8	**1.0**	4.8
Share-based payments	**1.3**	0.0	**4.6**	4.3
Provisions	**-0.1**	-20.3	**-0.6**	-22.1
Income taxes (paid) / received	**-33.9**	4.0	**-105.6**	-3.9
Cash flow from operations before operating working capital	**124.3**	96.4	**382.6**	317.5
Trade and other receivables	**27.2**	-8.4	**-130.2**	-187.3
Trade and other payables	**53.0**	31.5	**157.2**	108.0
Operating working capital	**80.2**	23.1	**27.0**	-79.3
Net cash flow from operating activities	**204.5**	119.5	**409.6**	238.2
Additions of property, plant and equipment	**-16.3**	-15.4	**-50.8**	-48.4
Additions of software	**-7.0**	-3.5	**-11.0**	-13.6
Acquisition of subsidiaries and associates	**-72.9**	-32.1	**-219.2**	-34.3
Financial receivables	**0.6**	-0.5	**-0.5**	0.0
Disposals of property, plant and equipment	**1.2**	1.4	**2.7**	4.1
Disposal of subsidiaries	**2.7**	-	**3.7**	-
Net cash flow from investing activities	**-91.7**	-50.1	**-275.1**	-92.2
Re-issue of purchased ordinary shares	**-**	0.5	**1.0**	2.7
Issue of ordinary shares	**2.5**	-	**3.9**	-
(Repayments of) / proceeds from non-current borrowings	**-190.1**	0.1	**-130.5**	0.1
Financing	**-187.6**	0.6	**-125.6**	2.8
Financial income and expenses received	**0.3**	0.5	**0.4**	0.9
Dividend paid on ordinary shares	**-**	-	**-90.7**	-76.2
Dividend paid on preferred shares B	**-**	-	**-8.4**	-8.6
Reimbursement to financiers	**0.3**	0.5	**-98.7**	-83.9
Net cash flow from financing activities	**-187.3**	1.1	**-224.3**	-81.1
Net (decrease) / increase in cash, cash equivalents and current borrowings	**-74.5**	70.5	**-89.8**	64.9
Cash, cash equivalents and current borrowings at begin of period	**324.1**	268.1	**336.5**	279.4
Net (decrease) / increase in cash, cash equivalents and current borrowings	**-74.5**	70.5	**-89.8**	64,9
Translation gains / (losses)	**0.7**	-2.1	**3.6**	-7.8
Cash, cash equivalents and current borrowings at end of period	**250.3**	336.5	**250.3**	336.5
Free cash flow	**183.0**	101.5	**350.0**	180.3

Consolidated statement of changes in shareholders' equity
Q4 unaudited

In millions of €	2006	2005
Value at October 1	660.4	445.9
Net income for the period	134.5	85.6
Translation differences	-8.4	4.2
Total recognized income	126.1	89.8
Share-based payments	1.3	0.0
Re-issue of purchased ordinary shares	-	0.5
Issue of ordinary shares	2.5	-
Value at December 31	790.3	536.2

	2006	2005
Value at January 1	536.2	338.8
Movements in the period:		
Net income for the period	360.3	241.9
Translation differences	-25.0	24.7
Total recognized income	335.3	266.6
Dividend paid on ordinary shares	-90.7	-76.2
Share-based payments	4.6	4.3
Re-issue of purchased ordinary shares	1.0	2.7
Issue of ordinary shares	3.9	-
Value at December 31	790.3	536.2

Accounting policies
In this quarterly report the accounting policies as included in our annual reports 2006 and 2005 are applied.

The following during 2006 acquired companies have been included in the YTD Q4 consolidated figures: Gamma Dienstverlening bv, Bindan GmbH & Co KG, Teccon GmbH & Co KG, Galilei nv, TeamHR Limited, Worktoday (activities), Pink Roccade Public Sector bv and Talent Academy bv. Talent Shanghai Co. is not included as a consolidated company in the YTD Q4 figures.

Free cash flow: net cash flow from operating and investing activities excluding acquisition and disposal of subsidiaries and associates.

Core data

In millions of €

Balance sheet	December 31, 2006	December 31, 2005
Operating working capital *	354.5	398.7
Borrowings (excluding preferred shares)	96.2	247.8
Net cash / (net debt) (excluding preferred shares)	250.3	206.0

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses Q4 unaudited	Three months ended December 31		Twelve months ended December 31	
	2006	2005	2006	2005
Personnel expenses	241.4	205.8	898.7	759.6
Other operating expenses	98.0	91.2	395.8	346.5
Operating expenses	339.4	297.0	1,294.5	1,106.1
Amortization other intangible assets and impairment goodwill	4.5	6.0	12.5	8.2
Total operating expenses	343.9	303.0	1,307.0	1,114.3
Depreciation and amortization software				
Depreciation property, plant and equipment	8.3	6.0	32.3	26.1
Amortization software	4.6	5.3	15.8	14.0
Total depreciation and amortization software	12.9	11.3	48.1	40.1
EPS calculation				
Net income for ordinary shareholders	134.5	85.6	360.3	241.9
Amortization other intangible assets and impairment goodwill (after taxes)	3.3	5.6	8.6	7.2
Net income before amortization other intangible assets and impairment goodwill	137.8	91.2	368.9	249.1
Basic EPS (in €)	1.16	0.74	3.11	2.10
Diluted EPS (in €)	1.15	0.74	3.10	2.09
Diluted EPS before amortization other intangible assets and impairment goodwill (in €)	1.18	0.79	3.17	2.15
Average number of ordinary shares outstanding (mln)	116.0	115.5	115.8	115.4
Average number of diluted ordinary shares outstanding (mln)	116.5	116.1	116.3	116.0

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randstad holding

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

Q1 2007 EPS outlook raised to at least € 0.61

Initial guidance was EPS of at least € 0.53

Our Q1 2007 results are developing stronger than expected. Given the seasonality of our business, earnings per share in the first quarter are relatively sensitive to such positive developments. We therefore raise our Q1 2007 EPS outlook. We now expect EPS before amortization of other intangibles and impairment goodwill to amount to at least € 0.61 versus a comparable figure of € 0.43 in Q1 2006. Initial Q1 2007 EPS guidance was at least € 0.53.

In line with general market circumstances revenue developments in North America are weaker than anticipated. This is more than compensated by continued robust underlying revenue trends across our European and Asian businesses.

We continue to invest in future growth and see solid operating leverage, backed by gross margin improvements in various regions, including the Netherlands.

Read the full press release.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com/.

randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Tempo-Team expands its administrative contracting business through the acquisition of Thremen

Randstad Holding nv announces that its Dutch subsidiary Tempo-Team has acquired Thremen BV. Thremen specializes in contracting of administrative processes and acts predominantly within the public and financial sectors. Thremen has a headcount of 380 employees and generated revenue of € 19 million in 2006.

Tempo-Team is the second largest staffing brand in The Netherlands and focuses on 7 segments: logistics, food, healthcare, public sector, finance, hospitality & catering, and teleservices. Next to generic staffing, inhouse services, secondment, search & selection, and HR solutions, Tempo-Team has also built up a small position in contracting.

Thremen plays a key role in the Dutch market of administrative contracting. Tempo-Team has identified a growing demand from clients to outsource labor-intensive production and administrative processes to companies for which managing personnel is core business. It is expected that this trend will continue the coming years.

The acquisition of Thremen complements Tempo-Team's service offering. Tempo-Team's current contracting activities are geared towards logistics and the public sector. The combined capacity of Tempo-Team and Thremen will provide a denser footprint, a wider range of services and an increased expertise for both companies and their clients.

The acquisition of Thremen is expected to have a small positive impact on EPS in 2007.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson, Teccon and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

randstad holding

RECEIVED
2008 MAR 27 A 8:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad sells small non-core North American business

Randstad Holding nv announces that it has sold RNA Communications to Byers Engineering Company, Atlanta, USA. RNA Communications, which generated revenue of € 20 million (USD 25 million) in 2006, is active in design and maintenance of telecom and power networks.

RNA Communications did not fit the portfolio of our North American operations well, and the sale is thus in line with our strategy to focus on our core concepts in staffing, in-house services, interim professionals, search & selection and HR solutions.

In 2006, revenue of our total North American operations amounted to € 1.3 billion (USD 1.6 billion). The impact of the transaction on Group revenue and Group net income is considered non-material.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. *Randstad is dedicated to matching at the right time,* the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson, Teccon and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

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randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad increases ownership in Talent Shanghai to 70%

Randstad Holding nv announces it has acquired an additional 23% of the capital of the Chinese HR services provider Talent Shanghai. After acquiring a 47% stake in May 2006, Randstad now owns 70% of the capital. The transaction provides Randstad enhanced access to the Chinese market and fits with our overall strategy to establish a growing presence in Asia.

Talent Shanghai was founded by the Personnel Bureau of Shanghai (subsidiary of the Ministry of Personnel) and delivers a complete range of human resource management services, including payrolling, recruitment, executive search, and graduate placement services. Talent Shanghai is chief secretary of the largest and most influential HR Outsourcing alliance with a network covering 105 cities in China.

Talent Shanghai operates from three offices (all in the Shanghai region) and has a staff of 160 employees. 25,000 employees of mostly large banks and telecom providers are being pay-rolled on a monthly basis. In 2006, revenue was € 50 million.

The staffing and recruitment services market in China is still relatively small and highly regulated but developing rapidly. Talent Shanghai complements Randstad's current Search & Selection activities in Shanghai and Suzhou.

From now on Talent Shanghai will be consolidated at group level instead of being accounted for as non-consolidated associate. The deal will not have any material effect on Randstad's earnings per share in 2007.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

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randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Continued strong growth of revenue +16% and net income +49%

Highlights first quarter 2007

- Continuation of strong growth trend; revenue up 16% to € 2,102 million (19% organic growth1 per working day)
- Focus on margin pays off; gross margin up to 21.6% from 20.8% in Q1 2006
- EBITA increased by 56%, while the EBITA2 margin improved to 4.7% from 3.5% in Q1 2006
- Diluted EPS3 up by 47% to € 0.63 compared to € 0.43 in Q1 2006
- Robust performance of our European operations, including 40% growth in Germany and 15% in the Netherlands
- Flat underlying revenue in North America; steps taken to improve our business

Outlook second quarter 2007

- We expect diluted EPS to amount to at least € 0.81, an increase of at least 27% compared to € 0.64 in Q2 2006

"We had an excellent start into 2007", says Ben Noteboom, CEO Randstad Holding. "Our people have made optimal use of the opportunities in the markets; especially so in Germany and Belgium, but also in markets like Denmark and France. On average, we put 317,800 people to work each day. Moreover, through our services we created more than 25,000 new jobs in the past 12 months. This shows how our business can help with key issues such as reducing unemployment, and increasing participation levels. We will continue to expand our capabilities, offering more clients and more employees options that would otherwise not exist. We remain optimistic about our prospects."

In € million	Q1 2007	Q1 2006	change
Revenue	**2,102.4**	1,813.7	*16%*
EBITA	**99.4**	63.7	*56%*
Net income	**71.5**	48.1	*49%*
Diluted EPS (in €)	**0.63**	0.43	*47%*

[1] Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments
[2] EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill
[3] Definition: diluted EPS before amortization acquisition related intangible assets and impairment goodwill

Summary of Group financial performance

Revenue

Revenue growth continued to be strong and we gained market share in most regions. Total revenue amounted to € 2,102 million in Q1 2007, up by 16% compared to € 1,814 million in Q1 2006. Organic growth was solid and amounted to 17% (19% organic growth per working day, equal to the growth rate of Q4 2006). Currencies had a negative impact of almost 2%, while the impact of acquisitions and disposals was negligible. In most European countries the growth pattern was stable through the quarter. In Germany, the high organic growth rate of about 40% that we generated across the whole of 2006 was maintained in Q1 2007. In the Netherlands, the growth rate eased somewhat during the quarter in line with the market. Our North American business slowed during the quarter and underlying revenue was flat.

In € million	Q1 2007	Q1 2006	growth	organic growth
Revenue	2,102.4	1,813.7	16%	17%
Gross profit	454.4	377.1	20%	21%
Operating expenses	355.0	313.4	13%	14%
EBITA	99.4	63.7	56%	60%
Amortization acquisition related intangibles	3.1	2.7		
Operating profit	96.3	61.0	58%	
Net income	71.5	48.1	49%	
Diluted EPS (in €)	0.63	0.43	47%	
Gross margin	21.6%	20.8%		
Operating expenses as % revenue	16.9%	17.3%		
EBITA margin	4.7%	3.5%		

Gross profit
Gross margins improved to 21.6% from 20.8%. The increase was driven by a healthy improvement in the Netherlands. Gross margins also improved in Belgium, Spain, and various smaller markets. In Germany the gross margin decreased from 23.7% to 23.0%, especially because of strong growth in the large client segment and some margin pressure. This decrease was offset by productivity gains. The acquisition of the Dutch HR administration and payroll processing company PinkRoccade HR Services had a positive impact on group gross margin of 0.1% and of 0.3% on the Dutch gross margin. Gross profit per corporate FTE, which is one of our key performance indicators, increased by 6% in Q1 2007.

Operating expenses
We continued to invest in people and in our network to capture future growth and we also managed to be more efficient. The number of employees and outlets is respectively 15% (+12% organic) and 8% (+7% organic) higher than a year ago. We employed on average 16,670 FTEs and operated from 2,736 outlets at the end of the quarter. Operating expenses include one-off charges amounting to € 5 million, related to the continuous streamlining of our portfolio. Operating expenses excluding amortization of acquisition related intangibles and impairment goodwill grew by 13% (14% organic). Efficiency improved and operating expenses as a percentage of revenue were reduced from 17.3% in Q1 2006 to 16.9% in Q1 2007.

EBITA
Our continued market share gains were combined with an improvement in profitability. The percentage of gross profit that was converted into EBITA improved. EBITA grew by 56% to € 99.4 million, compared to € 63.7 million in Q1 2006, while the EBITA margin improved to 4.7% from 3.5%.

Net income
In Q1 2007, net income amounted to € 71.5 million, an improvement of 49% compared to € 48.1 million in Q1 2006. Net financial income amounted to € 0.3 million in Q1 2007, compared to net financial charges of € 2.0 million in Q1 2006. In line with earlier guidance, the effective tax rate increased from 18.5% to 26.0%.

Cash flow and balance sheet
Cash flow remained solid. In Q1 2007, the free cash flow amounted to € 91.7 million, versus € 119.2 million in Q1 2006. Operating profit increased and we continued to have an inflow from working capital. Our debtors position increased, which is normal given the growth of our business, while the creditors position was impacted by the timing of payments. The moving average of DSO improved by another day, to 51 in Q1 2007 from 52 in Q1 2006. The net cash position excluding preferred shares was € 322.8 million at the end of the quarter versus € 212.7 at the end of Q1 2006.

First quarter by segment

Mass-customized Europe and Asia: strong top-line growth and solid improvement in profitability
We benefited from continued positive market developments in combination with strong execution. All countries contributed to growth and the combined organic revenue growth amounted to 19%. The highest growth was posted in Germany, Scandinavia and Poland. Gross margin trends are positive, which is most clearly visible in the Netherlands, where we benefit from focus, better pricing and mix shifts. EBITA increased by 58% to € 67.7 million while the EBITA margin reached a healthy 5.0% compared to 3.6% in Q1 2006.

Mass-customized and in-house services North America: steps taken to improve our business
Within difficult market circumstances we continued to take steps to improve our North American business. In Q1 2007, we had many transfers, amounting to about USD 250 million on a yearly basis. Current transfers include on-sites at large (non-industrial) clients, which developed in such a way that they now fit the in-house concept. At the same time we have invested in our mass-customized network as we added 140 people to gain traction in the mid-market. The result of this investment should become visible the coming quarters. Underlying revenue for our total North American operation was flat. We have implemented a very strict gross margin policy,

which may limit revenue growth somewhat on the short term, but which is critical to ensure solid future profitability. Underlying gross margins improved in each segment. The reported gross margin came down from 18.2% to 17.3%, which is explained by the sale of PL Services and mix shifts. The EBITA margin for our combined North American businesses was almost flat at 2.3%, compared to 2.4% in Q1 2006. Our Canadian operations again showed strong performance.

In-house services Europe: 29% organic revenue growth
The in-house concept again benefited from the search among our large industrial clients for cost effective and productivity stimulating solutions. Revenue growth continued to be strong. Organic revenue growth amounted to 29% in Q1 2007. Total growth was 70% and includes the transfer of Tempo-Team Werknet. Growth was well spread across our different geographies. In Germany, high growth was maintained. In Italy revenue almost doubled. In France, revenue growth was significant while it strengthened throughout the quarter. In total we now operate from 701 in-house locations in Europe. The gross margin improved to 14.5% from 14.3%, mainly because of changes in country mix. EBITA improved to € 17.4 million from € 7.6 million while the EBITA margin reached 5.3% compared to 4.0% in Q1 2006. In Q2 2007 we will evaluate our cost allocation system, which might result in some cost transfers from mass-customized to in-house.

Interim professionals, search & selection: continued strong growth
Organic revenue growth of interim professionals, search & selection was 23% in Q1 2007. Market circumstances remain good. We continue to see solid growth in secondment in large segments such as IT and Finance (Yacht in the Netherlands) and Engineering (including Yacht Germany and Teccon) but also in other competences such as Legal and Marketing & Communications. EBITA improved by 22%, while the EBITA margin of 9.3% almost matched the 9.4% of Q1 2006. In sectors such as IT, Finance and Engineering, it becomes more difficult to recruit interim professionals.

Acquisitions and Disposals
On 29 March 2007, we acquired Thremen through our Dutch subsidiary Tempo-Team. Thremen specializes in contracting of administrative processes. Thremen generated revenue of € 19 million in 2006.

On 3 April 2007, we divested a small business in the US, which did not fit our portfolio. 2006 revenue of this business was approximately € 20 million.

On 16 April 2007, we acquired an additional 23% of the capital of the Chinese HR services provider Talent Shanghai. After acquiring a 47% stake in May 2006, Randstad now owns 70% of the capital.

Other developments
On 7 March 2007, we were the first staffing company to open a virtual branch on Second Life. Through this branch we offer virtual and real jobs.

Outlook Q2 2007
We are optimistic about our prospects for Q2 2007. We expect continued healthy growth in our European and Asian business and a continued slowdown in North America. We expect diluted EPS before amortization of acquisition related intangibles and impairment goodwill to amount to at least € 0.81, an increase of at least 27% versus a comparable figure of € 0.64 in Q2 2006.

Financial calendar

General Meeting of Shareholders	May 8, 2007
Fixing ex-dividend	May 10, 2007
Publication second quarter results 2007	July 25, 2007
Publication third quarter results 2007	October 24, 2007
Publication fourth quarter and annual results 2007	February 14, 2008

Conference call
Today, at 13.00 CET, Randstad Holding will host conference call for analysts. The dial in number is +31 (0)20713 34 64 and for participants from the UK +44 (20) 7138 0836. You can listen to the analyst conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is:
http://www.ir.randstad.com/presentations.cfm

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which

the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions of €	Three months ended March 31 2007	2006	change 2007/2006
Revenue	**2,102.4**	1,813.7	16%
Cost of services	**1,648.0**	1,436.6	15%
Gross profit	**454.4**	377.1	20%
Selling expenses	**247.1**	219.5	
General and administrative expenses	**111.0**	96.6	
Total operating expenses	**358.1**	316.1	13%
Operating profit	**96.3**	61.0	58%
Dividend preferred shares	**-1.8**	-1.8	
Financial income and expenses	**2.1**	-0.2	
Net finance income / (costs)	**0.3**	-2.0	
Income before taxes	**96.6**	59.0	
Taxes on income	**-25.1**	-10.9	
Net income	**71.5**	48.1	49%

Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):	2007	2006
- basic earnings per ordinary share	**0.62**	0.42
- diluted earnings per ordinary share	**0.61**	0.41
- diluted earnings per ordinary share before amortization acquisition related intangible assets and impairment goodwill	**0.63**	0.43

Margins	2007	2006
Gross margin	**21.6%**	20.8%
EBITDA margin	**5.3%**	4.1%
EBITA margin	**4.7%**	3.5%
Operating margin	**4.6%**	3.4%
Net margin	**3.4%**	2.7%

Information by segment
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Three months ended March 31					
Revenue						
Mass-customized Europe and Asia	1,345.2	1,189.2	13%	19%		
Mass-customized North America	179.3	260.4	-31%	-5%		
In-house services Europe	327.2	192.3	70%	29%		
In-house services North America	106.9	54.8	95%	9%		
Interim professionals, search & selection	151.3	122.2	24%	23%		
Eliminations	-7.5	-5.2				
Total revenue	2,102.4	1,813.7	16%	17%		
Gross profit						
Mass-customized Europe and Asia	310.7	255.9	21%	25%	23.1%	21.5%
Mass-customized North America	36.5	51.4	-29%	-6%	20.4%	19.7%
In-house services Europe	47.6	27.5	73%	31%	14.5%	14.3%
In-house services North America	13.1	6.1	115%	19%	12.3%	11.1%
Interim professionals, search & selection	47.1	36.6	29%	23%	31.1%	30.0%
Eliminations	-0.6	-0.4				
Total gross profit	454.4	377.1	20%	21%	21.6%	20.8%
EBITA **						
Mass-customized Europe and Asia	67.7	42.9	58%	69%	5.0%	3.6%
Mass-customized North America	1.3	6.4	-80%	-70%	0.7%	2.5%
In-house services Europe	17.4	7.6	129%	81%	5.3%	4.0%
In-house services North America	5.3	1.2	342%	156%	5.0%	2.2%
Interim professionals, search & selection	14.0	11.5	22%	15%	9.3%	9.4%
Corporate	-6.3	-5.9				
Total EBITA	99.4	63.7	56%	60%	4.7%	3.5%

** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.*
*** EBITA: Operating profit before amortization acquisition related intangible assets and impairment goodwill.*

Information by geographical area
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic growth	margins 2007	margins 2006
	Three months ended March 31					
Revenue						
Netherlands	755.8	655.9	15%	14%		
Germany	362.0	258.4	40%	40%		
Belgium/Luxembourg	243.6	201.5	21%	21%		
France	138.2	114.5	21%	21%		
Spain	120.4	110.4	9%	15%		
United Kingdom	63.7	56.9	12%	9%		
Italy	70.5	55.5	27%	27%		
Other European counties	55.5	45.1	23%	24%		
North America	286.2	315.2	-9%	0%		
Asia	6.5	0.3	-			
Total revenue	2,102.4	1,813.7	16%	17%		
Gross profit						
Netherlands	195.6	154.6	27%	23%	25.9%	23.6%
Germany	83.3	61.3	36%	36%	23.0%	23.7%
Belgium/Luxembourg	47.6	38.8	23%	23%	19.5%	19.3%
France	19.8	16.4	21%	21%	14.3%	14.3%
Spain	21.5	17.7	21%	26%	17.9%	16.0%
United Kingdom	13.9	12.8	9%	6%	21.8%	22.5%
Italy	11.4	9.2	24%	24%	16.2%	16.6%
Other European countries	10.6	8.5	25%	26%	19.1%	18.8%
North America	49.6	57.5	-14%	0%	17.3%	18.2%
Asia	1.1	0.3	-		16.9%	-
Total	454.4	377.1	20%	21%	21.6%	20.8%

** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.*

Consolidated balance sheet
(unaudited)

In millions of €	March 31, 2007	March 31, 2006	December 31, 2006
Assets			
Property, plant and equipment	**118.1**	103.2	117.1
Intangible assets	**340.0**	260.1	324.2
Deferred income tax assets	**328.6**	359.6	329.0
Financial assets and associates	**12.0**	4.9	11.9
Non-current assets	**798.7**	727.8	782.2
Trade and other receivables	**1,465.4**	1,310.9	1,443.0
Income tax receivables	**5.3**	6.3	6.1
Cash and cash equivalents	**357.0**	502.4	346.5
Current assets	**1,827.7**	1,819.6	1,795.6
Total assets	**2,626.4**	2,547.4	2,577.8
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**408.7**	384.7	404.6
Reserves	**441.1**	183.5	374.1
Shareholders' equity	**861.4**	579.8	790.3
Preferred shares	**165.8**	165.8	165.8
Borrowings	**-**	190.2	-
Deferred income tax liabilities	**295.7**	361.7	298.9
Provisions	**45.0**	40.4	49.4
Non-current liabilities	**506.5**	758.1	514.1
Trade and other payables	**1,126.6**	1,030.7	1,095.7
Income tax liabilities	**60.6**	46.6	48.4
Borrowings	**34.2**	99.5	96.2
Provisions	**37.1**	32.7	33.1
Current liabilities	**1,258.5**	1,209.5	1,273.4
Total equity and liabilities	**2,626.4**	2,547.4	2,577.8

Consolidated cash flow statement
(unaudited)

In millions of €	Three months ended March 31 2007	2006
Net income	71.5	48.1
Taxes on income	25.1	10.9
Net finance (income)/costs	-0.3	2.0
Operating profit	96.3	61.0
Depreciation property, plant and equipment	9.8	7.5
Amortization software	3.1	3.2
Amortization acquisition related intangible assets	3.1	2.7
Share-based payments	1.4	1.0
Provisions	-0.7	-1.3
Income taxes paid	-18.0	-12.4
Cash flow from operations before operating working capital	95.0	61.7
Trade and other receivables	-19.3	7.8
Trade and other payables	27.9	61.0
Operating working capital	8.6	68.8
Net cash flow from operating activities	103.6	130.5
Additions of property, plant and equipment	-11.7	-9.3
Additions of software	-1.0	-2.0
Acquisition of subsidiaries	-23.2	-115.7
Disposals of property, plant and equipment	0.8	-
Disposal of subsidiaries	-	1.0
Net cash flow from investing activities	-35.1	-126.0
Re-issue of purchased ordinary shares	0.4	1.0
Issue of ordinary shares	1.0	-
Proceeds from non-current borrowings	-	59.7
Financing	1.4	60.7
Financial income and expenses received	2.7	0.2
Reimbursement financiers	2.7	0.2
Net cash flow from financing activities	4.1	60.9
Net increase in cash, cash equivalents and current borrowings	72.6	65.4
Cash, cash equivalents and current borrowings at begin of period	250.3	336.5
Net increase in cash, cash equivalents and current borrowings	72.6	65.4
Translation (losses) / gains	-0.1	1.0
Cash and cash equivalents and current borrowings at end of period	322.8	402.9
Free cash flow	91.7	119.2

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions of €

	2007	2006
Value at January 1	790.3	536.2
Movements in the period:		
Net income for the period	71.5	48.1
Translation differences	-3.2	-6.5
Total recognized income	68.3	41.6
Share-based payments	1.4	1.0
Re-issue of purchased ordinary shares	0.4	1.0
Issue of ordinary shares	1.0	-
Value at March 31	861.4	579.8

Core data
(unaudited)
In millions of €

Balance sheet	March 31, 2007	March 31, 2006
Operating working capital *	347.8	290.4
Borrowings (excluding preferred shares)	34.2	289.7
Net cash / (net debt) (excluding preferred shares)	322.8	212.7

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses	Three months ended March 31	
	2007	2006
Personnel expenses	244.6	215.1
Other operating expenses	110.4	98.3
Operating expenses	355.0	313.4
Amortization acquisition related intangible assets and impairment goodwill	3.1	2.7
Total operating expenses	358.1	316.1
Depreciation and amortization software		
Depreciation property, plant and equipment	9.8	7.5
Amortization software	3.1	3.2
Total depreciation and amortization software	12.9	10.7
EPS calculation		
Net income for ordinary shareholders	71.5	48.1
Amortization acquisition related intangible assets and impairment goodwill (after taxes)	2.1	1.7
Net income before amortization acquisition related intangible assets and impairment goodwill	73.6	49.8
Basic EPS (in €)	0.62	0.42
Diluted EPS (in €)	0.61	0.41
Diluted EPS before amortization acquisition related intangible assets and impairment goodwill (in €)	0.63	0.43
Average number of ordinary shares outstanding (mln)	116.1	115.6
Average number of diluted ordinary shares outstanding (mln)	116.6	116.3

Notes to the consolidated interim financial statements

Reporting entity
Randstad Holding nv is a public limited liability company incorporated and domiciled in the Netherlands and listed on Euronext Amsterdam. The consolidated interim financial statements of Randstad Holding nv as at and for the three months' period ended March 31, 2007 include the company and its Group companies (together called the 'Group').

Significant accounting policies
These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (hereafter: IFRS).
The accounting polices applied by the Group in these consolidated interim financial statements are unchanged compared to those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2006.

Basic of presentation
These consolidated interim financial statements are condensed and prepared in accordance with (IFRS) IAS 34 'Interim Financial Reporting'; they do not include all of the information required for full (annual) financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2006.

The consolidated financial statements of the Group as at and for the year ended December 31, 2006 are available upon request at the Company's office or at www.ir.randstad.com.

Estimates
The preparation of consolidated interim financial statements, requires the Group to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these consolidated interim financial statements, the significant judgments, estimates and assumptions, were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2006.

Seasonality
The Group's activities are impacted by seasonal patterns. The volume of transactions throughout the year fluctuates per quarter, dependent upon demand as well as variations in items such as the number of working days, public holidays and holiday periods. Historically, the Group usually generates its strongest revenue and profits in the second half of the year.

Effective tax rate/income tax expense
The effective tax rate in Q1, 2007 is based upon the estimated effective tax rate for the whole year 2007 and amounts to 26%. The increase in comparison to 18,5% of 2006 is mainly caused by an expected lower release of the allowance for deferred tax assets USA and relatively lower tax-exempt income.

Acquisitions of Group companies
The total cash out for acquisitions year to date March 31, 2007 is € 23.2 million, including € 0,3 million for acquired companies in preceding years.

As at March 29, 2007 the Group acquired 100% of the shares of Thremen bv, a Dutch based company, with estimated annual revenue of approximately € 20 million. This company specializes in contracting of administrative processes. No earn-out arrangements exist. Earlier this year the Group acquired 100% of the shares in a small Belgium based company for the amount of € 0,4 million.

The assets and liabilities arising from acquisitions, as well as the breakdown of the total amount of goodwill are (all based upon preliminary figures and therefore subject to change):

In millions of €	carrying amount	fair value
Tangible fixed assets	0.1	0.1
Acquisition related intangible assets	-	5.8
Working capital	0.3	0.7
Deferred taxes	0.1	-1.4
Net assets acquired	0.5	5.2
Goodwill		15.8
Total consideration		21.0
Deferred compensations		-0.1
Consideration paid		20.9
Net debt of subsidiaries acquired		2.0
Consideration paid, adjusted for net debt		22.9
Consideration paid for acquisitions in preceding years		0.3
Acquisition of subsidiaries		23.2

Goodwill is mainly attributable to the synergies expected to arise after the Group's acquisition of these companies and to the workforce of the acquired businesses.
The expected costs for all acquisitions are (to be) paid in cash.

The contribution of the acquired businesses to Group's revenue and operating profit in this quarter is negligible. If these acquisitions had occurred on January 1, 2007, the contribution to Group's revenue and operating profit would have been limited.

Shareholders' equity
The issued number of ordinary shares increased as follows:

Number of issued shares as at December 31, 2006	116.096.328
Issue from share based payments arrangements	76.270
Number of issued shares as at March 31, 2007	116.172 598

During the period the company also re-issued 36.000 purchased ordinary shares.

Post balance sheet events
As per April 16, 2007 the Group acquired a further 23% in Talent Shanghai, China, resulting in a 70% interest. As from that date, this company will be consolidated in the Group figures.

For more information
Bart Gianotten/Machteld Merens
Telephone
+31 (0)20 569 56 23

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randstad holding

RECEIVED
2008 MAR 27 A 8:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad strengthens its Swiss operations through the acquisition of Job One

Randstad Holding nv announces that it has acquired the Swiss staffing company Job One. Job One operates from 23 branches with a focus on the sectors technical (especially the watch industry and fine mechanics), healthcare, commercial and construction. Job One has shown a consistent organic growth in recent years and in 2006 revenue amounted to € 44 million.

Randstad Switzerland almost doubles its revenue through the acquisition of Job One and will be at least the number 4 in the Swiss staffing market, with combined pro forma 2006 revenue of approximately € 100 million.

"Job One and Randstad Switzerland complement each other very well", states Ben Noteboom, CEO Randstad Holding. "Randstad Switzerland generates the largest part of revenue in the German speaking part of the country, while Job One is strong in the French speaking part. Our combined nationwide presence provides an excellent platform for further growth. We can leverage our mass-customized and in-house operations while together we are better equipped to keep developing specialties and expand our recruitment activities."

In 2006, the Swiss staffing market has grown by about 20% to an estimated volume of € 2.5 billion. Increased demand for flexibility and healthy economic growth are stimulating the traditional temp market. Labor market reform adds to the growth prospects for permanent placement. At the same time we expect a continued positive effect from international companies moving to the region.

The deal is expected to have a small positive contribution to EPS in 2007.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

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randstad holding

For more information, please contact:
Machteld Merens/Bart Glanotten
Telephone: + 31 20 569 5623

Randstad to handle Dutch payroll administration and payroll processing for Philips CIAN

Randstad Holding announces that it has signed a memorandum of understanding with Philips Electronics Netherlands BV concerning the outsourcing to Randstad of the Dutch payroll administration and payroll processing that is currently being handled by Philips CIAN (Centrale Inkomens Administratie Nederland). Philips CIAN handles payroll administration and payroll processing for 42,000 Dutch employees at a number of companies in the Netherlands, including Philips' Dutch activities. This agreement fits Randstad's growth strategy for HR solutions in the Dutch market. All employees working at Philips' CIAN will continue their current activities within the Randstad Group.

Jacques van den Broek, board member of Randstad Holding: "This agreement marks our continuing development in the Netherlands. In recent years we have expanded our services from general staffing and specialties to a strong HR solutions offering, including expertise in mobility, reintegration, recruitment, training, assessment, payrolling, HR administration and HR consultancy. This major outsourcing deal underlines our leading position in these fields."

"Randstad is an ideal partner for us in this deal," states Wim van Winden, Financial Director at Philips Electronics Netherlands BV. "It is of great importance to us that the current services provided by CIAN to Philips continue in an undisruptive way. In Randstad we have found a reliable partner who will do just that. Handling these kinds of services is a core activity for them, which in addition opens more opportunities for employees, currently employed by CIAN, going forward. This agreement ensures the continuity and quality of our payroll services, leads to more efficiency and serves the needs of our workforce in the best way possible."

CIAN's knowledge and expertise provides an excellent platform for growth. It is expected that this 8-year contract will take effect as of the fourth quarter of 2007.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

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randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

RECEIVED
2008 MAR 27 A 8: -
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Continued solid growth; net income up 34%, revenue up 14%

Continued solid growth; net income up 34%, revenue up 14%

Highlights second quarter 2007

- Revenue increased by 14% to € 2,253.7 million (organic growth[1] 14%)
- Gross profit is up 21% to € 500.5 million, also stimulated by rapid growth in fee income
- EBITA increased by 44% to € 135.1 million, while the EBITA[2] margin improved to 6.0% from 4.7% in Q2 2006
- Diluted EPS[3] up by 33% to € 0.85 compared to € 0.64 in Q2 2006
- Continued difficult market circumstances in North America; rationalization of capacity in branch network initiated
- European operations do well: 28% growth in Germany, 13% growth in the Netherlands and 20% in Belgium
- Agreement signed with the founder and leading shareholder, Mr. Frits Goldschmeding, aimed at continuity of his position as long term shareholder

Outlook third quarter 2007

- We expect continued double digit growth but note that our organic growth rate has eased. This effect was most visible in June, when our organic growth rate was 12%. On the basis of current trends our outlook for Q3 2007 is cautious. We expect diluted EPS to amount to at least € 0.95 compared to € 0.92 in Q3 2006.

"For fourteen consecutive quarters, we have achieved double digit revenue growth," says Ben Noteboom, CEO of Randstad Holding. "The global markets for HR services are constantly changing, reflecting trends in society. New service concepts are gradually catching on, as evidenced by our recent outsourcing deal with Philips. Meanwhile, the European market continues to be very healthy, while the US market is confronted with pressure. Overall, we continue to expect steadily growing markets for our services. Our people have again been able to increase our market share, and we are in an excellent position to continue to do so."

In € million	Q2 2007	Q2 2006	change
Revenue	**2,253.7**	1,976.8[4]	*14%*
EBITA	**135.1**	93.6	*44%*
Net income	**97.1**	72.2	*34%*
Diluted EPS (in €)	**0.85**	0.64	*33%*

[1]: Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments
[2]: EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill
[3]: Definition: diluted EPS before amortization acquisition related intangible assets and impairment goodwill
[4]: In Q3 2006 reported Q2 2006 revenue was adjusted by € 11.2 million due to deconsolidation of Talent Shanghai

Summary of Group financial performance

Revenue

Revenue growth continued to be solid. Total revenue amounted to € 2,253.7 million in Q2 2007, an increase of 14% compared to Q2 2006. Organic growth also amounted to 14%. Currencies had a negative impact of about 1%, while the impact of acquisitions and disposals was +1%. During the quarter revenue growth eased. The reasons differ by market. As expected, our North American business was faced with economic headwind and we have not been able to withstand this satisfactorily. Our combined North American revenue declined 4% organically. In the Netherlands, market growth is consolidating, which is not unusual after a first phase of rapid recovery. However, ongoing growth in the industrial segment points at continued healthy economic circumstances. In Germany comparables have become tougher but we continued to outperform the market, which has high potential and which continued to grow at around 25%.

In € million	Q2 2007	Q2 2006	growth	organic growth
Revenue	**2,253.7**	1,976.8	14%	14%
Gross profit	**500.5**	412.3	21%	21%
Operating expenses	**365.4**	318.7	15%	14%
EBITA	**135.1**	93.6	44%	44%
Amortization acquisition related intangibles	**3.4**	2.7		
Operating profit	**131.7**	90.9	45%	
Net income	**97.1**	72.2	34%	
Diluted EPS (in €)	**0.85**	0.64	33%	
Gross margin	**22.2%**	20.9%		
Operating expenses as % revenue	**16.2%**	16.1%		
EBITA margin	**6.0%**	4.7%		

Gross profit

Gross margin improved to 22.2% from 20.9%. The positive trend that set in as of Q3 2006 continued. Mix improvements and healthy pricing stimulated the gross margins in the Netherlands, Belgium, Spain, UK, Italy and some smaller markets. In France, gross profit includes a one-off of € 4.7 million, related to recent changes in the allotment of labor subsidies, with retroactive effect as of January 2006. In Germany the gross margin decreased from 25.1% in Q2 2006 to 24.1% in Q2 2007, especially because of strong growth in the in-house segment, relatively strong growth in the Eastern part of the country, and some margin pressure. The acquisition of PinkRoccade HR Services had a positive impact on group gross margin of 0.2% and of 0.5% on the Dutch gross margin. The latter also reflects the continued growth in fee income (fees for permanent placements, salary processing, etc.). For instance, in 2002 fee income made up 4% of gross profit at Randstad the Netherlands. In Q2 2007 this has increased to 20%. Gross profit per corporate FTE, which is one of our key performance indicators, increased by 7% in Q2 2007.

Operating expenses

We continued to invest in people and in our network to capture future growth. The number of corporate employees has increased by 14% (+13% organic) compared to Q2 2006, while the number of outlets has increased by 7% (+6% organic). We employed on average 17,150 FTEs and operated from 2,769 outlets at the end of the quarter. Operating expenses excluding amortization of acquisition related intangibles and impairment goodwill grew by 15% (14% organic). Operating expenses as a percentage of revenue amounted to 16.2% in Q2 2007 compared to 16.1% in Q2 2006. The increase of the cost ratio is linked to the continued growth in fee income and to the low productivity of our mass-customized operations in North America.

EBITA

The percentage of gross profit that was converted into EBITA, the conversion ratio, improved from 23% in Q2 2006 to 27% in Q2 2007. EBITA grew by 44% to € 135.1 million, compared to € 93.6 million in Q2 2006, while the EBITA margin improved to 6.0% from 4.7%. The positive effect on EBITA of the French one-off was € 4.2 million.

Net income

In Q2 2007, net income increased by 34% to € 97.1 million. Net finance costs, including preferred dividend, amounted to € 0.5 million in Q2 2007, compared to € 2.3 million in Q2 2006. In line with earlier guidance, the effective tax rate increased from 18.5% in Q2 2006 to 26.0% in Q2 2007. In Q1 2007 the effect was similar. Diluted EPS before amortization of acquisition related intangibles amounted to € 0.85 or € 0.83 excluding the French one-off.

Cash flow and balance sheet

In Q2 2007, the free cash flow amounted to € 63.0 million negative, an improvement versus € 81.5 million negative in Q2 2006. Cash flow in Q2 is seasonally impacted by dividend payments and holiday allowances. The moving average of days sales outstanding (DSO) improved by another day, to 51 in Q2 2007 from 52 in Q2 2006. The net cash position excluding preferred shares was € 103.2 million at the end of the quarter versus € 26.3 million at the end of Q2 2006.

Second quarter by segment

Mass-customized Europe and Asia: very solid profitability

All countries contributed to the growth and the combined organic revenue growth amounted to 15%. The highest growth was posted in Germany, Italy, Belgium and France. Gross margin trends are positive, which is most clearly visible in the Netherlands, where we benefit from focus, better pricing and mix shifts. We also made good improvements in the UK, largely driven by a rise in permanent placement fees. EBITA increased by 52% to € 104.3 million while the EBITA margin reached a healthy 7.1% compared to 5.2% in Q2 2006. As announced last quarter, we evaluated our cost allocation system in Q2 2007, which resulted in the transfer of a limited amount of direct and indirect costs from mass-customized Germany to in-house Germany. We have restated our Q1 2007 figures accordingly. The restatement and the effects of transfers are specified in a separate appendix.

Mass-customized and in-house services North America: rationalizing capacity

Market circumstances continued to be difficult for our North American business. On an organic basis revenue was down 4%. We did well in the in-house segment. In general, temp volumes at large clients have come down, which has been offset by gaining wallet share and gaining new clients. Profitability of in-house is strong, due to high productivity. However, productivity of our total mass-customized network is too low. We have started to rationalize the cost base, in line with our unit steering model. It is planned to reduce headcount by about 110 people in Q3 2007. We anticipate reorganization costs of approximately USD 2 million in Q3 2007, related to planned branch closures in areas where we service our clients primarily through in-house or in areas where we can combine offices. Gross margin came down from 18.0% to 17.6%. This is mostly explained by mix shifts as our large account business is holding up relatively better than other segments. The EBITA margin for our combined North American businesses came down to 2.3% compared to 3.2% in Q2 2006. Our Canadian operations continued to show strong performance.

In-house services Europe: continued strong growth

Market circumstances continued to be good in this segment and revenue growth was strong. Organic revenue growth amounted to 26% in Q2 2007. Total growth including transfers was 64%. Growth was well spread across our different geographies. Growth was highest in Germany, France, Italy and the UK. In total we now operate from 733 in-house locations in Europe. The gross margin reached 14.5% compared to 14.2% in Q2 2006. Gross margin of the German business was reduced by about 2% due to the aforementioned cost reallocation. The gross margin also includes a healthy improvement at Capac in the Netherlands. EBITA improved to € 20.7 million from € 11.4 million.

Interim professionals, search & selection

Organic revenue growth of interim professionals, search & selection was 19% in Q2 2007. Demand remains high. We continue to see healthy growth in secondment in large segments such as IT and Finance (Yacht in the Netherlands) and Engineering, albeit that our German business was faced with reduced growth in aerospace. We had good growth in other competences such as Legal and Marketing & Communications. Attracting candidates in sectors such as IT, Finance and Engineering has become more challenging. Search & selection is gaining momentum in various countries. The slightly reduced EBITA margin reflects continued investment in our foreign operations.

Business Development

On 4 May 2007, an additional 49% of the capital of our Indian search & selection subsidiary EmmayHR was acquired. After acquiring a 51% stake in November 2005, Randstad now owns 100% of the capital.

On 27 June 2007, it was announced that we almost doubled the size of our Swiss operations through the acquisition of Job One. Job One generated revenue of € 44 million in 2006.

On 17 July 2007, it was announced that Philips plans to outsource its Dutch payroll administration and payroll processing activities to Randstad. The 8-year contract underlines our leading position in HR solutions in the Netherlands.

Tax

In July the German "Bundesrat" approved the proposed reduction, as of January 2008, of the German corporate income tax rate (including trade tax) from approximately 40% to approximately 30%. This tax rate reduction will have a positive influence on the future weighted applicable tax rate and on our future cash flow. As announced earlier, the reduction will also lead to a revaluation of German deferred tax assets and therefore to a non-cash and non-recurring charge to the income statement in the quarter that the rate change will be enacted. Based on our current tax position we now expect a net charge of approximately € 14 million in Q3 2007.

Continuity

We have finalized an agreement with Randstad's founder and leading shareholder, Mr. Frits Goldschmeding. His objective remains explicitly to continue his position as a long term shareholder through direct ownership or eventually through his inheritors. Such clarity and commitment justifies committing one seat in the Supervisory Board. At the same time we have organized the process in case an inheritor would like to dispose of (part of) the shares. The main points of the agreement are as follows:

- Supervisory Board seat: Randstad Beheer (the investment vehicle through which the majority of family shares is held) will be entitled to claim a seat in the Supervisory Board after Mr. Goldschmeding's third term in the Supervisory Board or at an earlier stage in case his membership of the Supervisory Board is terminated before the Annual General Meeting of Shareholders in 2011.
- Lock-up: the inheritors will be bound to a lock-up of at least 12 months.
- Grace period: if the inheritors want to divest (part of) the shares after the lock-up, they should inform the Executive and Supervisory Boards six months in advance. After receiving notice, the boards have four months to discuss alternative options with the inheritors.

More detail will be provided in the annual report 2007.

Outlook Q3 2007

In general we are optimistic about our prospects for Q3 2007. We continue to expect double digit growth based on ongoing healthy growth in our European and Asian business and continued weakness in North America. However, our organic growth rate has eased somewhat. This effect was most visible in June, when our organic growth rate was 12%. Currently growth patterns are somewhat uncertain but with the exception of North America we believe it is too early to significantly adjust the investment pace. However, on the basis of current trends our outlook for Q3 2007 is cautious. We expect diluted EPS before amortization of acquisition related intangibles and impairment goodwill to amount to at least € 0.95 versus a comparable figure of € 0.92 in Q3 2006. This forecast is including USD 2 million restructuring costs in North America and excluding the anticipated one-off tax charge relating to Germany.

Financial calendar

Publication third quarter results 2007	October 24, 2007
Analyst & Investor days	November 7/8, 2007
Publication fourth quarter and annual results 2007	February 14, 2008
Publication first quarter results 2008	April 23, 2008

Press conference and analyst meeting

Today, at 10.00 CET, Randstad Holding will host a press conference at its headquarters in Diemen. At 13.00 CET, Randstad Holding will host a meeting including a conference call for analysts. The dial in number is +31 (0)20 707 5508 and for participants from the UK +44 (20) 7806 1960. You can follow this analyst conference through live video webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions of €	Three months ended June 30 2007	2006	change 2007/2006	Six months ended June 30 2007	2006	change 2007/2006
Revenue	**2,253.7**	1,976.8	14%	**4,356.1**	3,790.5	15%
Cost of services	**1,753.2**	1,564.5	12%	**3,401.2**	3,001.1	13%
Gross profit	**500.5**	412.3	21%	**954.9**	789.4	21%
Selling expenses	**258.6**	224.6		**505.7**	444.1	
General and administrative expenses	**110.2**	96.8		**221.2**	193.4	
Total operating expenses	**368.8**	321.4	15%	**726.9**	637.5	14%
Operating profit	**131.7**	90.9	45%	**228.0**	151.9	50%
Dividend preferred shares	**-1.8**	-1.8		**-3.6**	-3.6	
Financial income and expenses	**1.3**	-0.5		**3.4**	-0.7	
Net finance cost	**-0.5**	-2.3		**-0.2**	-4.3	
Income before taxes	**131.2**	88.6		**227.8**	147.6	
Taxes on income	**-34.1**	-16.4		**-59.2**	-27.3	
Net income	**97.1**	72.2	34%	**168.6**	120.3	40%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- basic earnings per ordinary share	**0.83**	0.62		**1.45**	1.04	
- diluted earnings per ordinary share	**0.83**	0.62		**1.45**	1.03	
- diluted earnings per ordinary share before amortization acquisition related intangible assets and impairment goodwill	**0.85**	0.64		**1.48**	1.07	
Margins						
Gross margin	**22.2%**	20.9%		**21.9%**	20.8%	
EBITDA margin	**6.5%**	5.3%		**5.9%**	4.7%	
EBITA margin	**6.0%**	4.7%		**5.4%**	4.1%	
Operating margin	**5.8%**	4.6%		**5.2%**	4.0%	
Net margin	**4.3%**	3.7%		**3.9%**	3.2%	

Information by segment
(unaudited)

In millions of €	Three months ended June 30					
	2007	2006	change 2007/2006	organic * growth	**margins 2007**	margins 2006
Revenue						
Mass-customized Europe and Asia	**1,460.9**	1,311.3	11%	15%		
Mass-customized North America	**181.8**	263.1	-31%	-6%		
In-house services Europe	**365.8**	223.2	64%	26%		
In-house services North America	**105.5**	62.8	68%	-3%		
Interim professionals, search & selection	**148.5**	123.4	20%	19%		
Eliminations	**-8.8**	-7.0				
Total revenue	**2,253.7**	1,976.8	14%	14%		
Gross profit						
Mass-customized Europe and Asia	**348.9**	287.4	21%	24%	**23.9%**	21.9%
Mass-customized North America	**37.5**	50.9	-26%	-8%	**20.6%**	19.3%
In-house services Europe	**53.0**	31.8	67%	24%	**14.5%**	14.2%
In-house services North America	**13.1**	7.6	72%	-1%	**12.4%**	12.1%
Interim professionals, search & selection	**48.2**	35.0	38%	31%	**32.5%**	28.4%
Eliminations	**-0.2**	-0.4				
Total gross profit	**500.5**	412.3	21%	21%	**22.2%**	20.9%
EBITA **						
Mass-customized Europe and Asia	**104.3**	68.5	52%	67%	**7.1%**	5.2%
Mass-customized North America	**1.0**	7.8	-87%	-79%	**0.6%**	3.0%
In-house services Europe	**20.7**	11.4	82%	21%	**5.7%**	5.1%
In-house services North America	**5.5**	2.6	112%	13%	**5.2%**	4.1%
Interim professionals, search & selection	**11.4**	10.2	12%	5%	**7.7%**	8.3%
Corporate	**-7.8**	-6.9				
Total EBITA	**135.1**	93.6	44%	44%	**6.0%**	4.7%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.
** EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Six months ended June 30					
Revenue						
Mass-customized Europe and Asia	**2,806.1**	2,500.5	12%	17%		
Mass-customized North America	**361.1**	523.5	-31%	-5%		
In-house services Europe	**693.0**	415.5	67%	27%		
In-house services North America	**212.4**	117.6	81%	3%		
Interim professionals, search & selection	**299.8**	245.6	22%	21%		
Eliminations	**-16.3**	-12.2				
Total revenue	**4,356.1**	3,790.5	15%	16%		
Gross profit						
Mass-customized Europe and Asia	**659.6**	543.3	21%	24%	**23.5%**	21.7%
Mass-customized North America	**74.0**	102.3	-28%	-7%	**20.5%**	19.5%
In-house services Europe	**100.6**	59.3	70%	27%	**14.5%**	14.3%
In-house services North America	**26.2**	13.7	91%	8%	**12.3%**	11.6%
Interim professionals, search & selection	**95.3**	71.6	33%	27%	**31.8%**	29.2%
Eliminations	**-0.8**	-0.8				
Total gross profit	**954.9**	789.4	21%	21%	**21.9%**	20.8%
EBITA **						
Mass-customized Europe and Asia	**172.0**	111.4	54%	68%	**6.1%**	4.5%
Mass-customized North America	**2.3**	14.2	-84%	-75%	**0.6%**	2.7%
In-house services Europe	**38.1**	19.0	101%	42%	**5.5%**	4.6%
In-house services North America	**10.8**	3.8	184%	56%	**5.1%**	3.2%
Interim professionals, search & selection	**25.4**	21.7	17%	10%	**8.5%**	8.8%
Corporate	**-14.1**	-12.8				
Total EBITA	**234.5**	157.3	49%	51%	**5.4%**	4.1%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.
** EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill.

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Information by geographical area
(unaudited)

In millions of €	Three months ended June 30					
	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
Revenue						
Netherlands	788.1	696.8	13%	12%		
Germany	388.8	304.4	28%	28%		
Belgium/Luxembourg	262.2	218.0	20%	20%		
France	164.9	130.5	26%	26%		
Spain	123.3	121.9	1%	6%		
United Kingdom	64.0	56.6	13%	12%		
Italy	80.6	64.8	24%	24%		
Other European counties	59.8	53.3	12%	12%		
North America	287.3	325.9	-12%	-4%		
Asia	34.7	4.6				
Total revenue	2,253.7	1,976.8	14%	14%		
Gross profit						
Netherlands	209.3	163.9	28%	24%	26.6%	23.5%
Germany	93.6	76.5	22%	22%	24.1%	25.1%
Belgium/Luxembourg	54.4	41.4	31%	28%	20.7%	19.0%
France	28.9	18.8	54%	54%	17.5%	14.4%
Spain	22.2	19.7	13%	18%	18.0%	16.2%
United Kingdom	15.0	12.1	24%	22%	23.4%	21.4%
Italy	13.8	11.1	24%	24%	17.1%	17.1%
Other European countries	11.0	9.4	17%	17%	18.4%	17.6%
North America	50.6	58.5	-14%	-6%	17.6%	18.0%
Asia	1.7	0.9				-
Total gross profit	500.5	412.3	21%	21%	22.2%	20.9%

Information by geographical area
(unaudited)

In millions of €	Six months ended June 30					
	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
Revenue						
Netherlands	1,543.9	1,352.7	14%	13%		
Germany	750.8	562.8	33%	33%		
Belgium/Luxembourg	505.8	419.5	21%	20%		
France	303.1	245.0	24%	24%		
Spain	243.7	232.3	5%	11%		
United Kingdom	127.7	113.5	13%	11%		
Italy	151.1	120.3	26%	26%		
Other European counties	115.3	98.4	17%	18%		
North America	573.5	641.1	-11%	-2%		
Asia	41.2	4.9				
Total revenue	4,356.1	3,790.5	15%	16%		
Gross profit						
Netherlands	404.9	318.5	27%	23%	26.2%	23.5%
Germany	176.9	137.8	28%	28%	23.6%	24.5%
Belgium/Luxembourg	102.0	80.2	27%	26%	20.2%	19.1%
France	48.7	35.2	38%	38%	16.1%	14.4%
Spain	43.7	37.4	17%	22%	17.9%	16.1%
United Kingdom	28.9	24.9	16%	14%	22.6%	21.9%
Italy	25.2	20.3	24%	24%	16.7%	16.9%
Other European countries	21.6	17.9	21%	21%	18.7%	18.2%
North America	100.2	116.0	-14%	-3%	17.5%	18.1%
Asia	2.8	1.2				-
Total gross profit	954.9	789.4	21%	21%	21.9%	20.8%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions of €	June 30, 2007	June 30, 2006	December 31, 2006
Assets			
Property, plant and equipment	**124.8**	108.2	117.1
Intangible assets	**363.6**	258.5	324.2
Deferred income tax assets	**327.0**	350.7	329.0
Financial assets and associates	**9.3**	8.0	11.9
Non-current assets	**824.7**	725.4	782.2
Trade and other receivables	**1,575.5**	1,383.2	1,443.0
Income tax receivables	**7.9**	9.4	6.1
Cash and cash equivalents	**297.2**	379.8	346.5
Current assets	**1,880.6**	1,772.4	1,795.6
Total assets	**2,705.3**	2,497.8	2,577.8
Equity and liabilities			
Issued capital	**11.6**	11.6	11.6
Share premium	**423.8**	389.9	404.6
Reserves	**386.8**	149.8	374.1
Shareholders' equity	**822.2**	551.3	790.3
Minority interest	**0.8**	-	-
Group equity	**823.0**	551.3	790.3
Preferred shares	**165.8**	165.8	165.8
Borrowings	**-**	190.1	-
Deferred income tax liabilities	**296.4**	355.6	298.9
Provisions	**47.9**	35.2	49.4
Non-current liabilities	**510.1**	746.7	514.1
Trade and other payables	**1,074.3**	962.6	1,095.7
Income tax liabilities	**65.2**	38.7	48.4
Borrowings	**194.0**	163.4	96.2
Provisions	**38.7**	35.1	33.1
Current liabilities	**1,372.2**	1,199.8	1,273.4
Total equity and liabilities	**2,705.3**	2,497.8	2,577.8

Consolidated cash flow statement
(unaudited)

In millions of €	Three months ended June 30 2007	Three months ended June 30 2006	Six months ended June 30 2007	Six months ended June 30 2006
Net income	**97.1**	72.2	**168.6**	120.3
Taxes on income	**34.1**	16.4	**59.2**	27.3
Net finance cost	**0.5**	2.3	**0.2**	4.3
Operating profit	**131.7**	90.9	**228.0**	151.9
Depreciation property, plant and equipment	**8.5**	8.3	**18.3**	15.8
Amortization software	**2.6**	3.1	**5.7**	6.3
Amortization acquisition related intangible assets	**3.4**	2.7	**6.5**	5.4
Share-based payments	**3.5**	1.1	**4.9**	2.1
Provisions	**0.0**	-2.1	**-0.7**	-3.4
Income taxes paid	**-34.9**	-33.5	**-52.9**	-45.9
Cash flow from operations before operating working capital	**114.8**	70.5	**209.8**	132.2
Trade and other receivables	**-102.5**	-77.6	**-121.8**	-69.8
Trade and other payables	**-56.8**	-59.5	**-28.9**	1.5
Operating working capital	**-159.3**	-137.1	**-150.7**	-68.3
Net cash flow from operating activities	**-44.5**	-66.6	**59.1**	63.9
Additions of property, plant and equipment	**-14.9**	-14.6	**-26.6**	-23.9
Additions of software	**-3.6**	-1.1	**-4.6**	-3.1
Acquisition of subsidiaries and associates	**-13.3**	-8.6	**-36.5**	-124.3
Financial assets	**0.0**	-0.2	**0.0**	-0.2
Disposals of property, plant and equipment	**0.0**	1.0	**0.8**	1.0
Disposal of subsidiaries	**-**	-	**-**	1.0
Net cash flow from investing activities	**-31.8**	-23.5	**-66.9**	-149.5
Re-issue of purchased ordinary shares	**0.2**	-	**0.6**	1.0
Issue of ordinary shares	**6.8**	1.3	**7.8**	1.3
Proceeds from non-current borrowings	**-**	-	**-**	59.7
Financing	**7.0**	1.3	**8.4**	62.0
Financial income and expenses received	**2.1**	0.2	**4.8**	0.4
Dividend paid on ordinary shares	**-145.3**	-90.7	**-145.3**	-90.7
Dividend paid on preferred shares B	**-7.2**	-8.4	**-7.2**	-8.4
Reimbursement to financiers	**-150.4**	-98.9	**-147.7**	-98.7
Net cash flow from financing activities	**-143.4**	-97.6	**-139.3**	-36.7
Net decrease in cash, cash equivalents and current borrowings	**-219.7**	-187.7	**-147.1**	-122.3
Cash, cash equivalents and current borrowings at begin of period	**322.8**	402.9	**250.3**	336.5
Net decrease in cash, cash equivalents and current borrowings	**-219.7**	-187.7	**-147.1**	-122.3
Translation gains	**0.1**	1.2	**0.0**	2.2
Cash, cash equivalents and current borrowings at end of period	**103.2**	216.4	**103.2**	216.4
Free cash flow	**-63.0**	-81.5	**28.7**	37.7

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions of €	2007	2006
Value at April 1	**861.4**	579.8
Net income for the period	**97.1**	72.2
Translation differences	**-1.5**	-12.4
Total recognized income	**95.6**	59.8
Dividend paid on ordinary shares	**-145.3**	-90.7
Share-based payments	**3.5**	1.1
Re-issue of purchased ordinary shares	**0.2**	-
Issue of ordinary shares	**6.8**	1.3
Value at June 30	**822.2**	551.3

In millions of €	2007	2006
Value at January 1	**790.3**	536.2
Movements in the period:		
Net income for the period	**168.6**	120.3
Translation differences	**-4.7**	-18.9
Total recognized income	**163.9**	101.4
Dividend paid on ordinary shares	**-145.3**	-90.7
Share-based payments	**4.9**	2.1
Re-issue of purchased ordinary shares	**0.6**	1.0
Issue of ordinary shares	**7.8**	1.3
Value at June 30	**822.2**	551.3

Core data
(unaudited)
In millions of €

Balance sheet	June 30, 2007	June 30, 2006
Operating working capital *	**504.8**	424.2
Borrowings (excluding preferred shares)	**194.0**	353.5
Net cash / (net debt) (excluding preferred shares)	**103.2**	26.3

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Personnel expenses	**254.6**	221.1	**499.2**	436.2
Other operating expenses	**110.8**	97.6	**221.2**	195.9
Operating expenses	**365.4**	318.7	**720.4**	632.1
Amortization acquisition related intangible assets and impairment goodwill	**3.4**	2.7	**6.5**	5.4
Total operating expenses	**368.8**	321.4	**726.9**	637.5
Depreciation and amortization software				
Depreciation property, plant and equipment	**8.5**	8.3	**18.3**	15.8
Amortization software	**2.6**	3.1	**5.7**	6.3
Total depreciation and amortization software	**11.1**	11.4	**24.0**	22.1
EPS calculation				
Net income for ordinary shareholders	**97.1**	72.2	**168.6**	120.3
Amortization acquisition related intangible assets and impairment goodwill (after taxes)	**2.3**	1.8	**4.4**	3.5
Net income before amortization acquisition related intangible assets and impairment goodwill	**99.4**	74.0	**173.0**	123.8
Basic EPS (in €)	**0.83**	0.62	**1.45**	1.04
Diluted EPS (in €)	**0.83**	0.62	**1.45**	1.03
Diluted EPS before amortization acquisition related intangible assets and impairment goodwill (in €)	**0.85**	0.64	**1.48**	1.07
Average number of ordinary shares outstanding (mln)	**116.3**	115.7	**116.2**	115.6
Average number of diluted ordinary shares outstanding (mln)	**116.7**	116.4	**116.6**	116.3

Notes to the consolidated interim financial statements

Reporting entity
Randstad Holding nv is a public limited liability company incorporated and domiciled in the Netherlands and listed on Euronext Amsterdam.
The consolidated interim financial statements of Randstad Holding nv as at and for the three and six months' period ended June 30, 2007 include the company and its Group companies (together called the 'Group').

Significant accounting policies
These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (hereafter: IFRS).
The accounting polices applied by the Group in these consolidated interim financial statements are unchanged compared to those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2006.

Basis of presentation
These consolidated interim financial statements are condensed and prepared in accordance with (IFRS) IAS 34 'Interim Financial Reporting'; they do not include all of the information required for full (annual) financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2006.

The consolidated financial statements of the Group as at and for the year ended December 31, 2006 are available upon request at the Company's office or at www.ir.randstad.com.

Estimates
The preparation of consolidated interim financial statements, requires the Group to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these consolidated interim financial statements, the significant judgments, estimates and assumptions, were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2006.

Seasonality
The Group's activities are impacted by seasonal patterns. The volume of transactions throughout the year fluctuates per quarter, dependent upon demand as well as variations in items such as the number of working days, public holidays and holiday periods. Historically, the Group usually generates its strongest revenue and profits in the second half of the year. Historically, in the second quarter free cash flow is usually negative due to the timing of the payments of holiday allowances and dividend; free cash flow tends to be the strongest in the second half of the year.

Effective tax rate/income tax expense
The effective tax rate in Q2, 2007 and YTD June 30, 2007, is based upon the estimated effective tax rate for the whole year 2007 and amounts to 26%. The increase in comparison to 18,5% in 2006, is mainly caused by an expected lower release of the allowance for deferred tax assets USA and a relatively lower effect from tax-exempt income.

Acquisitions of Group companies
The total cash out for acquisitions year to date June 30, 2007 is € 36.5 million (Q2: € 13.3 million), including € 2.4 million (Q2: € 2,1 million) for acquired companies in preceding years.

As per April 2nd, 2007 the Group acquired a further 23% in Talent Shanghai, China, resulting in a 70% interest; this company is consolidated as from that date. As per June 26, 2007, the Group furthermore acquired 100% of the shares of Job One SA, a Swiss based general staffing company, with estimated annual revenue of € 44 million. Earn-out arrangements exist. During the first quarter, the Group acquired 100% of the shares of Thremen bv as per March 29, and of a small Belgium based company at the beginning of the year.

The assets and liabilities arising from acquisitions as per June 30, 2007, as well as the breakdown of the total amount of goodwill are (all based upon preliminary figures and therefore subject to change):

In millions of €	carrying amount June 30, 2007	fair value June 30, 2007	fair value March 31, 2007
Tangible fixed assets	0.3	0.3	0.1
Acquisition related intangible assets	-	14.8	5.8
Working capital (including 0.2 for purchased minority interest)	3.0	3.0	0.7
Deferred taxes	0.1	-3.3	-1.4
Provisions	0.0	0.8	0.0
Net assets acquired (100%)	3.4	14.0	5.2
Deduction for acquisition of 23% of the shares of one of the acquired companies		-1.6	-
Subtotal		12.4	5.2
Goodwill		29.9	15.8
Total consideration		**43.3**	**21.0**
Deferred compensations		-3.2	-0.1
Consideration paid		**39.1**	**20.9**
Net (cash) / debt of subsidiaries acquired		-5.0	2.0
Consideration paid, adjusted for net (cash) / debt		34.1	22.9
Consideration paid for acquisitions in preceding years		2.4	0.3
Acquisition of subsidiaries		**36.5**	**23.2**

Goodwill is mainly attributable to the synergies expected to arise after the Group's acquisition of these companies and to the workforce of the acquired businesses. The expected costs for all acquisitions are (to be) paid in cash.

The contribution of the acquired businesses to Group's revenue and operating profit for the six months' period ended June 30, 2007 is € 32 million and € 0.3 million, respectively. If these acquisitions had occurred on January 1, 2007, Group revenue and operating profit would have been higher by approximately € 85 million and €1.5 million respectively.

Shareholders' equity

The issued number of ordinary shares increased as follows:

Number of issued shares as at December 31, 2006	116.096.328
Issue from share based payments arrangements	400.567
Number of issued shares as at June 30, 2007	116.498.894

During the period the company also re-issued 36.000 purchased ordinary shares.

Post balance sheet events

Mid July the Group signed a memo of understanding with Philips Electronics Netherlands bv concerning the outsourcing to Randstad of the Dutch payroll administration and payroll processing, currently handled by Philips itself.

Appendix

Pro forma restatement* of revenue, gross profit and EBITA for transfers and cost reallocation
(unaudited)

In millions of €	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Revenue						
Mass-customized Europe and Asia	1,460.9	1,345.2	1,439.3	1,400.3	1,254.4	1,138.6
Mass-customized North America	181.8	179.3	201.7	206.2	209.2	208.1
In-house services Europe	365.8	327.2	342.6	331.4	280.1	242.9
In-house services North America	105.5	106.9	111.8	109.9	116.7	107.1
Interim professionals, search & selection	148.5	151.3	142.9	129.5	123.4	122.2
Eliminations	-8.8	-7.5	-11.7	-8.3	-7.0	-5.2
Total revenue	2,253.7	2,102.4	2,226.6	2,169.0	1,976.8	1,813.7
Gross profit						
Mass-customized Europe and Asia	347.4	312.2	336.1	315.2	277.8	248.5
Mass-customized North America	37.5	36.5	41.1	44.2	44.4	45.5
In-house services Europe	54.5	46.1	50.7	48.0	41.4	34.9
In-house services North America	13.1	13.1	13.0	12.9	14.1	12.0
Interim professionals, search & selection	48.2	47.1	43.6	37.5	35.0	36.6
Eliminations	-0.2	-0.6	-1.0	-0.1	-0.4	-0.4
Total gross profit	500.5	454.4	483.5	457.7	412.3	377.1
EBITA						
Mass-customized Europe and Asia	102.8	69.2	105.4	97.6	63.2	41.3
Mass-customized North America	1.0	1.3	6.6	6.9	5.9	4.7
In-house services Europe	22.2	15.9	22.4	20.2	16.7	9.2
In-house services North America	5.5	5.3	3.6	4.3	4.5	2.9
Interim professionals, search & selection	11.4	14.0	13.8	11.1	10.2	11.5
Corporate	-7.8	-6.3	-7.7	-5.4	-6.9	-5.9
Total EBITA	135.1	99.4	144.1	134.7	93.6	63.7
Gross margin						
Mass-customized Europe and Asia	23.8%	23.2%	23.4%	22.5%	22.1%	21.8%
Mass-customized North America	20.6%	20.4%	20.4%	21.4%	21.2%	21.9%
In-house services Europe	14.9%	14.1%	14.8%	14.5%	14.8%	14.4%
In-house services North America	12.4%	12.3%	11.6%	11.7%	12.1%	11.2%
Interim professionals, search & selection	32.5%	31.1%	30.5%	29.0%	28.4%	30.0%
Total gross margin	22.2%	21.6%	21.7%	21.1%	20.9%	20.8%
EBITA margin						
Mass-customized Europe and Asia	7.0%	5.1%	7.3%	7.0%	5.0%	3.6%
Mass-customized North America	0.6%	0.7%	3.3%	3.3%	2.8%	2.3%
In-house services Europe	6.1%	4.9%	6.5%	6.1%	6.0%	3.8%
In-house services North America	5.2%	5.0%	3.2%	3.9%	3.9%	2.7%
Interim professionals, search & selection	7.7%	9.3%	9.7%	8.6%	8.3%	9.4%
Total EBITA margin	6.0%	4.7%	6.5%	6.2%	4.7%	3.5%

* Pro forma restatement of revenue, gross profit and EBITA for transfers from mass-customized to in-house services in North America and the Netherlands as known as per January 1, 2007 (related to 2006 figures) and for cost reallocation between mass-customized and in-house services Germany (related to Q1 and Q2 2007 figures).

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Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad strengthens its leading position in Germany through the acquisition of Team BS

Randstad Holding nv announces that it has agreed to acquire the German staffing company Team BS. Team BS operates from 36 outlets (of which 9 on-site). Team BS primarily services the pharmaceutical, chemical, consumer goods and automotive industries. Team BS has shown considerable organic growth in recent years and 2007 revenue is expected to amount to approximately € 55 million.

"Team BS reinforces our leading position in Germany", states Ben Noteboom, CEO Randstad Holding. "Team BS will strengthen the density of our network, especially in the Rhine-Main area. The company is well-known for its quality standards, which aligns with our own policies. Team BS has proven to be a well operated and profitable business under the lead of Mr. Dirk Schmitt."

The emerging German staffing market offers large potential. In 2006, the size of the market was over € 9 billion, making it the second largest market on the European continent already. Structural growth potential is significant as just over 1% of the German working population is employed through a staffing agency, compared to a European average of around 2.5%. Randstad is market leader in Germany, with about 14% market share in 2006. We continue to extend our leading position, fully in line with our earlier expressed ambition to grow towards a market share of 20%.

The acquisition price amounts to € 71 million, which implies an expected EBITA multiple between 9 and 10 of Team BS in 2007. The acquisition is expected to have a small positive impact to Randstad's EPS in 2007.

This agreement is still subject to approval by the German competition authority, however we have no reason to expect that such an approval cannot be obtained.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com/.

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Randstad completes the acquisition of Team BS

Randstad Holding nv has fully completed the acquisition of the German staffing company Team BS as announced on September 14, 2007. The German competition authority, which still had to agree to the acquisition, has given its approval.

The acquisition reinforces Randstads leading position in Germany and strengthens the density of our network, especially in the Rhine-Main area.

Team BS primarily services the pharmaceutical, chemical, consumer goods and automotive industries. The expected 2007 revenue of Team BS is approximately € 55 million.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht , Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com/.

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For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Double digit growth; gross profit up 16%

Highlights third quarter 2007

- Revenue increased by 11% to € 2,407.8 million (organic growth[1] 10%)
- Gross profit is up 16% to € 528.9 million
- EBITA[2] increased by 15% to € 155.0 million, while the EBITA margin improved to 6.4% from 6.2% in Q3 2006
- Diluted EPS[3] before tax one-off4 up by 5% to € 0.97 compared to € 0.92 in Q3 2006
- Continued YoY growth in Europe, i.e.: 17% growth in Germany, 9% in the Netherlands and 16% in Belgium
- Revenue decline in North America stabilized; September relatively stronger than July and August

Outlook fourth quarter 2007 We expect continued growth in operating results. We expect diluted EPS to amount to at least € 0.97 versus a comparable figure of € 0.99 in Q4 2006. Our forecast includes an underlying effective tax rate of 26% in Q4 2007, compared to 18.5% in Q4 2006.

"Long term prospects for the global HR services markets are good. Growth in our markets has slowed from the earlier very high levels, but in Europe and Asia we continue to see good growth, while the decline in North America shows signs of bottoming out", says Ben Noteboom, CEO Randstad Holding." Our market share has increased further, and our gross margins are very healthy. Our Belgian and French operating companies have done very well, as has our inhouse business. The importance of fee-based business is also increasing. Our unit steering model will enable us to match investments with the market conditions. We are well positioned to further grow our business."

In € million	Q3 2007	Q3 2006	% change	YTD 2007	YTD 2006	% change
Revenue	2,407.8	2,169.0	11%	6,763.9	5,959.5	13%
EBITA	155.0	134.7	15%	389.5	292.0	33%
Net income	97.8	105.5	-7%	266.4	225.8	18%
Diluted EPS (in €)	0.86	0.92	-7%	2.34	1.99	18%
Diluted EPS (in €) before tax one-off	0.97	0.92	5%	2.45	1.99	23%

1) Organic growth is measured excluding the impact of currency effects, acquisitions and disposals
2) EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill
3) Definition: diluted EPS before amortization acquisition related intangible assets and impairment goodwill
4) Net income includes a one-off tax charge related to revaluation of German deferred tax assets of approximately € 14 million

Summary of Group financial performance

Revenue

Revenue growth continued to be healthy. Total revenue amounted to € 2,408 million in Q3 2007, an increase of 11% compared to Q3 2006. Organic growth amounted to 10%. Currencies had a negative impact of about 1%, while the impact of acquisitions and disposals was +2%. For the group as a whole, revenue growth continued to ease during the quarter but at a far more gradual pace than in Q2 2007. With 9% growth in the Netherlands we did well in comparison to the market. Modest volume growth in hours is supplemented by rapid growth in fee income and healthy pricing. Scarcity has become more of an issue in The Netherlands. Our German operations grew by 17%. Market growth in Germany has come down somewhat, as economic tailwind is less abundant than in previous quarters. The structural growth drivers remain fully in place and market potential remains high. In Belgium we continued to outperform the market and generated 16% organic growth. We expect our combined operations in Belgium and Luxembourg to pass the € 1 billion revenue point during Q4 2007. Our combined North American revenue declined 4% organically. The rate of decline in our North American business has bottomed out in the summer; September was relatively stronger than July and August.

In € million	Q3 2007	Q3 2006	growth	organic growth
Revenue	**2,407.8**	2,169.0	*11%*	*10%*
Gross profit	**528.9**	457.7	*16%*	*15%*
Operating expenses	**373.9**	323.0	*16%*	*14%*
EBITA	**155.0**	134.7	*15%*	*16%*
Amortization acquisition related intangibles	**3.8**	2.6		
Operating profit	**151.2**	132.1	*14%*	
Net income	**97.8**	105.5	*-7%*	
Diluted EPS (in €)	**0.86**	0.92	*-7%*	
Diluted EPS (in €) before tax one-off	**0.97**	0.92	*5%*	
Gross margin	**22.0%**	21.1%		
Operating expenses as % of revenue	**15.5%**	14.9%		
EBITA margin	**6.4%**	6.2%		
Effective tax rate	**35.0%**	18.5%		

Gross profit
Gross margin improved to 22.0% from 21.1% in Q3 2006. The positive trend that started as of Q3 2006 continued. Mix improvements, rapid growth in fee income and healthy pricing stimulated the gross margins in the Netherlands, Belgium, Spain, the UK, Italy and some smaller markets. In Germany the gross margin decreased from 25.4% in Q3 2006 to 24.4% in Q3 2007, especially because of mix effects such as strong growth in the inhouse segment and relatively strong growth in the eastern part of the country, and some margin pressure. For the group as a whole, gross profit per corporate FTE, which is one of our key performance indicators, increased by 2% in Q3 2007.

Operating expenses
We continued to invest in people and in our network as we see ample opportunity for future growth. However, we monitor the cost base closely and where necessary we will align the investment pace with current revenue trends. In Q3 2007, the number of corporate employees has increased by 13% (+11% organic) compared to Q3 2006, while the number of outlets has increased by 7% (+6% organic). We employed on average 17,785 FTEs and operated from 2,816 outlets at the end of the quarter. Operating expenses excluding amortization of acquisition related intangibles and impairment goodwill grew by 16% (14% organic). Operating expenses include restructuring charges of approximately € 5 million of which about half (or USD 4 million) is related to office closures in North America. Operating expenses as a percentage of revenue amounted to 15.5% in Q3 2007 compared to 14.9% in Q3 2006. The increase of the cost ratio is linked to the rapid growth in fee income, low productivity in our mass-customized operations in North America and to the restructuring charges.

EBITA
The percentage of gross profit that was converted into EBITA, the conversion ratio, was maintained at 29%. EBITA grew by 15% to € 155.0 million, compared to € 134.7 million in Q3 2006, while the EBITA margin improved to 6.4% from 6.2%.

Taxes
The bill to lower the German corporate income tax rate (including trade tax) from approximately 40% to approximately 30% as of January 1, 2008 has been enacted in Q3 2007. On this basis we re-valued our German deferred tax assets, which lead to a non-cash and non-recurring charge of approximately € 14 million. The underlying effective tax rate increased from 18.5% in Q3 2006 to 26.0% in Q3 2007, consistent with the effective tax rate in Q1 2007 and Q2 2007. The effective tax rate rose with an additional 9% due to the aforementioned tax charge. Therefore the effective tax rate amounted to 35% in Q3 2007.

Net income
In Q3 2007, net income decreased by 7% to € 97.8 million. Excluding the tax one-off net income would have increased by 6%. Net finance costs, including preferred dividend, amounted to € 0.7 million in Q3 2007, compared to € 2.7 million in Q3 2006. Diluted EPS before amortization of acquisition related intangibles amounted to € 0.86 or € 0.97 excluding the German tax one-off.

Cash flow and balance sheet
In Q3 2007, free cash flow amounted to € 161.2 million, an improvement versus € 129.3 million in Q3 2006. The moving average of days sales outstanding (DSO) was flat, at 52 days. Net cash, excluding preferred shares, amounted to € 263.8 million at the end of the quarter versus € 134.0 million at the end of Q3 2006.

Third quarter by segment

Mass-customized Europe and Asia: improving mix

We recorded good growth across our European and Asian operations. Combined organic revenue growth amounted to 11%. In Europe the highest growth was posted in Germany, Italy, Belgium and France. Gross margin trends continue to be positive. This trend is most clearly visible in the Netherlands, Belgium, Spain and the UK and is based on a combination of mix shifts, increased fee income and better pricing. EBITA increased by 18% to € 119.7 million while the EBITA margin reached a healthy 7.6% compared to 7.0% in Q3 2006.

Mass-customized and inhouse services North America: bottoming out

On an organic basis revenue was down 4%, similar to the decline in the previous quarter. The rate of decline has bottomed out in the summer. September was relatively stronger than July and August. Temp volumes at large inhouse clients remained subdued but profitability of inhouse is strong, due to high productivity. However, productivity of our mass-customized network remained too low. In Q3 2007 we have started to rationalize the cost base, in line with our unit steering model. Headcount was reduced by about 100 people in Q3 2007 and we closed 7 branches. In total we will close 15-20 branches in areas where we service our clients primarily through inhouse or in areas where we can combine offices. Related restructuring charges, included in regular EBITA, amounted to approximately USD 4 million in Q3 2007. Gross margin came down from 18.1% to 17.6%. This is mostly explained by mix shifts. The EBITA margin for our combined North American businesses came down to 1.6% compared to 3.5% in Q3 2006. Our Canadian operations continued to show strong performance.

Inhouse services Europe: continued strong growth

Market circumstances and execution continued to be good in this segment. Revenue growth was strong. Organic revenue growth amounted to 19% in Q3 2007. Total growth including transfers was 50%. Growth was well spread across our different geographies. Growth was the highest in Germany, France, Italy and the UK. In total we now operate from 756 inhouse locations in Europe. The gross margin reached 14.4% compared to 14.1 % in Q3 2006, while the EBITA margin improved to 6.2% from 6.0% in Q3 2006.

Interim professionals, search & selection: search & selection gaining momentum

Organic revenue growth of interim professionals, search & selection was 16% in Q3 2007. Demand remains high. We continue to see healthy growth in secondment. In the Netherlands we did well in large segments such as IT and Finance while good growth was also visible in other competences such as Legal and Marketing & Communications. Reduced demand in aerospace had an effect on our German Engineering business. Attracting and retaining candidates in sectors such as IT, Finance and Engineering has become more challenging across the board. Search & selection is gaining momentum in various countries including the UK. The EBITA margin improved to 9.2% from 8.6% in Q3 2006.

Business Development

On August 2, 2007, the remaining 43% of the share capital of our Indian subsidiary Team4U was acquired by exercising the existing call option arrangement. After acquiring a 57% stake in April 2006, Randstad now owns 100% of the capital. As we increased our stake in the Indian search & selection subsidiary EmmayHR to 100% in May, we now fully own both Indian companies, which will help to exploit synergies.

On October 1, 2007, we completed a contract with Philips, which ensures that Philips will outsource its Dutch payroll administration and payroll processing activities to Randstad. The 8-year contract underlines our leading position in HR Solutions in the Netherlands.

On October 2, 2007, we fully completed the acquisition of German Team BS. Team BS is expected to generate revenue of € 55 million in 2007.

Taxes 2008

We estimate that our weighted average applicable tax rate will amount to approximately 28%-29% in 2008, compared to 30-31% in 2007. The reduction in the German corporate income tax rate (including trade tax) from approximately 40% to approximately 30% as of January 1, 2008 is one of the drivers behind this improvement. We expect the effective tax rate in 2008 to amount to 25-28%, compared to an estimated underlying effective rate of 26% in 2007.

Outlook Q4 2007

We expect continued growth in operating results. Revenue growth eased somewhat during the third quarter, but at a far more gradual pace than in Q2 2007. On the basis of current trends we expect diluted EPS before amortization of acquisition related intangibles and impairment goodwill to amount to at least € 0.97 versus a comparable figure of € 0.99 in Q4 2006. Our forecast includes an increase in the underlying effective tax rate to 26% in Q4 2007, compared to 18.5% in Q4 2006, while Q4 2006 gross profit also included a one-off benefit of approximately € 2 million.

In memoriam

On October 11, 2007, Cleem Farla passed away at age 61. Cleem held several key positions at the Randstad Group since 1973. He was appointed to the Executive Committee of Randstad Holding in 1990, became a member of the Executive Board in 2001 and was CEO in 2002-2003, until health reasons forced him to step down. He continued to be involved with Randstad as an advisor to the Executive Board and the Supervisory Board. His enormous energy in combination with his ability to build and motivate teams will be remembered

dearly. We have greatly appreciated Cleem's extensive knowledge of the staffing industry and are very thankful for his long and valuable contribution to our company.

Financial calendar

Analyst & Investor days	November 7/8, 2007
Publication fourth quarter and annual results 2007	February 14, 2008
Publication first quarter results 2008	April 23, 2008
Annual General Meeting of Shareholders	May 7, 2008
Publication second quarter results 2008	July 30, 2008

Analyst Conference Call

Today, at 11.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 707 55 07 and for participants from the UK +44 (20) 7806 1959. The confirmation code is: 2859014. You can listen to the analyst conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions of €	Three months ended September 30 2007	2006	change 2007/2006	Nine months ended September 30 2007	2006	change 2007/2006
Revenue	2,407.8	2,169.0	11%	6,763.9	5,959.5	13%
Cost of services	1,878.9	1,711.3	10%	5,280.1	4,712.4	12%
Gross profit	528.9	457.7	16%	1,483.8	1,247.1	19%
Selling expenses	260.2	225.4		765.9	669.5	
General and administrative expenses	117.5	100.2		338.7	293.6	
Total operating expenses	377.7	325.6	16%	1,104.6	963.1	15%
Operating profit	151.2	132.1	14%	379.2	284.0	34%
Dividend preferred shares	-1.8	-1.8		-5.4	-5.4	
Financial income and expenses	1.1	-0.9		4.5	-1.6	
Net finance costs	-0.7	-2.7		-0.9	-7.0	
Income before taxes	150.5	129.4		378.3	277.0	
Taxes on income	-52.7	-23.9		-111.9	-51.2	
Net income	97.8	105.5	-7%	266.4	225.8	18%
Earnings per share attributable to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- basic earnings per ordinary share	0.84	0.91		2.29	1.95	
- diluted earnings per ordinary share	0.84	0.91		2.28	1.94	
- diluted earnings per ordinary share before amortization acquisition related intangible assets and impairment goodwill	0.86	0.92		2.34	1.99	
Margins						
Gross margin	22.0%	21.1%		21.9%	20.9%	
EBITDA margin	7.0%	6.8%		6.3%	5.5%	
EBITA margin	6.4%	6.2%		5.8%	4.9%	
Operating margin	6.3%	6.1%		5.6%	4.8%	
Net margin	4.1%	4.9%		3.9%	3.8%	

Information by segment
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Three months ended September 30					
Revenue						
Mass-customized Europe and Asia	**1,582.9**	1,461.9	8%	11%		
Mass-customized North America	**182.5**	251.6	-27%	-3%		
In-house services Europe	**406.0**	269.8	50%	19%		
In-house services North America	**94.7**	64.5	47%	-7%		
Interim professionals, search & selection	**153.3**	129.5	18%	16%		
Eliminations	**-11.6**	-8.3				
Total revenue	**2,407.8**	2,169.0	11%	10%		
Gross profit						
Mass-customized Europe and Asia	**370.2**	325.2	14%	16%	**23.4%**	22.2%
Mass-customized North America	**36.9**	49.5	-25%	-9%	**20.2%**	19.7%
In-house services Europe	**58.5**	38.0	54%	19%	**14.4%**	14.1%
In-house services North America	**11.9**	7.6	57%	0%	**12.6%**	11.8%
Interim professionals, search & selection	**51.5**	37.5	37%	30%	**33.6%**	29.0%
Eliminations	**-0.1**	-0.1				
Total gross profit	**528.9**	457.7	16%	15%	**22.0%**	21.1%
EBITA **						
Mass-customized Europe and Asia	**119.7**	101.7	18%	25%	**7.6%**	7.0%
Mass-customized North America	**0.3**	8.5	-96%	-88%	**0.2%**	3.4%
In-house services Europe	**25.2**	16.1	57%	23%	**6.2%**	6.0%
In-house services North America	**4.2**	2.7	56%	10%	**4.4%**	4.2%
Interim professionals, search & selection	**14.1**	11.1	27%	17%	**9.2%**	8.6%
Corporate	**-8.5**	-5.4				
Total EBITA	**155.0**	134.7	15%	16%	**6.4%**	6.2%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.
** EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill.

Information by segment
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Nine months ended September 30					
Revenue						
Mass-customized Europe and Asia	**4,389.0**	3,962.4	11%	14%		
Mass-customized North America	**543.6**	775.1	-30%	-4%		
In-house services Europe	**1,099.0**	685.3	60%	24%		
In-house services North America	**307.1**	182.1	69%	-1%		
Interim professionals, search & selection	**453.1**	375.1	21%	19%		
Eliminations	**-27.9**	-20.5				
Total revenue	**6,763.9**	5,959.5	13%	13%		
Gross profit						
Mass-customized Europe and Asia	**1,029.8**	868.5	19%	21%	**23.5%**	21.9%
Mass-customized North America	**110.9**	151.8	-27%	-8%	**20.4%**	19.6%
In-house services Europe	**159.1**	97.3	64%	24%	**14.5%**	14.2%
In-house services North America	**38.1**	21.3	79%	5%	**12.4%**	11.7%
Interim professionals, search & selection	**146.8**	109.1	35%	28%	**32.4%**	29.1%
Eliminations	**-0.9**	-0.9				
Total gross profit	**1,483.8**	1,247.1	19%	19%	**21.9%**	20.9%
EBITA **						
Mass-customized Europe and Asia	**291.7**	213.1	37%	47%	**6.6%**	5.4%
Mass-customized North America	**2.6**	22.7	-89%	-80%	**0.5%**	2.9%
In-house services Europe	**63.3**	35.1	80%	34%	**5.8%**	5.1%
In-house services North America	**15.0**	6.5	131%	39%	**4.9%**	3.6%
Interim professionals, search & selection	**39.5**	32.8	20%	13%	**8.7%**	8.7%
Corporate	**-22.6**	-18.2				
Total EBITA	**389.5**	292.0	33%	35%	**5.8%**	4.9%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.
** EBITA: operating profit before amortization acquisition related intangible assets and impairment goodwill.

Information by geographical area
(unaudited)

In millions of €	Three months ended September 30					
	2007	2006	change 2007/2006	organic * growth	**margins 2007**	margins 2006
Revenue						
Netherlands	**829.6**	763.3	9%	8%		
Germany	**438.9**	373.9	17%	17%		
Belgium/Luxembourg	**289.4**	249.6	16%	16%		
France	**173.3**	141.4	23%	23%		
Spain	**134.9**	131.8	2%	7%		
United Kingdom	**68.2**	66.2	3%	3%		
Italy	**74.9**	61.0	23%	23%		
Other European countries	**83.4**	60.7	37%	12%		
North America	**277.2**	316.1	-12%	-4%		
Asia	**38.0**	5.0				
Total revenue	**2,407.8**	2,169.0	11%	10%		
Gross profit						
Netherlands	**221.4**	184.5	20%	17%	**26.7%**	24.2%
Germany	**107.2**	94.8	13%	13%	**24.4%**	25.4%
Belgium/Luxembourg	**54.4**	43.7	24%	24%	**18.8%**	17.5%
France	**25.7**	20.1	28%	27%	**14.8%**	14.2%
Spain	**24.3**	21.0	16%	20%	**18.0%**	15.9%
United Kingdom	**15.9**	14.1	13%	13%	**23.3%**	21.3%
Italy	**12.4**	10.0	24%	24%	**16.6%**	16.4%
Other European countries	**16.6**	11.5	44%	16%	**19.9%**	18.9%
North America	**48.8**	57.1	-15%	-7%	**17.6%**	18.1%
Asia	**2.2**	0.9				
Total gross profit	**528.9**	457.7	16%	15%	**22.0%**	21.1%

Information by geographical area
(unaudited)

In millions of €	Nine months ended September 30					
	2007	2006	change 2007/2006	organic * growth	**margins 2007**	margins 2006
Revenue						
Netherlands	**2,373.5**	2,116.0	12%	11%		
Germany	**1,189.7**	936.7	27%	27%		
Belgium/Luxembourg	**795.2**	669.1	19%	19%		
France	**476.4**	386.4	23%	23%		
Spain	**378.6**	364.1	4%	9%		
United Kingdom	**195.9**	179.7	9%	8%		
Italy	**226.0**	181.3	25%	25%		
Other European countries	**198.7**	159.1	25%	16%		
North America	**850.7**	957.2	-11%	-3%		
Asia	**79.2**	9.9				
Total revenue	**6,763.9**	5,959.5	13%	13%		
Gross profit						
Netherlands	**626.3**	503.0	25%	21%	**26.4%**	23.8%
Germany	**284.1**	232.6	22%	22%	**23.9%**	24.8%
Belgium/Luxembourg	**156.4**	123.9	26%	25%	**19.7%**	18.5%
France	**74.4**	55.3	35%	35%	**15.6%**	14.3%
Spain	**68.0**	58.4	16%	21%	**18.0%**	16.0%
United Kingdom	**44.8**	39.0	15%	13%	**22.9%**	21.7%
Italy	**37.6**	30.3	24%	24%	**16.6%**	16.7%
Other European countries	**38.2**	29.4	30%	19%	**19.2%**	18.5%
North America	**149.0**	173.1	-14%	-5%	**17.5%**	18.1%
Asia	**5.0**	2.1				
Total gross profit	**1,483.8**	1,247.1	19%	19%	**21.9%**	20.9%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.

Consolidated balance sheet
(unaudited)

In millions of €	**September 30, 2007**	September 30, 2006	December 31, 2006
Assets			
Property, plant and equipment	**131.5**	110.6	117.1
Intangible assets	**361.2**	252.8	324.2
Deferred income tax assets	**307.6**	350.0	329.0
Financial assets and associates	**9.4**	12.8	11.9
Non-current assets	**809.7**	726.2	782.2
Trade and other receivables	**1,603.7**	1,476.6	1,443.0
Income tax receivables	**9.9**	4.4	6.1
Cash and cash equivalents	**439.4**	384.9	346.5
Current assets	**2,053.0**	1,865.9	1,795.6
Total assets	**2,862.7**	2,592.1	2,577.8
Equity and liabilities			
Issued capital	**11.7**	11.6	11.6
Share premium	**431.6**	393.2	404.6
Reserves	**465.9**	255.6	374.1
Shareholders' equity	**909.2**	660.4	790.3
Minority interest	**0.8**	-	-
Group equity	**910.0**	660.4	790.3
Preferred shares	**165.8**	165.8	165.8
Borrowings	**-**	190.1	-
Deferred income tax liabilities	**286.6**	343.5	298.9
Provisions	**56.4**	40.4	49.4
Non-current liabilities	**508.8**	739.8	514.1
Trade and other payables	**1,149.3**	1,049.0	1,095.7
Income tax liabilities	**82.2**	45.3	48.4
Borrowings	**175.6**	60.8	96.2
Provisions	**36.8**	36.8	33.1
Current liabilities	**1,443.9**	1,191.9	1,273.4
Total equity and liabilities	**2,862.7**	2,592.1	2,577.8

Consolidated cash flow statement
(unaudited)

In millions of €	Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Net income	**97.8**	105.5	**266.4**	225.8
Taxes on income	**52.7**	23.9	**111.9**	51.2
Net finance costs	**0.7**	2.7	**0.9**	7.0
Operating profit	**151.2**	132.1	**379.2**	284.0
Depreciation property, plant and equipment	**9.9**	8.2	**28.2**	24.0
Amortization software	**3.2**	4.9	**8.9**	11.2
Amortization acquisition related intangible assets	**3.8**	2.6	**10.3**	8.0
Share-based payments	**3.4**	1.2	**8.3**	3.3
Provisions	**0.9**	2.9	**0.2**	-0.5
Income taxes paid	**-35.9**	-25.8	**-88.8**	-71.7
Cash flow from operations before operating working capital	**136.5**	126.1	**346.3**	258.3
Trade and other receivables	**-35.7**	-87.6	**-157.5**	-157.4
Trade and other payables	**80.9**	102.7	**52.0**	104.2
Operating working capital	**45.2**	15.1	**-105.5**	-53.2
Net cash flow from operating activities	**181.7**	141.2	**240.8**	205.1
Additions of property, plant and equipment	**-18.4**	-10.6	**-45.0**	-34.5
Additions of software	**-3.3**	-0.9	**-7.9**	-4.0
Acquisition of subsidiaries and associates	**-2.1**	-22.0	**-38.6**	-146.3
Financial receivables	**0.2**	-0.9	**0.2**	-1.1
Disposals of property, plant and equipment	**1.0**	0.5	**1.8**	1.5
Disposal of subsidiaries	**-**	-	**-**	1.0
Net cash flow from investing activities	**-22.6**	-33.9	**-89.5**	-183.4
Re-issue of purchased ordinary shares	**-**	-	**0.6**	1.0
Issue of ordinary shares	**0.0**	0.1	**7.8**	1.4
Proceeds from / (repayments of) non-current borrowings	**-**	-0.1	**-**	59.6
Financing	**-**	-	**8.4**	62.0
Financial income and expenses received / (paid)	**2.0**	-0.3	**6.8**	0.1
Dividend paid on ordinary shares	**-**	-	**-145.3**	-90.7
Dividend paid on preferred shares B	**-**	-	**-7.2**	-8.4
Reimbursement to financiers	**2.0**	-0.3	**-145.7**	-99.0
Net cash flow from financing activities	**2.0**	-0.3	**-137.3**	-37.0
Net increase / (decrease) in cash, cash equivalents and current borrowings	**161.1**	107.0	**14.0**	-15.3
Cash, cash equivalents and current borrowings at begin of period	**103.2**	216.4	**250.3**	336.5
Net increase / (decrease) in cash, cash equivalents and current borrowings	**161.1**	107.0	**14.0**	-15.3
Translation gains / (losses)	**-0.5**	0.7	**-0.5**	2.9
Cash, cash equivalents and current borrowings at end of period	**263.8**	324.1	**263.8**	324.1
Free cash flow	**161.2**	129.3	**189.9**	167.0

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions of €	2007	2006
Value at July 1	**822.2**	551.3
Net income for the period	**97.8**	105.5
Translation differences	**-14.2**	2.3
Total recognized income	**83.6**	107.8
Share-based payments	**3.4**	1.2
Issue of ordinary shares	**0.0**	0.1
Value at September 30	**909.2**	660.4

In millions of €	2007	2006
Value at January 1	**790.3**	536.2
Movements in the period:		
Net income for the period	**266.4**	225.8
Translation differences	**-18.9**	-16.6
Total recognized income	**247.5**	209.2
Dividend paid on ordinary shares	**-145.3**	-90.7
Share-based payments	**8.3**	3.3
Re-issue of purchased ordinary shares	**0.6**	1.0
Issue of ordinary shares	**7.8**	1.4
Value at September 30	**909.2**	660.4

Core data
(unaudited)
In millions of €

Balance sheet	September 30, 2007	September 30, 2006
Operating working capital *	**459.8**	433.0
Borrowings (excluding preferred shares)	**175.6**	250.9
Net cash / (net debt) (excluding preferred shares)	**263.8**	134.0

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Personnel expenses	**254.0**	221.1	**753.2**	657.3
Other operating expenses	**119.9**	101.9	**341.1**	297.8
Operating expenses	**373.9**	323.0	**1,094.3**	955.1
Amortization acquisition related intangible assets and impairment goodwill	**3.8**	2.6	**10.3**	8.0
Total operating expenses	**377.7**	325.6	**1,104.6**	963.1
Depreciation and amortization software				
Depreciation property, plant and equipment	**9.9**	8.2	**28.2**	24.0
Amortization software	**3.2**	4.9	**8.9**	11.2
Total depreciation and amortization software	**13.1**	13.1	**37.1**	35.2
EPS calculation				
Net income for ordinary shareholders	**97.8**	105.5	**266.4**	225.8
Amortization acquisition related intangible assets and impairment goodwill (after taxes)	**2.6**	1.8	**7.0**	5.3
Net income before amortization acquisition related intangible assets and impairment goodwill	**100.4**	107.3	**273.4**	231.1
Basic EPS (in €)	**0.84**	0.91	**2.29**	1.95
Diluted EPS (in €)	**0.84**	0.91	**2.28**	1.94
Diluted EPS before amortization acquisition related intangible assets and impairment goodwill (in €)	**0.86**	0.92	**2.34**	1.99
Average number of ordinary shares outstanding (mln)	**116.6**	115.8	**116.3**	115.7
Average number of diluted ordinary shares outstanding (mln)	**116.9**	116.4	**116.7**	116.4

Notes to the consolidated interim financial statements

Reporting entity

Randstad Holding nv is a public limited liability company incorporated and domiciled in the Netherlands and listed on Euronext Amsterdam.

The consolidated interim financial statements of Randstad Holding nv as at and for the three and nine months' period ended September 30, 2007 include the company and its Group companies (together called the 'Group').

Significant accounting policies
These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (hereafter: IFRS).
The accounting polices applied by the Group in these consolidated interim financial statements are unchanged compared to those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2006.

Basis of presentation
These consolidated interim financial statements are condensed and prepared in accordance with (IFRS) IAS 34 'Interim Financial Reporting'; they do not include all of the information required for full (annual) financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2006.

The consolidated financial statements of the Group as at and for the year ended December 31, 2006 are available upon request at the Company's office or at www.ir.randstad.com.

Estimates
The preparation of consolidated interim financial statements, requires the Group to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
In preparing these consolidated interim financial statements, the significant judgments, estimates and assumptions, were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2006.

Seasonality
The Group's activities are impacted by seasonal patterns. The volume of transactions throughout the year fluctuates per quarter, dependent upon demand as well as variations in items such as the number of working days, public holidays and holiday periods. Historically, the Group usually generates its strongest revenue and profits in the second half of the year.
Historically, in the second quarter free cash flow is usually negative due to the timing of the payments of holiday allowances and dividend; free cash flow tends to be the strongest in the second half of the year.

Effective tax rate/income tax expense
The effective tax rate in Q3 2007 and the nine months' period ended September 30, 2007, is influenced by a non-recurring charge of approximately € 14 million, related to effects from tax rate changes on the deferred tax assets in Germany; this resulted in an effective tax rate of 35% in Q3 and of 29.6% in the nine months' period ended September 30, while on an annual basis the effective tax rate is estimated to be around 29%. Excluding this charge, the effective tax rate is 26% and based upon the estimated effective tax rate for the whole year 2007. The increase in comparison to 18.5% in 2006, is mainly caused by an expected lower release of the allowance for deferred tax assets USA and a relatively lower effect from tax-exempt income.

Acquisitions of Group companies
The total cash out for acquisitions year to date September 30, 2007 is € 38.6 million (Q3: € 2.1 million), including € 4.2 million (Q3: € 1.8 million) for acquired companies in preceding years.

During the first and second quarter, the Group acquired as per April 2, 2007 a further 23% in Talent Shanghai, China, resulting in a 70% interest; this company is consolidated as from that date. The Group furthermore acquired as per June 26, 2007 100% of the shares of Job One SA, a Swiss based general staffing company (for which company earn-out arrangements exist) and 100% of the shares of Thremen bv as per March 29, 2007 and of a small Belgium based company at the beginning of the year.

The assets and liabilities arising from acquisitions as per September 30, 2007, as well as the breakdown of the total amount of goodwill are (all based upon preliminary figures and therefore subject to change):

In millions of €	carrying amount September 30, 2007	fair value September 30, 2007	fair value, June 30, 2007
Tangible fixed assets	0.3	0.3	0.3
Acquisition related intangible assets	-	14.7	14.8
Working capital (including 0.2 for purchased minority interest)	2.9	2.9	3.0
Deferred taxes	0.1	-3.2	-3.3
Provisions	0.0	-0.9	-0.8
Net assets acquired (100%)	3.3	13.8	14.0
Deduction for acquisition of 23% of the shares of one of the acquired companies		-1.6	-1.6
Subtotal		12.2	12.4
Goodwill		28.3	29.9
Total consideration		**40.5**	**42.3**
Deferred compensations		-2.9	-3.2
Consideration paid		**37.6**	**39.1**
Net (cash) / debt of subsidiaries acquired		-3.2	-5.0
Consideration paid, adjusted for net (cash) / debt		34.4	34.1
Consideration paid for acquisitions in preceding years		4.2	2.4
Acquisition of subsidiaries		**38.6**	**36.5**

Goodwill is mainly attributable to the synergies expected to arise after the Group's acquisition of these companies and to the workforce of the acquired businesses. The expected costs for all acquisitions are (to be) paid in cash.

The contribution of the acquired businesses to Group's revenue and operating profit for the nine months' period ended September 30, 2007 is € 81 million and € 0,6 million, respectively. *If these acquisitions had occurred on January 1, 2007, Group revenue and* operating profit would have been higher by approximately € 134 million and € 2 million respectively.

Shareholders' equity

The issued number of ordinary shares increased as follows:

Number of issued shares as at December 31, 2006	116,096,328
Issue from share based payments arrangements	480,564
Number of issued shares as at September 30, 2007	116,576,892

During the nine months' period ended September 30, 2007 the company also re-issued 36,000 purchased ordinary shares.

Post balance sheet events

As per October 2, 2007, the Group completed the acquisition of 100% of the shares of the German based staffing company Team BS, with estimated annual revenue of € 55 million. Also early October the Group completed the contract with Philips - including the acquisition of a small related company -, which ensures that Philips will outsource its Dutch payroll administration and payroll processing activities to Randstad.

These two activities will increase goodwill and acquisition related intangible assets with an estimated amount in the range of € 70 to € 75 million.

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randstad holding

RECEIVED
2008 MAR 27 A 8:45
FICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Updated capital structure and dividend policy

Randstad Holding is currently hosting a two-day analyst & investor conference at the head office in Diemen. Today, CFO Robert-Jan van de Kraats will elaborate on Randstad's capital structure and dividend policy.

Capital structure
Randstad maintains its long term and conservative view on its balance sheet. We target a leverage ratio (net debt/EBITDA) of between 0x and 2x. Prolonged net cash positions (held over 1 year) will in the future be paid back to shareholders, preferably through share buy backs. We will not start a buy back program at this moment. We propose to request authorization at the next AGM (May 7, 2008) for the Executive Board to have the company acquire its own shares, for a maximum of 10% of the total number of issued ordinary shares. The authorization is limited to a maximum of 18 months and the aim is to renew the authorization each year. We intend to create long-term flexibility. We maintain a clear preference to use the cash to grow our business organically and through acquisitions. The level of an eventual buy back depends on the anticipated net cash level in May 2008.

Dividend policy
Randstad also proposes to change the dividend policy, to be discussed at the next AGM. Instead of the current constant 40% pay out, we will strive for a more stable absolute dividend level through the cycle. We aim to achieve this with a minimum pay out of 30% (good years) and a maximum pay out of 60% (bad years). The updated dividend policy is designed to create more stability in the dividend. The updated policy is also more in line with cash flow trends, which usually are more stable than earnings. The immediate impact will be that the absolute dividend level will not or hardly increase on the short term, but that volatility will be far lower if and when adverse market circumstances occur. The dividend over 2007 is expected to amount to approximately € 1.25 per ordinary share.

Analyst & investor conference
Yesterday, the participants were presented with an overview of our Dutch operations through presentations of Randstad the Netherlands and Tempo-Team and a site visit to the Amsterdam branch of Yacht. In addition a large client provided its view on our business. No new material strategic or financial details were disclosed.

This morning, CEO Ben Noteboom will give an update on the continued progress towards meeting Randstad's strategic targets, further productivity improvements, and how our defined growth drivers enable us to continue to grow faster than the markets we are active in. Today's program further includes presentations on Randstad's North American and German operations, our ICT strategy and our approach to stimulate profitability of international accounts.

Guidance for Q4 2007 has not changed. We expect continued growth in operating results. On the basis of current trends we expect diluted EPS before amortization of acquisition related intangibles and impairment goodwill to amount to at least € 0.97.

Analyst webcast and conference call
Today, at 9.30 CET, you can listen to the presentations of Ben Noteboom and Robert-Jan van de Kraats at the analyst conference through real time audio webcast at http://www.ir.randstad.com/presentations.cfm. The dial-in number for the conference call (listen only) is: +31 (0)20 713 3420, for the UK: +44 (0)20 7138 0823. The confirmation code is: 2451306. A replay of the presentation and the Q & A will also be available on our website as of today 14.00 hrs CET.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com

randstad holding

RECEIVED
2008 MAR 27 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Updated capital structure and dividend policy

Randstad Holding is currently hosting a two-day analyst & investor conference at the head office in Diemen. Today, CFO Robert-Jan van de Kraats will elaborate on Randstad's capital structure and dividend policy.

Capital structure
Randstad maintains its long term and conservative view on its balance sheet. We target a leverage ratio (net debt/EBITDA) of between 0x and 2x. Prolonged net cash positions (held over 1 year) will in the future be paid back to shareholders, preferably through share buy backs. We will not start a buy back program at this moment. We propose to request authorization at the next AGM (May 7, 2008) for the Executive Board to have the company acquire its own shares, for a maximum of 10% of the total number of issued ordinary shares. The authorization is limited to a maximum of 18 months and the aim is to renew the authorization each year. We intend to create long-term flexibility. We maintain a clear preference to use the cash to grow our business organically and through acquisitions. The level of an eventual buy back depends on the anticipated net cash level in May 2008.

Dividend policy
Randstad also proposes to change the dividend policy, to be discussed at the next AGM. Instead of the current constant 40% pay out, we will strive for a more stable absolute dividend level through the cycle. We aim to achieve this with a minimum pay out of 30% (good years) and a maximum pay out of 60% (bad years). The updated dividend policy is designed to create more stability in the dividend. The updated policy is also more in line with cash flow trends, which usually are more stable than earnings. The immediate impact will be that the absolute dividend level will not or hardly increase on the short term, but that volatility will be far lower if and when adverse market circumstances occur. The dividend over 2007 is expected to amount to approximately € 1.25 per ordinary share.

Analyst & investor conference
Yesterday, the participants were presented with an overview of our Dutch operations through presentations of Randstad the Netherlands and Tempo-Team and a site visit to the Amsterdam branch of Yacht. In addition a large client provided its view on our business. No new material strategic or financial details were disclosed.

This morning, CEO Ben Noteboom will give an update on the continued progress towards meeting Randstad's strategic targets, further productivity improvements, and how our defined growth drivers enable us to continue to grow faster than the markets we are active in. Today's program further includes presentations on Randstad's North American and German operations, our ICT strategy and our approach to stimulate profitability of international accounts.

Guidance for Q4 2007 has not changed. We expect continued growth in operating results. On the basis of current trends we expect diluted EPS before amortization of acquisition related intangibles and impairment goodwill to amount to at least € 0.97.

Analyst webcast and conference call
Today, at 9.30 CET, you can listen to the presentations of Ben Noteboom and Robert-Jan van de Kraats at the analyst conference through real time audio webcast at http://www.ir.randstad.com/presentations.cfm. The dial-in number for the conference call (listen only) is: +31 (0)20 713 3420, for the UK: +44 (0)20 7138 0823. The confirmation code is: 2451306. A replay of the presentation and the Q & A will also be available on our website as of today 14.00 hrs CET.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com

ir randstad holding

For more information, please contact:
Machteld Merens/Bart Gianotten
Telephone: + 31 20 569 5623

Randstad Holding in preliminary discussions with Vedior

Randstad Holding nv has noted the announcement by Vedior earlier today. Randstad confirms that it is in preliminary discussions with Vedior, which, if successfully concluded, could lead to a combination of Vedior and Randstad. There is no guarantee that these discussions will lead to an offer being made for Vedior. If and when an offer is made it will include a significant equity component. Randstad and Vedior will provide further details if and when required.

This statement is an announcement as referred to in Section 5:59 paragraph 1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). This announcement does not constitute a legal offer, contract or agreement or create any legally valid or binding obligation for Randstad.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com

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ↄr randstad holding

Randstad and Vedior to create an HR services industry leader

Randstad Holding nv ("Randstad") and Vedior N.V. ("Vedior") announce that they have reached conditional agreement to combine Randstad and Vedior to create the second largest HR services company worldwide. The combination will be achieved by means of a public offer for all of the outstanding share capital of Vedior in a mixed cash and share exchange offer, comprising € 9.50 in cash and 0.32759 Randstad shares for each Vedior share (the "Offer"). Based on Randstad's closing share price on 29 November 2007 of € 32.62, the day prior to Randstad and Vedior confirming that they were in discussions regarding a possible combination, the Offer values Vedior at € 20.19 per share implying a 64.1% premium to the closing share price as of 29 November 2007 and a premium of 51.8% to the volume weighted average share price over the month ended 29 November 2007. The share component of the Offer provides Vedior shareholders with the opportunity to benefit from the significant upside potential arising from the combination.

The proposed transaction will create:

- The second largest HR services company worldwide, with combined revenues of € 17.3 billion and EBITA of € 883 million (LTM[1])
- An industry champion with leading positions in key markets across the world:
  - Number 1 positions in Germany, The Netherlands, Belgium, Portugal, Poland, Canada and India
  - Number 2 position in Spain
  - Number 3 positions in France, Switzerland and Australia
- A global leader in the professionals segment, with € 3.6 billion of revenues (LTM) and offering a broader range of services than any competitor
- Enhanced platform for growth from increased exposure to attractive growth markets with low staffing penetration rates such as India, Japan, Eastern/Central Europe and South America
- A truly diversified geographic mix with no single country contributing more than 23% of revenue and a balanced business mix (21% professionals, 11% inhouse, 66% mass-customized or traditional staffing and 2% HR solutions)
- Significant realizable and tangible synergies
  - € 100 million of annual pre-tax run rate cost synergies and tax synergies
- Significant additional upside potential from cross-selling opportunities and sharing of best practices

The HR services industry is relatively immature and is an attractive growth market with a number of key trends likely to contribute to positive future market evolution. The professionals segment demonstrates the highest growth rate, given the continued trend of outsourcing of white-collar jobs. At the same time there are still significant opportunities in the traditional (light industrial/clerical) markets, especially as new markets continue to deregulate and emerging markets gain in relative importance.

On the clients' side, the large account segment is globalizing and seeking a broader range of services to be offered by a smaller number of vendors. Demographic trends and skill shortages are the main future challenges for our clients.

The combination of Randstad and Vedior will have the scale and scope to capitalize on these trends. The combination will be an industry leader in the professionals segment with the broadest service portfolio. Both have highly regarded leading service offerings in the traditional or mass-customized segment in many countries, serving both large accounts and the SME sector. With inhouse services, the combination will have a unique service offering for large industrial and logistics clients. From a geographic perspective, the combination will have leading positions in most of the key staffing markets with additional growth potential from emerging staffing markets. By leveraging our respective and complementary strengths we will be even better able to service both our clients and candidates. We aim to play an active role in shaping the world of work.

The Supervisory Board and the Management Board of Vedior unanimously support the Offer and believe the Offer is in the best interests of Vedior and its stakeholders (including shareholders), and unanimously recommend that Vedior shareholders tender their shares into the Offer, when made.

The Supervisory Board and the Executive Board of Randstad unanimously support the Offer and unanimously recommend that its shareholders approve the transaction and the issuance of new shares at its EGM, which is expected to be convened in February 2008. Randstad's largest shareholder, Mr. Goldschmeding, who directly and indirectly controls 46.5% of the voting capital of Randstad, has undertaken to vote in favor of such resolutions.

Ben Noteboom, chief executive officer of Randstad: "The combination of Randstad and Vedior represents a unique opportunity to create an industry champion of global size and scale. In this way, we will be able to provide a very complete range of service solutions to our clients and candidates around the globe. In doing so, we will also deliver enhanced returns to our shareholders. It is a tribute to the knowledge and dedication of our people in both companies that we are now able to make this major step. Because of the hard work of their employees, both companies have been already very successful in the past, and this deal makes the future prospects for our clients, shareholders and employees even better."

Tex Gunning, chief executive officer of Vedior: "For Vedior and Randstad this is a historic opportunity to become a global industry leader. Our customers will benefit hugely from having access to a true global powerhouse which will help them deal with the growing challenge of skill shortages. For our employees the new combination has tremendous career opportunities. The professionals businesses of Vedior will be able to accelerate their global growth strategy, and our generalist staffing companies will benefit from the scale and expertise within the combination. This transaction provides our shareholders with a very attractive offer and at the same time an opportunity to participate in the future value creation of an industry leader."

Highlights of the Offer

Randstad intends to acquire all the outstanding shares of Vedior through a mixed cash and share exchange offer for Vedior shares consisting of 0.32759 Randstad shares and € 9.50 in cash per Vedior share.
Based on Randstad's closing share price on 29 November 2007 of € 32.62, the Offer values each Vedior share at € 20.19 which equals a total equity consideration of € 3.51 billion, representing:

- a 64.1% premium over the Vedior closing share price of € 12.30 as of 29 November 2007
- a 51.8% premium over the Vedior volume weighted average share price of € 13.30 for the month ended 29 November 2007
- an implied P/E multiple of 16.1x and EV/EBITA multiple of 11.9x for the last 12 months to 30 September 2007
- a 33% ownership in the combination for Vedior shareholders
- the ability for Vedior shareholders to participate in future upside of the combination

The Offer is cum dividend with respect to any dividend declared and payable for the financial year 2007 of both Randstad and Vedior. The cash element of the Offer would be adjusted for any dividends paid by either company with respect to the 2007 financial year.

Significant value creation opportunity

The combination is well positioned to capture the significant growth opportunities available in the market through its leadership positions in key markets and to deliver substantial benefits from sharing best practices and processes.

The combined group is expected to generate € 80 million of annual run rate pre-tax synergies primarily from headquarter savings, branch optimization and efficiency improvements. It is expected that 75% of the synergies will be achieved within the first 18 months after completion. Integration costs to capture these synergies are estimated to amount to € 60 million. In addition, € 20 million of annual tax savings are expected.

In addition to the cost savings identified above, the combination expects to generate additional synergy upside through sharing of best practices, introduction of proven concepts into the respective client bases (such as inhouse and professionals) and procedures across each other's footprint, and increased scale and scope which allows the combination to be more competitive in international tenders.

The transaction is expected to be immediately accretive to Randstad's earnings per share, excluding one-off charges and acquisition related amortization.

The transaction is expected to achieve attractive returns. ROIC is expected to surpass Randstad's WACC (9%) as of 2010.

Financing of the Offer

The cash consideration of the Offer is € 1.7 billion, assuming 100% acceptances. Randstad intends to refinance all Vedior's short and long term debt as well as Randstad's short term debt. As part of the transaction, Randstad plans to refinance its preference shares for a total consideration of € 165.8 million. Randstad has secured fully committed debt financing from ABN AMRO Bank N.V. and ING Bank N.V.

The transaction provides Randstad with the opportunity to optimize its balance sheet efficiency. In total, the pro forma indebtedness of the

combination on closing of the transaction will be € 2.6 billion. Randstad intends to maintain a financial position commensurate with an investment grade rating. Within 12 months after settlement Randstad expects the leverage ratio (Net Debt / EBITDA) to be below Randstad's stated financing policy of a maximum of 2.0x.

Board composition and governance

Randstad's current Chairman (Fritz Fröhlich) will become Chairman of the Supervisory Board of the combined group. Randstad's current CEO (Ben Noteboom) will continue as CEO and Chairman of the Executive Board of the combined company. Randstad's current CFO (Robert-Jan van de Kraats) will continue as CFO and Vice-Chairman of the Executive Board of the combined company. The combined group's Executive Board will consist of Randstad's current Executive Board strengthened with two members of the management board of Vedior. The Supervisory Board of the combined group will consist of Randstad's current Supervisory Board plus two or three members from Vedior's Supervisory Board. The integration of the two companies is planned to start immediately after completion of the transaction. The integration team will be led by Vedior's current CEO (Tex Gunning).

No forced lay-offs will be made as a result of the transaction.

Offer conditions

The Offer is expected to commence on fulfillment or waiver of the following conditions: (i) no material adverse change relating to Vedior, (ii) no competing offer being made (iii) no governmental, regulatory or court order restraining or prohibiting the proposed transaction, (iv) no suspension of trading, (v) agreement on and AFM approval of the Offer Memorandum, (vi) no material breach of the merger agreement and (vii) confirmation of resignation of certain members of the Vedior Boards effective per settlement.

Once commenced, the Offer will be declared unconditional upon satisfaction or waiver of the following conditions precedent: (i) a minimum acceptance of 66.67% of the fully diluted share capital of Vedior, (ii) no material adverse change relating to Vedior, (iii) no competing offer being announced, made or increased, (iv) no revocation of recommendation of the Vedior Boards, (v) no material breach of the merger agreement, (vi) no governmental, regulatory or court order restraining or prohibiting the proposed transaction, (vii) Randstad shareholders approving the transaction and the issuance of new Randstad shares, (viii) relevant antitrust clearances for the Offer and (ix) no suspension of trading.

Process and indicative timetable

Randstad and Vedior will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible in order to launch the Offer.

The Offer Memorandum is expected to be published and the Offer is expected to commence in early 2008. Closing is expected to occur in March or April 2008. Before completion, Randstad will hold an EGM to ask its shareholders to approve both the transaction and the issuance of new Randstad shares. Randstad's largest shareholder, Mr. Goldschmeding, supports this transaction. Similarly, Vedior will hold an informative EGM before completion to discuss the Offer with its shareholders.

Once the Offer is declared unconditional, it is intended that Vedior's shares will be delisted from Euronext Amsterdam. Furthermore, subject to the necessary thresholds being reached, Randstad expects to effect a legal merger or to take such other steps to delist Vedior shares and/or acquire shares not otherwise acquired by it.

Advisers

ABN AMRO Bank N.V. and Goldman Sachs International are acting as financial advisers to Randstad and Allen & Overy LLP is acting as legal adviser to Randstad. ING Corporate Finance and Merrill Lynch International are acting as financial advisers to Vedior and NautaDutilh N.V. is acting as legal adviser to Vedior.

Analyst / Investor conference call

Conference call

Today, at 09.30 CET/08.30 GMT, Randstad Holding will host a conference call for analysts. The dial in number is +31 (0)20 707 55 07 and for participants from the UK +44 (20) 7806 1959. The confirmation code is: 642 0169. You can listen to the analyst conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 12.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm and http://www.vedior.com/.

Press conference

Today, at 12.00 CET/11.00 GMT, there will be a press conference at the Hilton Hotel in Amsterdam, Apollolaan 138. The dial in number to listen to the press conference is: +31 (0)20 707 55 01, and for participants from the UK +44 (0)20 7806 1962. The

confirmation code is: 7463784

Further information

The information in this press release is not intended to be complete and for further information explicit reference is made to the Offer Memorandum, which is expected to be published in early 2008. The Offer Memorandum will contain details of the Offer. The Vedior shareholders are advised to review the Offer Memorandum in detail and to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the content of the Offer Memorandum and the Offer itself.

Enquiries

Randstad
Investor relations
Bart Gianotten: +31 (0)20 569 59 40

Media
Machteld Merens: +31 (0)20 569 17 32

Vedior
Analysts, investors and media
Tex Gunning, Chief Executive Officer
Frits Vervoort, Chief Financial Officer
Jelle Miedema, Company Secretary

Tel: +31 (0) 20 573 5609

Randstad Profile

Randstad is the third largest staffing company in the world by revenues. The company offers a wide range of services that covers almost every aspect of HR services, from staffing, which includes finding temporary personnel (flexworkers and interim professionals) and permanent employees for clients, to the provision of a whole range of specialist services, such as HR consultancy and the management of HR processes. Randstad has close to 17,204 employees and 2,816 branches and in-house locations in 20 countries around the world, primarily in Europe and North America. Randstad generated € 9.0 billion (LTM) in revenues and € 534 million (LTM) in EBITA. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands.

Vedior Profile

Vedior is the fourth largest recruitment company in the world by revenues. Vedior is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. The company has a global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa. Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training. Vedior has a leading market position in the provision of professionals/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. Vedior has a more diverse portfolio of recruitment services than any other recruitment company. Vedior has 16,414 employees and 2,550 branches in 50 countries around the world. Vedior(1) generated € 8.3 billion (LTM) in revenues and € 349 million (LTM) in EBITA. Vedior is headquartered in Amsterdam, the Netherlands.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute an extension into the United States of America, Japan, Australia or Canada of the intended offer mentioned in this press release. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.

(1) Vedior excludes non-recurring items

---

[1] Last Twelve Months up to 30 September 2007

randstad holding

Randstad Holding nv acquires stake in Vedior

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.

Randstad Holding nv ("Randstad") announces that Randstad has acquired a shareholding in Vedior N.V. ("Vedior") of 10.23% of the issued and outstanding ordinary shares in Vedior ("Ordinary Shares") through market purchases of a total of 17,800,000 Ordinary Shares on Monday 3 December and Tuesday 4 December 2007.

Randstad profile Randstad is the third largest staffing company in the world by revenues. The company offers a wide range of services that covers almost every aspect of HR services, from staffing, which includes finding temporary personnel (flexworkers and interim professionals) and permanent employees for clients, to the provision of a whole range of specialist services, such as HR consultancy and the management of HR processes. Randstad has close to 17,204 employees and 2,816 branches and in-house locations in 20 countries around the world, primarily in Europe and North America. Randstad generated € 9.0 billion (LTM) in revenues and € 534 million (LTM) in EBITA. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands.

randstad holding

Randstad increases its stake in Vedior to 15%

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute an extension into the United States of America, Japan, Australia or Canada of the intended offer mentioned in this press release. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.

Randstad Holding nv ("Randstad") announces it has increased its shareholding in Vedior N.V. ("Vedior") to 15.03% of the issued and outstanding ordinary shares in Vedior ("Vedior shares"). Since December 3, 2007, Randstad has acquired a total of 26,149,000 Vedior shares through open market purchases, which have been financed from available cash and existing credit facilities.

As the intended mixed cash and share offer of € 9.50 cash and 0.32759 Randstad shares per Vedior share is not applicable to the recently acquired Vedior shares, it is now anticipated that, subject to the intended offer being declared unconditional, the total number of new Randstad shares to be issued to Vedior shareholders in connection with the intended acquisition of Vedior will be lower than communicated on December 3, 2007.

Randstad confirms it expects the leverage ratio (Net Debt/EBITDA) of the combined group to be below 2.0, in line with our financing policy, within 12 months after completion of the transaction.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com

ᒣr randstad holding

Good progress on the preparations for the public offer for Vedior

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute an extension into the United States of America, Japan, Australia or Canada of the intended offer mentioned in this press release. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.

Amsterdam, December 28, 2007

Randstad and Vedior announce that preparations for the recommended public offer for all of the outstanding share capital of Vedior, including preparations with regards to the Offer Memorandum and the necessary regulatory and competition approvals, are well under way. As communicated on December 3, 2007 the intended offer is a mixed cash and share exchange offer, comprising € 9.50 in cash and 0.32759 Randstad shares for each Vedior share. The executive boards and senior management of both companies are working side by side to ensure the process will run as smoothly as possible. Randstad and Vedior expect to submit the offer memorandum to the Authority Financial Markets in the Netherlands within the statutory time frame, i.e. before February 25, 2008.

Randstad currently holds 15.03% of the issued and outstanding ordinary shares in the share capital of Vedior, which it has acquired after the initial announcement of the intended offer on December 3, 2007.

Indicative timetable*
March 2008: launch of the offer, publication offer memorandum, commencement of acceptance period
March-April 2008: Extraordinary Meeting of Shareholders of both Randstad and Vedior March-April 2008: anticipated closing of the initial acceptance period

* Depending on the approval of the various authorities. The planning has been updated to include audited FY 2007 figures in the Offer Memorandum.

This announcement is being made pursuant to section 7 (1) of the Dutch Public Offers Decree (Besluit openbare biedingen Wft).

Enquiries

Randstad
Bart Gianotten, investor relations
Machteld Merens, media relations
Phone: +31 (0)20 569 56 23

Vedior
Analysts, investors and media
Tex Gunning, Chief Executive Officer
Frits Vervoort, Chief Financial Officer
Jelle Miedema, Company Secretary
Phone: +31 (0)20 573 5609

Randstad Profile
Randstad is the third largest staffing company in the world by revenues. The company offers a wide range of services that covers almost every aspect of HR services, from staffing, which includes finding temporary personnel (flexworkers and interim professionals) and permanent employees for clients, to the provision of a whole range of specialist services, such as HR consultancy and the management of HR processes. Randstad has close to 17,204 employees and 2,816 branches and in-house locations in 20 countries around the world, primarily in Europe and North America. Randstad generated € 9.0 billion (LTM) in revenues and € 534 million (LTM) in EBITA. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands.

Vedior Profile
Vedior is the fourth largest recruitment company in the world by revenues. Vedior is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. The company has a global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa. Vedior offers temporary and permanent

recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training. Vedior has a leading market position in the provision of professionals/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. Vedior has a more diverse portfolio of recruitment services than any other recruitment company. Vedior has 16,414 employees and 2,550 branches in 50 countries around the world. Vedior(1) generated € 8.3 billion (LTM) in revenues and € 349 million (LTM) in EBITA. Vedior is headquartered in Amsterdam, the Netherlands.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute an extension into the United States of America, Japan, Australia or Canada of the intended offer mentioned in this press release. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities. (1) Vedior excludes non-recurring items

ɿr randstad holding

Preparations public offer Vedior well on track

In December 2007, Randstad and Vedior publicly announced the intention of Randstad to make a public offer for all of the share capital of Vedior N.V., in a mixed cash and share offer, of € 9.50 plus 0.32759 share Randstad Holding nv per share Vedior N.V. for a total equity consideration at the day of announcement of € 3.5 billion. Randstad and Vedior hereby further elaborate on the progress of the preparations for this offer:

- Randstad and Vedior are well on track in preparing to combine their activities and working towards becoming the no. 2 in the global HR services industry. For Vedior this combination helps to address the challenges identified in the strategic review as communicated late 2007. For Randstad this landmark transaction fits all strategic criteria and defined growth drivers. The combination will have a unique geographic spread, leading positions in major markets, and a truly diversified business mix with leading positions in the inhouse and professionals segments. Management of both companies is working side by side to ensure the preparations run as smoothly as possible.

- In January and February 2008, pre-notification documents have been shared and discussed with the European Commission by delegates from both companies. Following these pre-notification discussions, the official filing will be submitted to the European Commission before the end of next week.

- Randstad and Vedior have made good progress in drafting the offer memorandum and expect to submit the offer memorandum to the Authority Financial Markets in the Netherlands for review next week. This is within the statutory time frame. The offer memorandum will include audited FY 2007 figures. Publication of the offer memorandum and launch of the offer are expected in March 2008.

- The Extraordinary General Meetings of Shareholders of Randstad and Vedior are expected late March/early April depending on approval of the European Commission. Public announcements will be made as soon as possible via the regular channels (newspapers and website).

- As announced on 3 December 2007, Randstad has secured fully committed debt financing from book runners ABN AMRO Bank N.V. and ING Bank N.V. Since that date, the book runners have made good progress on syndicating the € 2.5 billion credit facility.

- Randstad and Vedior have set up an integration team to prepare for joint activities in the various countries once the transaction has been finalized. This team reports to the CEOs of both companies, Ben Noteboom (CEO and chairman executive board Randstad) and Tex Gunning (CEO and chairman Board of Management Vedior).

- On 3 December 2007, Randstad announced its intention to refinance its preferred shares type-B for a total consideration of € 165.8 million. It is now expected that the preferred shares will not be redeemed but restructured. It is planned that, in line with the recommendations of the Dutch Corporate Governance Code, the number of voting rights attached to the preferred shares will be aligned with the historical capital contribution. The total number of votes on the preferred shares will be reduced from 25.2 million to 3.6 million. The fixed dividend term of 4.32% until 2012 will not be reset, but actual payment of the preferred dividend payments on the preferred shares will be at the discretion of management. After approval by the shareholders' meeting of the Company of the latter change in the Articles of Association, the preferred shares will be classified as equity.

Enquiries

Randstad Bart Gianotten, investor relations Machteld Merens, media relations Phone: +31 (0)20 569 56 23

Vedior Analysts, investors and media Tex Gunning, Chief Executive Officer Frits Vervoort, Chief Financial Officer Jelle Miedema, Company Secretary Phone: +31 (0)20 573 56 09

Randstad Profile Randstad is the third largest staffing company in the world by revenues. The company offers a wide range of services that covers almost every aspect of HR services, from staffing, which includes finding temporary personnel (flexworkers and interim professionals) and permanent employees for clients, to the provision of a whole range of specialist services, such as HR consultancy and the management of HR processes. Randstad has close to 17,570 employees and 2,886 branches and inhouse locations in 20 countries around the world, primarily in Europe and North America. Randstad generated € 9.2 billion in revenues and € 554 million in EBITA in 2007. Randstad was founded in 1960 and is headquartered in Diemen, the Netherlands.

Vedior Profile Vedior is the fourth largest recruitment company in the world by revenues. Vedior is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. The company has a global network of offices spanning Europe, North America, Australasia, Asia, Latin America and Africa. Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training. Vedior has a leading market position in the provision of professionals/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. Vedior has a more diverse portfolio of recruitment services than any other recruitment company. Vedior has 16,600 employees and 2,530 branches in 50 countries around the world. In 2007, Vedior EBITA before non-recurring items was € 369 million and revenue € 8.4 billion. Vedior is headquartered in Amsterdam, the Netherlands.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Japan, Australia or Canada. This press release does not constitute an extension into the United States of America, Japan, Australia or Canada of the intended offer mentioned in this press release. This press release does not constitute or form part of an offer to sell securities or the solicitation of an offer to buy securities.

RECEIVED

2008 MAR 27 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

randstad holding

Fourth Quarter and Annual Results 2007

Highlights full year 2007

- 12% organic revenue growth[1]) with increased market share
- 27% growth in EBITA[2]; EBITA margin up to 6.0% from 5.3%
- Diluted EPS[3] up by 7% to € 3.38 compared to € 3.17 in 2006
- Dividend proposal of € 1.25 per share, in line with our updated dividend policy

Highlights fourth quarter 2007

- Group organic revenue growth 9%
- 14% growth in EBITA, with an EBITA margin of 6.8%, leading to diluted EPS of € 1.04
- Healthy organic growth across Europe (+10% in Q4 2007 compared to +12% in Q3 2007), Asia continuously strong, underlying revenue growth in North America improved to +1%
- Conditional agreement reached with Vedior N.V. to join forces

Outlook first quarter 2008

- We started the year with continued growth. Organic revenue growth amounted to 8% in January 2008. Q1 2007 was an exceptionally strong quarter and Q1 2008 will have on average a little over 1 working day less than Q1 2007. We expect EBITA to amount to at least € 100 million compared to the reported € 99.4 million in Q1 2007.

"In terms of both revenue and operating profit, it has been the best year and the best fourth quarter in the history of our company", says Ben Noteboom, CEO Randstad Holding. "Our people have done a great job, outperforming almost all markets once more. These markets have shown a mixed picture, so we are focusing on carefully targeted cost reductions in order to improve productivity but also keep stimulating growth wherever opportunities arise. As an example, clients are increasingly using our search and selection services, which leads to very encouraging growth. The more specialized market segments are doing well in many regions, a trend that fits well with our intended combination with Vedior. We are very enthusiastic about the possibilities this will bring us, and we face the future with confidence."

In € million	Q4 2007	Q4 2006	Change	FY 2007	FY 2006	change
Revenue	2,433.1	2,226.6	9%	9,197.0	8,186.1	12%
EBITA	164.9	144.1	14%	554.4	436.1	27%
Net income	118.5	134.5	-12%	384.9	360.3	7%
Net income before tax one-off	118.5	111.8	6%	398.9	337.6	18%
Diluted EPS (in €)	1.04	1.18	-12%	3.38	3.17	7%
Diluted EPS (in €) before tax one-off	1.04	0.99	5%	3.50	2.98	17%

1) Organic growth is measured excluding the impact of currency effects, acquisitions and disposals and transfers between segments

2) EBITA: operating profit before amortization acquisition-related intangible assets and impairment goodwill

3) Definition: diluted EPS before amortization acquisition-related intangible assets and impairment goodwill

Summary of Group financial performance

Revenue

Revenue totaled € 2,433.1 million in Q4 2007, up by 9% compared to Q4 2006. Organic growth amounted to 9%, net acquisitions added 2% to the growth while currencies had a negative impact of 2%. Q4 2007 had on average 1 working day more than Q4 2006. Organic growth per working day was 7%.

For the full year growth was double digit. In 2007, revenue increased by 12% to € 9,197 million, while organic growth was 12% as well. We gained market share across our segments and in most markets. The highest growth rates were generated in the

segments inhouse services and interim professionals, search & selection while our fastest growing main markets were Italy, France, Germany and Belgium.

We note that in 2007, the worldwide staffing market has shown healthy growth on average. Growth was not equally spread through the year, however. The beginning of the year showed strong growth, but growth rates became erratic at the end of Q2 2007, followed by gradual easing of the growth rates in Q3 2007 and Q4 2007. We observe two trends.

The US was the first market to show a slowdown, which we flagged at the end of 2006. Economic growth rates eased and projections were revised down in the first half of the year, which was followed by psychological and real effects of the credit crisis. This also had an effect on business and consumer confidence in Europe. Inhouse services, catering to large industrial and logistics clients, generated accelerated organic growth in Q4 2007, showing that the concept is well positioned to help our clients plan their workforce in all circumstances.

The second trend is that scarcity of candidates has become more prominent in certain areas. The employment rates have continued to grow across the globe as economic growth, although below expectations, was healthy overall, while demographic trends start to play a role as well. Our more recent initiatives in search & selection, well placed to address our clients' recruitment needs in areas with skill shortages, gained momentum through the year.

In € million	Q4 2007	Q4 2006	*growth*	*organic growth*	FY 2007	FY 2006	*growth*	*organic growth*
Revenue	2,433.1	2,226.6	*9%*	*9%*	9,197.0	8,186.1	*12%*	*12%*
Gross profit	545.9	483.5	*13%*	*12%*	2,029.7	1,730.6	*17%*	*17%*
Operating expenses	381.0	339.4	*12%*	*12%*	1,475.3	1,294.5	*14%*	*13%*
EBITA	164.9	144.1	*14%*	*14%*	554.4	436.1	*27%*	*28%*
Amortization acquisition-related intangibles and impairment goodwill	4.5	4.5	*0%*		14.8	12.5	*18%*	
Operating profit	160.4	139.6	*15%*		539.6	423.6	*27%*	
Net income	118.5	134.5	*-12%*		384.9	360.3	*7%*	
Diluted EPS (in €)	1.04	1.18	*-12%*		3.38	3.17	*7%*	
Diluted EPS (in €) ex tax one-offs	1.04	0.99	*5%*		3.50	2.98	*17%*	
Gross margin	22.4%	21.7%			22.1%	21.1%		
Operating expenses as % revenue	15.7%	15.2%			16.0%	15.8%		
EBITA margin	6.8%	6.5%			6.0%	5.3%		

Gross profit
Gross margins are improving. In Q4 2007 the gross profit increased 13% to € 545.9 million, while the gross margin improved to 22.4% compared 21.7% in Q4 2006. Gross profit included positive one-offs of € 6 million in total (compared to € 2 million positive in Q4 2006), including an additional benefit of € 3.6 million in France, related to a conservative estimate of payroll tax benefits earlier in the year, and the remainder mostly stemming from social security related items in the Netherlands.

For the full year, gross margin improved by a full percentage point to 22.1% from 21.1%. Margin growth was stimulated by improved management focus, as well as by an effective pricing policy made possible by the increasing scarcity of candidates in the market, and also by mix effects, such as fee income constituting a larger part of the total business mix. Fee income now amounts to 10% of total gross profit (8% in 2006) for the Group as a whole. Gross profit per average corporate FTE, which is one of our key performance indicators, increased by 3% in 2007.

Operating expenses
We continued to invest in targeted areas. In Q4 2007, the average number of corporate employees was 14% higher (+12% organic) than in Q4 2006, while the number of outlets was 8% (+6% organic) higher. The larger part of this expansion was implemented in the first half of the year. We employed on average 17,570 FTEs and operated from 2,886 outlets at the end of the quarter.

Operating expenses excluding amortization of acquisition-related intangibles and impairment goodwill grew by 12% (12% organic), amounting to 15.7% of revenue in Q4 2007 compared to 15.2% in Q4 2006. For full year 2007 operating expenses as a percentage of revenue were 16.0%, compared to 15.8% in 2006. The increase of the cost ratio, which occurred especially in the second half of 2007, is linked to the rapid growth in fee income in Europe and low productivity in our mass-customized operations in North America. We monitor the cost base closely and will make adjustments where necessary. The average

number of FTEs employed in North America during Q4 2007 was for instance 8% lower than during Q2 2007. We also reduced the number of outlets in mass-customized in the UK by 15% in Q4 2007. Next to realizing growth opportunities, cost and productivity monitoring will also be priorities in 2008. In line with our unit steering model, in January 2008, the number of corporate FTEs in our largest four geographies was on average 4% lower than in October 2007.

EBITA
In the fourth quarter of 2007 EBITA increased by 14% to € 164.9 million compared to € 144.1 million in Q4 2006. On an organic basis EBITA increased by 14% as well. The EBITA margin improved to 6.8% from 6.5%.

For the full year EBITA grew by 27% to a level of € 554.4 million, compared to € 436.1 million in 2006, while the EBITA margin improved to 6.0% from 5.3%, at the top of the 5-6% EBITA margin target range for 2007 we set in 2002.

Net income
In Q4 2007, net income amounted to 118.5 million. Excluding the € 22.7 million one-off tax gain of Q4 2006, net profit growth amounted to 6%. Net finance costs, including dividend on preferred shares, amounted to € 1.2 million in Q4 2007. Net finance costs have increased compared to earlier quarters in 2007, as we acquired 15.03% in the share capital of Vedior N.V. on the open market. The increase in financing charges was offset by a corresponding € 2 million share of profit of associates.

For the full year 2007, net income increased 7% to € 384.9 million, a record in the history of our company.

Cash flow and balance sheet
Cash flow was solid in 2007. Cash flow from operations before operating working capital improved along with increased operating results, which more than offset planned higher corporate income tax payments. The moving average of DSO improved from 52 to 51 days, while the timing of payments to creditors had a less positive impact than in 2006. In total, net cash from operating activities was therefore solid but slightly below the level of 2006. Full-year capital expenditure amounted to € 74.4 million, compared to € 61.8 million in 2006. As a result, free cash flow amounted to € 328.4 million, compared to € 350.0 million in 2006.

Until December 2007, a balance of € 108.6 million was spent from our free cash flow on acquisitions. In December 2007 we spent another € 478.9 million on the acquisition of a 15.03% stake in Vedior N.V., partly financed with long-term debt, within our existing credit facility. As a result, net debt amounted to € 144.2 million as at December 31, 2007, compared to a net cash position of € 250.3 million at the end of December 2006.

Fourth quarter by segment

Mass-customized Europe and Asia: moderate growth & strong profitability
We recorded moderate growth across our European operations and strong growth in Asia. Combined organic revenue growth amounted to 6%. In Europe the highest growth was posted in Italy and France, while growth moderated in several other markets including the Netherlands. Gross margin trends continue to be positive. This trend is most clearly visible in the Netherlands, Belgium, Spain and the UK and is based on a combination of mix shifts, increased fee income and better pricing. EBITA increased by 15% to € 125.5 million while the EBITA margin reached a healthy 8.0% compared to 7.3% in Q4 2006.

Mass-customized and inhouse services North America: revenue recovered and gross margin stabilized
On an organic basis revenue was up 1%, a clear improvement compared to the 4% decline in the previous two quarters. Demand at large inhouse clients was flat, and productivity remained high. In mass-customized we recorded slight growth again while we completed the headcount and cost reductions announced in last summer. In total 20 branches were closed. Gross margin was flat at 17.3%. The EBITA margin for our combined North American businesses came down to 2.5% compared to 3.3% in Q4 2006. Profitability was impacted by the default of one client in the US, which had an impact on EBITA of USD 1.2 million. Our Canadian operations continued to show strong performance with solid growth and profitability.

Inhouse services Europe: growth further improved
Execution continued to be good in this segment. Revenue growth was strong. Organic revenue growth amounted to 23% in Q4 2007, a slight acceleration compared to the previous quarter, including some acceleration in the Netherlands. Total growth including transfers was 49%. Growth was well spread across our different geographies. Growth was the highest in Germany, France, Italy and Belgium. In total we now operate from 783 locations in Europe. The gross margin reached 14.7% compared to 14.4 % in Q4 2006, while the EBITA margin improved to 6.6% from 6.5% in Q4 2006.

Interim professionals, search & selection: high demand
Organic revenue growth of interim professionals, search & selection was 14% in Q4 2007. Demand remains high. We continue to see healthy growth in secondment. In the Netherlands we did well in large segments such as IT and Finance while good growth was also visible in other competences such as Legal and Marketing & Communications. Reduced demand in Aerospace continued to have an effect on our German Engineering business. Attracting and retaining candidates in sectors such as IT, Finance and Engineering has become more challenging across the board. Growth in search & selection remains strong in all markets. The EBITA margin decreased somewhat versus Q4 2006, amongst others reflecting ongoing investment, and amounted to 7.2%.

Public offer for all of the share capital of Vedior N.V.
On December 3, 2007, we announced the intention to make a public offer for all of the share capital of Vedior N.V., in a mixed cash and share offer, of € 9.50 plus 0.32759 share Randstad Holding nv per share Vedior N.V., for a total equity consideration of € 3.5 billion at the day of announcement. The combination will create the world's 2nd largest HR services provider. For additional information and an update on the deal progress please refer to the separate press release issued today.

Other developments
In November 2007, we divested Thuiszorg Perfect, active in the field of homecare in the Netherlands, as it no longer fitted our portfolio after several regulatory changes to the Dutch health care system. Annualized revenue of Thuiszorg Perfect amounted to approximately € 12 million in 2007.

In the open period from February 14, 2008 up to and including February 27, 2008, a total of 23,894 ordinary shares Randstad Holding nv (nominal value € 0.10) will be issued and granted to the executive board members in relation to the medium term bonus system. In the same open period, in order to increase their own shareholdings in Randstad Holding nv, the members of the executive board intend to acquire shares on the open market from the annual cash bonus payment.

Dividend
We propose a dividend of € 1.25 per share (38% payout), equal to the amount paid over 2006 (40% payout). This is in line with the update to the dividend policy we announced in November 2007. As from 2007 we aim for enhanced dividend protection for our shareholders, putting a floor of € 1.25 in the dividend, instead of a constant 40% payout. The new policy should not lead to a lower average dividend stream than would be achieved under the former policy. We pursue consistent dividend growth through the cycle, while we aim not to lower the absolute dividend level in any given year. We want to achieve this with a minimum payout of 30% and a maximum payout of 60%. The updated policy is more in line with the cash flow trends, which usually show a more gradual development than earnings trends. For the coming years this means that dividend per share will grow from € 1.25 once the payout reaches 30%, and that it could only fall below € 1.25 if this would imply a payout higher than 60%.

Outlook Q1 2008
We started the year 2008 with continued growth. We see continued growth across our European and Asian operations, while the trends in North America do not differ much from the Q4 2007 patterns. Organic revenue growth amounted to 8% in January 2008. Q1 2007 was an exceptionally strong quarter and Q1 2008 will have on average a little over 1 working day less than Q1 2007. Given these trends, we expect continued revenue growth and EBITA of at least € 100 million, compared to the reported € 99.4 million in Q1 2007. We refrain from providing an EPS forecast this quarter as that would implicitly provide an opinion on the Q1 2008 results of Vedior N.V.

Financial calendar

Publication Q1 2008 results (pre-market)	April 23, 2008
Annual General Meeting of Shareholders	May 7, 2008
Fixing ex-dividend	May 9, 2008
Dividend available for payment	May 28, 2008
Publication Q2 2008 results (pre-market)	July 30, 2008

Conference call
Today, at 10.00 CET, Randstad Holding will host a press conference at our headquarters in Diemen. At 13.00 CET, we will host an analyst meeting and conference call. The dial in number is +31 (0)20 713 34 63 and for participants from the UK +44 (20) 7138 0835. The passcode is: 8734791. You can watch the analyst conference through real time video webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.ir.randstad.com/presentations.cfm. **Because progress on the proposed offer for Vedior N.V. will be discussed in the presentation, we regret that for legal and/or regulatory reasons, the conference call and webcast are not open to US/Canadian/Australian and Japanese participants.**

Additional information

The full-year figures (figures for the twelve months ended December 31, figures YTD) included in this press release are derived from but reflect only parts of the financial statements 2007. On the financial statements 2007 of Randstad Holding nv an unqualified auditor's opinion was issued, dated February 13, 2008. The financial statements 2007 have not been published yet and are not yet adopted by the Annual General Meeting of shareholders. The financial statements 2007 will be published on our company website in March 2008.

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Talent Shanghai, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Information by segment
(unaudited)

	Three months ended December 31					
In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
Revenue						
Mass-customized Europe and Asia	1,571.5	1,493.0	5%	6%		
Mass-customized North America	182.6	248.1	-26%	2%		
Inhouse services Europe	429.5	288.9	49%	23%		
Inhouse services North America	99.6	65.4	52%	0%		
Interim professionals, search & selection	162.9	142.9	14%	14%		
Eliminations	-13.0	-11.7				
Total revenue	2,433.1	2,226.6	9%	9%		
Gross profit						
Mass-customized Europe and Asia	383.8	345.2	11%	12%	24.4%	23.1%
Mass-customized North America	37.0	46.6	-21%	0%	20.3%	18.8%
Inhouse services Europe	63.0	41.6	51%	22%	14.7%	14.4%
Inhouse services North America	11.8	7.5	57%	2%	11.8%	11.5%
Interim professionals, search & selection	50.4	43.6	16%	11%	30.9%	30.5%
Eliminations	-0.1	-1.0				
Total gross profit	545.9	483.5	13%	12%	22.4%	21.7%
EBITA [1,4]						
Mass-customized Europe and Asia	125.5	108.9	15%	18%	8.0%	7.3%
Mass-customized North America	3.6	8.2	-56%	-39%	2.0%	3.3%
Inhouse services Europe	28.2	18.9	49%	24%	6.6%	6.5%
Inhouse services North America	3.4	2.0	70%	4%	3.4%	3.1%
Interim professionals, search & selection	11.8	13.8	-14%	-17%	7.2%	9.7%
Corporate	-7.6	-7.7				
Total EBITA	164.9	144.1	14%	14%	6.8%	6.5%

Information by segment

	Twelve months ended December 31					
In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
Revenue						
Mass-customized Europe and Asia	5,960.5	5,455.4	9%	12%		
Mass-customized North America	726.2	1,023.2	-29%	-3%		

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
Inhouse services Europe	1,528.5	974.2	57%	24%		
Inhouse services North America	406.7	247.5	64%	0%		
Interim professionals, search & selection	616.0	518.0	19%	18%		
Eliminations	-40.9	-32.2				
Total revenue	9,197.0	8,186.1	12%	12%		
Gross profit						
Mass-customized Europe and Asia	1,413.6	1,213.7	16%	18%	23.7%	22.2%
Mass-customized North America	147.9	198.4	-25%	-6%	20.4%	19.4%
Inhouse services Europe	222.1	138.9	60%	24%	14.5%	14.3%
Inhouse services North America	49.9	28.8	73%	5%	12.3%	11.6%
Interim professionals, search & selection	197.2	152.7	29%	24%	32.0%	29.5%
Eliminations	-1.0	-1.9				
Total gross profit	2,029.7	1,730.6	17%	17%	22.1%	21.1%
EBITA **						
Mass-customized Europe and Asia	417.2	322.0	30%	37%	7.0%	5.9%
Mass-customized North America	6.2	30.9	-80%	-71%	0.9%	3.0%
Inhouse services Europe	91.5	54.0	69%	30%	6.0%	5.5%
Inhouse services North America	18.4	8.5	116%	31%	4.5%	3.4%
Interim professionals, search & selection	51.3	46.6	10%	4%	8.3%	9.0%
Corporate	-30.2	-25.9				
Total EBITA	554.4	436.1	27%	28%	6.0%	5.3%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.

** EBITA: operating profit before amortization acquisition-related intangible assets and impairment goodwill.

Information by geographical area
(unaudited)

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Three months ended December 31					
Revenue						
Netherlands	844.4	796.2	6%	6%		
Germany	437.5	370.7	18%	15%		
Belgium/Luxembourg	277.5	254.5	9%	9%		
France	174.0	145.8	19%	19%		
Spain	129.3	133.9	-3%	1%		
United Kingdom	72.5	69.3	5%	10%		
Italy	91.1	71.9	27%	27%		
Other European counties	83.4	64.3	30%	7%		
North America	282.2	313.5	-10%	1%		
Asia	41.2	6.5				
Total revenue	2,433.1	2,226.6	9%	9%		
Gross profit						
Netherlands	233.1	205.1	14%	12%	27.6%	25.8%
Germany	106.9	92.8	15%	12%	24.4%	25.0%
Belgium/Luxembourg	57.0	49.7	15%	14%	20.5%	19.5%
France	28.2	20.2	40%	40%	16.2%	13.9%
Spain	21.8	21.9	0%	3%	16.9%	16.4%
United Kingdom	15.8	14.3	10%	16%	21.8%	20.6%
Italy	16.5	12.6	31%	31%	18.1%	17.5%
Other European countries	15.9	11.8	35%	11%	19.1%	18.4%
North America	48.8	54.1	-10%	1%	17.3%	17.3%
Asia	1.9	1.0				
Total gross profit	545.9	483.5	13%	12%	22.4%	21.7%

Information by geographical area

In millions of €	2007	2006	change 2007/2006	organic * growth	margins 2007	margins 2006
	Twelve months ended December 31					
Revenue						
Netherlands	3,217.9	2,912.2	10%	9%		
Germany	1,627.2	1,307.4	24%	23%		
Belgium/Luxembourg	1,072.7	923.6	16%	16%		
France	650.4	532.2	22%	22%		
Spain	507.9	498.0	2%	7%		
United Kingdom	268.4	249.0	8%	8%		
Italy	317.1	253.2	25%	25%		
Other European counties	282.1	223.4	26%	13%		
North America	1,132.9	1,270.7	-11%	-2%		
Asia	120.4	16.4				

Total revenue	9,197.0	8,186.1	12%	12%		
Gross profit						
Netherlands	859.4	708.1	21%	18%	26.7%	24.3%
Germany	391.0	325.4	20%	19%	24.0%	24.9%
Belgium/Luxembourg	213.4	173.6	23%	22%	19.9%	18.8%
France	102.6	75.5	36%	36%	15.8%	14.2%
Spain	89.8	80.3	12%	16%	17.7%	16.1%
United Kingdom	60.6	53.3	14%	14%	22.6%	21.4%
Italy	54.1	42.9	26%	26%	17.1%	16.9%
Other European countries	54.1	41.2	31%	17%	19.2%	18.4%
North America	197.8	227.2	-13%	-3%	17.5%	17.9%
Asia	6.9	3.1				
Total gross profit	2,029.7	1,730.6	17%	17%	22.1%	21.1%

* Organic growth is measured excluding the impact of currency effects, acquisitions, disposals and transfers between segments.

Consolidated balance sheet

In millions of €	December 31, 2007	December 31, 2006
Assets		
Property, plant and equipment	135.7	117.1
Intangible assets	433.3	324.2
Deferred income tax assets	282.5	329.0
Financial assets and associates	491.1	11.9
Non-current assets	1,342.6	782.2
Trade and other receivables	1,570.4	1,443.0
Income tax receivables	20.1	6.1
Cash and cash equivalents	384.1	346.5
Current assets	1,974.6	1,795.6
Total assets	3,317.2	2,577.8
Equity and liabilities		
Issued capital	11.7	11.6
Share premium	432.6	404.6
Reserves	577.3	374.1
Shareholders' equity	1,021.6	790.3
Minority interest	0.8	-
Group equity	1,022.4	790.3
Preferred shares	165.8	165.8
Borrowings	460.0	-
Deferred income tax liabilities	287.3	298.9
Provisions	46.7	49.4
Non-current liabilities	959.8	514.1
Trade and other payables	1,168.1	1,095.7
Income tax liabilities	57.5	48.4
Borrowings	68.3	96.2
Provisions	41.1	33.1
Current liabilities	1,335.0	1,273.4
Total equity and liabilities	3,317.2	2,577.8

Consolidated cash flow statement
(Q4 unaudited)

In millions of €	Three months ended December 31 2007	Three months ended December 31 2006	Twelve months ended December 31 2007	Twelve months ended December 31 2006
Net income	118.5	134.5	384.9	360.3
Taxes on income	42.7	2.9	154.6	54.1
Share of profit of associates	-2.0	-	-2.0	-
Net finance costs	1.2	2.2	2.1	9.2
Operating profit	160.4	139.6	539.6	423.6
Depreciation property, plant and equipment	10.8	8.3	39.0	32.3
Amortization software	3.3	4.6	12.2	15.8
Amortization acquisition-related intangible assets	4.5	3.5	14.8	11.5
Impairment goodwill	-	1.0	-	1.0
Share-based payments	2.9	1.3	11.2	4.6
Provisions	-5.6	-0.1	-5.4	-0.6
Income taxes paid	-64.2	-33.9	-153.0	-105.6
Cash flow from operations before operating working capital	112.1	124.3	458.4	392.6
Trade and other receivables	37.5	27.2	-120.0	-130.2
Trade and other payables	11.0	53.0	63.0	157.2
Operating working capital	48.5	80.2	-57.0	27.0
Net cash flow from operating activities	160.6	204.5	401.4	409.6
Additions of property, plant and equipment	-15.5	-16.3	-60.5	-50.8
Additions of software	-6.0	-7.0	-13.9	-11.0
Acquisition of subsidiaries and associates	-548.9	-72.9	-587.5	-219.2
Financial receivables	-0.9	0.6	-0.7	-0.5
Disposals of property, plant and equipment	0.3	1.2	2.1	2.7
Disposal of subsidiaries	-	2.7	-	3.7
Net cash flow from investing activities	-571.0	-91.7	-660.5	-275.1
Re-issue of purchased ordinary shares	-	-	0.6	1.0
Issue of ordinary shares	0.0	2.5	7.8	3.9
Drawings on/(repayments of) non-current borrowings	460.0	-190.1	460.0	-130.5
Financing	460.0	-187.6	468.4	-125.6
Financial income and expenses received	1.4	0.3	8.2	0.4
Dividend paid on ordinary shares	-	-	-145.3	-90.7
Dividend paid on preferred shares B	-	-	-7.2	-8.4
Reimbursement to financiers	1.4	0.3	-144.3	-98.7
Net cash flow from financing activities	461.4	-187.3	324.1	-224.3
Net increase / (decrease) in cash, cash equivalents and current borrowings	51.0	-74.5	65.0	-89.8
Cash, cash equivalents and current borrowings at begin of period	263.8	324.1	250.3	336.5
Net increase / (decrease) in cash, cash equivalents and current borrowings	51.0	-74.5	65.0	-89.8
Translation gains	1.0	0.7	0.5	3.6
Cash, cash equivalents and current borrowings at end of period	315.8	250.3	315.8	250.3
Free cash flow	138.5	183.0	328.4	350.0

Consolidated statement of changes in shareholders' equity
(Q4 unaudited)

In millions of €	2007	2006
Value at October 1	909.2	660.4
Movements in the period:		
Net income for the period	118.5	134.5
Translation differences	-9.0	-8.4
Total recognized income	109.5	126.1
Share-based payments	2.9	1.3
Issue of ordinary shares	0.0	2.5
Value at December 31	1,021.6	790.3

In millions of €	2007	2006
Value at January 1	790.3	536.2
Movements in the period:		
Net income for the period	384.9	360.3
Translation differences	-27.9	-25.0
Total recognized income	357.0	335.3
Dividend paid on ordinary shares	-145.3	-90.7
Share-based payments	11.2	4.6
Re-issue of purchased ordinary shares	0.6	1.0
Issue of ordinary shares	7.8	3.9
Value at December 31	1,021.6	790.3

Accounting policies

In this quarterly report the accounting policies as included in our annual reports 2007 and 2006 are applied.
The following during 2007 acquired companies have been included in the YTD Q4 consolidated figures: OK Consulting gcv, T BV, Job One SA, Pacific Team Ltd., Team BS Management Holding GmbH, Centrale Inkomensadministratie Nederland 'CIAN' Talent Shanghai Co., Ltd is consolidated as from April 2, 2007.

Core data

)

In millions of €

Balance sheet	December 31, 2007	December 31, 2006
Operating working capital *	409.5	354.5
Borrowings (excluding preferred shares)	528.3	96.2
(Net debt) / net cash (excluding preferred shares)	-144.2	250.3

* Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.

Split up operating expenses (Q4 unaudited)	Three months ended December 31		Twelve months ended December 31	
	2007	2006	2007	2006
Personnel expenses	267.9	241.4	1,021.1	898.7
Other operating expenses	113.1	98.0	454.2	395.8
Operating expenses	381.0	339.4	1,475.3	1,294.5
Amortization acquisition-related intangible assets and impairment goodwill	4.5	4.5	14.8	12.5
Total operating expenses	385.5	343.9	1,490.1	1,307.0
Depreciation and amortization software				
Depreciation property, plant and equipment	10.8	8.3	39.0	32.3
Amortization software	3.3	4.6	12.2	15.8
Total depreciation and amortization software	14.1	12.9	51.2	48.1
EPS calculation				
Net income for ordinary shareholders	118.5	134.5	384.9	360.3
Amortization acquisition-related intangible assets and impairment goodwill (after taxes)	3.1	3.3	10.1	8.6
Net income before amortization acquisition-related intangible assets and impairment goodwill	121.6	137.8	395.0	368.9
Basic EPS (in €)	1.02	1.16	3.31	3.11
Diluted EPS (in €)	1.02	1.15	3.30	3.10
Diluted EPS before amortization acquisition-related intangible assets and impairment goodwill (in €)	1.04	1.18	3.38	3.17
Average number of ordinary shares outstanding (mln)	116.6	116.0	116.4	115.8
Average number of diluted ordinary shares outstanding (mln)	116.8	116.5	116.8	116.3

Notes to the consolidated interim financial statements

Reporting entity

Randstad Holding nv is a public limited liability company incorporated and domiciled in the Netherlands and listed on Euronext Amsterdam. The consolidated interim financial statements of Randstad Holding nv as at and for the three and twelve months' period ended December 31, 2007 include the company and its Group companies (together called the 'Group').

Significant accounting policies
These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (hereafter: IFRS).

The accounting polices applied by the Group in these consolidated interim financial statements are unchanged compared to those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2006.

Basis of presentation
These consolidated interim financial statements are condensed and prepared in accordance with (IFRS) IAS 34 'Interim Financial Reporting'; they do not include all of the information required for full (annual) financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2006.

The consolidated financial statements of the Group as at and for the year ended December 31, 2006 are available upon request at the Company's office or at www.ir.randstad.com.

Estimates
The preparation of consolidated interim financial statements, requires the Group to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments, estimates and assumptions, were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2006.

Seasonality
The Group's activities are impacted by seasonal patterns. The volume of transactions throughout the year fluctuates per quarter, dependent upon demand as well as variations in items such as the number of working days, public holidays and holiday periods. Historically, the Group usually generates its strongest revenue and profits in the second half of the year. Historically, in the second quarter free cash flow is usually negative due to the timing of the payments of holiday allowances and dividend; free cash flow tends to be the strongest in the second half of the year.

Effective tax rate/income tax expense
The effective tax rate in Q4 2007 is 26.5% versus 2.1% in Q4 2006. The 26.5% in Q4 2007 is close to the underlying effective tax rate of approximately 26% for the whole year, whereas Q4 2006 was affected by a non-recurring tax gain of approximately € 23 million; without this tax gain the tax rate in Q4 2006 was in line with the underlying tax rate for the whole year 2006 of 18.5%. For the whole year 2007 the effective tax rate is 28.7%, including a non-recurring (non cash) charge in Q3 2007 of € 14 million due to the revaluation of the German deferred tax assets, based upon the decrease in the corporate income tax and trade tax rates starting January 1, 2008; without this charge the effective tax rate was 26.1% in 2007. For the whole year 2006 the effective tax rate was 13.1%, including the € 23 million one-off tax gain.

The increase in the underlying effective tax rate from 18.5% in 2006 to approximately 26% in 2007 is in line with our tax planning. The decrease in a number of nominal tax rates in several countries (the Netherlands, Spain) caused an improvement in the 'weighted average applicable tax rate" from 32.7% in 2006 to 30.4% in 2007. This improvement was however offset by a relatively lower effect from tax-exempt income as well as a negative balance in comparison to 2006 with regards to the valuation of, mainly US related, deferred tax assets.

Acquisitions of subsidiaries
The total cash out for acquisitions year to date December 31, 2007 is € 108.6 million (Q4: € 70.0 million), including € 4.4 million (Q4: € 0.2 million) for acquired companies in preceding years.

In Q4 the Group acquired as per October 1, 2007 100% of the shares of the German regular staffing company Team BS Management Holding GmbH (for which company earn-out arrangements exist) and 100% of the shares of Centrale Inkomensadministratie Nederland "CIAN" BV, a payroll administration and payroll processing company (for the Dutch employees of Philips).

During the first three quarters, the Group acquired as per April 2, 2007 a further 23% in Talent Shanghai, China, resulting in a 70% interest; this company is consolidated as from that date. The Group furthermore acquired as per June 26, 2007 100% of the shares of Job One SA, a Swiss based general staffing company (for which company earn-out arrangements exist) and 100% of the shares of Thremen bv as per March 29, 2007 and of a small Belgium based company at the beginning of the year.

The assets and liabilities arising from acquisitions as per December 31, 2007, as well as the breakdown of the total amount of goodwill are:

In millions of €	carrying amount December 31, 2007	fair value December 31, 2007	fair value, September 30, 2007
Tangible fixed assets	0.5	0.6	0.3
Software	0.2	0.2	-
Acquisition-related intangible assets	-	35.1	14.7
Working capital (including € 0.2 million for purchased minority interest)	-11.6	-11.6	2.9
Deferred taxes	0.0	-9.6	-3.2
Provisions	-	-0.9	-0.9
Net assets acquired (100%)	-10.9	13.8	13.8
Less: net value already included in associate and minority interest		1.6	1.6
Subtotal		12.2	12.2
Goodwill		82.8	28.3
Total consideration		**95.0**	**40.5**
Deferred compensations		-3.5	-2.9
Consideration paid		**91.5**	**37.6**
Net debt / (net cash) of subsidiaries acquired		12.7	-3.2
Consideration paid, adjusted for net debt / (net cash)		104.2	34.4
Consideration paid for acquisitions in preceding years		4.4	4.2
Acquisition of subsidiaries		**108.6**	**38.6**

Goodwill is mainly attributable to the synergies expected to arise after the Group's acquisition of these companies and to the workforce of the acquired businesses. The expected costs for all acquisitions are (to be) paid in cash.

The contribution of the acquired businesses to Group's revenue and operating profit for the twelve months' period ended December 31, 2007 is € 148.9 million and € 1.9 million, respectively. If these acquisitions had occurred on January 1, 2007, Group revenue and operating profit would have been higher by approximately € 240 million and € 4 million respectively.

Number of issued shares as at December 31, 2006	116,095,328
Issue from share-based payment arrangements	510,537
Number of issued shares as at December 31, 2007	116,605,865

For more information:
Bart Gianotten/Machteld Merens
Telephone
+31 (0)20 569 56 23

ⁿr randstad holding

Randstad sells Spanish telemarketing business

Randstad Holding nv announces it has reached agreement to sell its Spanish telemarketing business Unitono Servicios Externalizados ('Unitono') to Avanza Externalización de Servicios. In 2007, Unitono generated revenue of approximately € 55 million.

Unitono is a contact center operator rather than a contact center personnel supplier. The sale of Unitono is therefore in line with Randstad's policy to focus on its service offerings in staffing (mass-customized and inhouse services), interim professionals, search & selection and HR Solutions.

The impact on Group revenue and net income is considered non-material.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team, EmmayHR, Team4U, Martin Ward Anderson and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

END